P.E 12/31/04

Big Lots, Inc. 2004 Annual Report



AND NAMES...
CLOSEOUT PRICES
BIG LOTS!



TOYS
BIG!LOTS
HOT NEW CLOSEOUTS
$39.99
$14.99



BIG!LOTS

ARS

ARS
P.E
12/31/04

1-8897

BIG LOTS!™

The Unaudited Adjusted Results, which include financial measures that are not calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"), are presented in order to improve comparability of financial information for periods presented. The following information and reconciliation exclude charges related to fiscal years 2003 and 2001, as described below.

	Fiscal Year **2003**					Fiscal Year **2001**				
	Reported (GAAP)		Adjustments	Unaudited Adjusted Results (non-GAAP)		Reported (GAAP)		Adjustments	Unaudited Adjusted Results (non-GAAP)	
($ in thousands, except per share amounts)										
Net sales	$ 4,174,383	100.0 %	$ -	$ 4,174,383	100.0 %	$ 3,433,321	100.0 %	$ -	$ 3,433,321	100.0 %
Cost of sales	2,428,024	58.2	-	2,428,024	58.2	2,092,183	60.9	(62,439)	2,029,744	59.1
Gross profit	1,746,359	41.8	-	1,746,359	41.8	1,341,138	39.1	62,439	1,403,577	40.9
Selling and administrative expenses	1,523,913	36.5	(18,698)	1,505,215	36.1	1,297,710	37.8	(34,888)	1,262,822	36.8
Depreciation expense	93,703	2.2	-	93,703	2.2	71,950	2.1	-	71,950	2.1
Operating profit (loss)	128,743	3.1	18,698	147,441	3.5	(28,522)	(0.8)	97,327	68,805	2.0
Interest expense	16,443	0.4	-	16,443	0.4	20,489	0.6	-	20,489	0.6
Interest income	(1,061)	(0.0)	-	(1,061)	(0.0)	(287)	(0.0)	-	(287)	(0.0)
Income (loss) from continuing operations before income taxes	113,361	2.7	18,698	132,059	3.1	(48,724)	(1.4)	97,327	48,603	1.4
Income tax expense (benefit)	23,421	0.6	23,536	46,957	1.1	(19,262)	(0.6)	38,444	19,182	0.6
Income (loss) from continuing operations	89,940	2.1	(4,838)	85,102	2.0	(29,462)	(0.8)	58,883	29,421	0.8
(Loss) income from discontinued operations	(9,720)	(0.2)	9,720	-	-	8,480	0.2	(8,480)	-	-
Net income (loss)	$ 80,220	1.9 %	$ 4,882	$ 85,102	2.0 %	$ (20,982)	(0.6)%	$ 50,403	$ 29,421	0.8 %
Income (loss) per common share - basic:										
Continuing operations	$ 0.77		$ (0.04)	$ 0.73		$ (0.25)		$ 0.52	$ 0.27	
Discontinued operations	(0.08)		0.08	-		0.07		(0.07)	-	
	$ 0.69		$ 0.04	$ 0.73		$ (0.18)		$ 0.45	$ 0.27	
Income (loss) per common share - diluted:										
Continuing operations	$ 0.77		$ (0.05)	$ 0.72		$ (0.25)		$ 0.51	$ 0.26	
Discontinued operations	(0.09)		0.09	-		0.07		(0.07)	-	
	$ 0.68		$ 0.04	$ 0.72		$ (0.18)		$ 0.44	$ 0.26	

For a discussion of defined terms, refer to the Notes to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for fiscal year 2004 ("2004 Form 10-K"). The 2004 Form 10-K is included in this Annual Report to Shareholders.

FISCAL YEAR 2003 CHARGE

In fiscal year 2003, the Company recorded charges related to KB Toys matters and litigation of $4.9 million (net of tax), or $0.04 per diluted share. The KB Toys charge resulted primarily from KB's bankruptcy filing on January 14, 2004, and represented: a) a $14.3 million (net of tax) charge related to KB store lease guarantee obligations; b) a $10.6 million (net of tax) benefit related to the partial charge-off of the HCC Note and the write-off of the KB warrant; and c) a $5.8 million (net of tax) benefit related to the resolution and closure of KB state and local tax matters. In another KB matter unrelated to the bankruptcy proceedings, a litigation charge of $1.2 million (net of tax) was recorded relating to certain advertising practices of KB Toys. Unrelated to KB Toys, the Company also recorded a $5.7 million (net of tax) charge to settle the Company's two California class action lawsuits relating to the calculation of earned overtime wages for certain former and current store managers and assistant store managers in that state. The information provided *above under the caption "Fiscal Year 2003 – Reported (GAAP)" is restated for certain lease accounting corrections. For a discussion* of lease accounting corrections, refer to the Notes to the Consolidated Financial Statements in the 2004 Form 10-K.

FISCAL YEAR 2001 CHARGE

In fiscal year 2001, the Company recorded a charge of $50.4 million (net of tax), or $0.44 per diluted share. The charge represented: a) costs to modify the Company's product assortment and exit certain merchandise categories ($6.1 million net of tax); b) adjustments to the estimated capitalized freight costs related to inbound imported inventories in response to better systems and information ($15.0 million net of tax); c) adjustments to inventory-related costs that were identified as a result of the completion of a significant multiyear conversion to a detailed stock keeping unit inventory management system ($16.7 million net of tax); and d) changes in estimates and estimating methodology related to insurance reserves ($12.6 million net of tax). The information provided above under the caption "Fiscal Year 2001 – Reported (GAAP)" is restated for certain lease accounting corrections. For a discussion of lease accounting corrections, refer to the Notes to the Consolidated Financial Statements in the 2004 Form 10-K.

The Unaudited Adjusted Results should not be construed as an alternative to the reported results determined in accordance with GAAP. *Further, the Company's definition of adjusted income information may differ from similarly titled measures used by other companies.* While it is not possible to predict future results, management believes the adjusted non-GAAP information is useful for the assessment of the ongoing operations of the Company. The Unaudited Adjusted Results should be read in conjunction with the Company's Consolidated Financial Statements and Notes contained in the 2004 Form 10-K.

Financial Highlights (UNAUDITED ADJUSTED RESULTS)

($ in thousands, except per share amounts and sales per selling square foot)	2004	2003 (Restated)	2002 (Restated)	2001 (Restated)	2000 (a) (Restated)
		Fiscal Year (g)			
EARNINGS DATA					
Net sales	$ 4,375,072	$ 4,174,383	$ 3,868,550	$ 3,433,321	$ 3,277,088
Net sales increase	4.8%	7.9%	12.7%	4.8%	11.7%
Income from continuing operations (b)	$ 30,411	$ 85,102	$ 75,733	$ 29,421	$ 97,601
Income from continuing operations increase (decrease) (b) (f)	(64.3)%	12.4%	157.4%	(69.9)%	NR
Income from continuing operations per share - diluted (b)	$ 0.27	$ 0.72	$ 0.65	$ 0.26	$ 0.87
Income from continuing operations per share - diluted increase (decrease) (b) (f)	(62.5)%	10.8%	150.0%	(70.1)%	NR
Average diluted common shares outstanding	114,801	117,253	116,707	113,660	112,414
Gross profit - % of net sales (b)	40.6%	41.8%	42.2%	40.9%	42.3%
Selling and administrative expenses - % of net sales (b)	36.7%	36.1%	36.2%	36.8%	34.7%
Depreciation expense - % of net sales (b)	2.4%	2.2%	2.2%	2.1%	2.0%
Operating profit - % of net sales (b)	1.5%	3.5%	3.8%	2.0%	5.6%
Net interest expense - % of net sales	0.5%	0.4%	0.5%	0.6%	0.7%
Income from continuing operations - % of net sales (b)	0.7%	2.0%	2.0%	0.8%	3.0%
BALANCE SHEET DATA AND FINANCIAL RATIOS					
Cash equivalents and short-term investments	$ –	$ 170,300	$ 143,815	$ 17,500	$ –
Inventories	895,016	829,569	776,210	705,293	744,945
Property and equipment - net	648,741	621,998	548,103	527,011	491,064
Total assets	1,733,584	1,800,543	1,655,571	1,470,281	1,527,873
Long-term obligations	159,200	204,000	204,000	204,000	268,000
Shareholders' equity	1,075,490	1,108,779	1,020,088	922,533	923,560
Working capital	622,269	718,620	654,626	555,719	696,828
Net debt (e)	$ 159,200	$ 33,700	$ 60,185	$ 186,500	$ 268,000
Current ratio	2.5	2.7	2.7	2.8	3.2
Inventory turnover (c)	2.8	3.0	2.9	2.7	2.6
Long-term obligations to total capitalization	12.9%	15.5%	16.7%	18.1%	22.5%
Return on assets - continuing operations (b) (f)	1.7%	4.9%	4.8%	2.0%	NR
Return on shareholders' equity - continuing operations (b) (f)	2.8%	8.0%	7.8%	3.2%	NR
CASH FLOW DATA					
Depreciation and amortization	$ 101,969	$ 92,407	$ 85,840	$ 69,935	$ 62,168
Capital expenditures	$ 135,291	$ 170,175	$ 110,110	$ 113,387	$ 119,153
STORE DATA					
Stores open at end of the fiscal year	1,502	1,430	1,380	1,335	1,290
Gross square footage (000's)	42,975	40,040	37,882	35,528	33,595
Selling square footage (000's)	30,943	29,019	27,593	26,020	24,641
Increase in selling square footage	6.6%	5.2%	6.0%	5.6%	6.0%
Average selling square footage per store	20,601	20,293	19,995	19,491	19,102
OTHER SALES DATA					
Comparable store sales growth	0.0%	3.4%	7.7%	2.0%	3.7%
Average sales per store (d)	$ 2,951	$ 2,932	$ 2,809	$ 2,582	$ 2,567
Sales per selling square foot (d)	$ 144	$ 146	$ 142	$ 134	$ 135

(a) Fiscal year 2000 is comprised of 53 weeks.
(b) Income from continuing operations is shown excluding the impact of charges for fiscal years 2003 and 2001. A reconciliation of the differences between GAAP and the non-GAAP financial measures presented in this table for fiscal years 2003 and 2001 is shown on the following page.
(c) Inventory turnover for fiscal year 2001 is calculated before the fiscal year 2001 charge described on the following page.
(d) Excludes wholesale business for periods presented, and sales impact of the 53rd week in fiscal year 2000.
(e) Net debt is calculated as long-term obligations less cash equivalents and short-term investments.
(f) Fiscal year 1999 is not restated for changes in lease accounting; therefore comparable metrics for fiscal year 2000 are not reported ("NR").
(g) For information relating to the restatement, refer to the Restatement of Previously Issued Consolidated Financial Statements Note to the Consolidated Financial Statements section in this Annual Report on Form 10-K.


$ in millions
$3,277
$3,433
2,700
900
0
00
01
02
03
04


1,500
1,200
900
600
300
0
1,290
1,335
1,380
1,430
1,502
00
01
02
03
04


(Adjusted Results (1))
3.5
2.8
2.1
1.4
.7
.0
2.6
2.7
2.9
3.0
2.8
00
01
02
03
04

(1) Inventory turnover excludes the impact of the fiscal year 2001 charge described on the following page. A reconciliation of the GAAP to non-GAAP amounts for fiscal year 2001 is shown on the following page.

About Our Company


BIG LOTS
NEW CLOSEOUTS



HEADQUARTERED IN COLUMBUS, OHIO, BIG LOTS (BLI; NYSE) IS A FORTUNE 500 COMPANY WITH OVER 1,500 STORES NATIONWIDE, INCLUDING MORE THAN 40 FREESTANDING BIG LOTS FURNITURE STORES. WE ALSO OPERATE A WHOLESALE DIVISION AND AN ONLINE BUSINESS-TO-BUSINESS WEB SITE.

FOR MORE THAN THREE DECADES, WE'VE DELIGHTED OUR CUSTOMERS WITH A VIBRANT MIX OF EXCITING BRANDS, UNIQUE PRODUCTS, AND CLOSEOUT PRICES. BIG LOTS OFFERS NEW MERCHANDISE EVERY WEEK AND SUBSTANTIAL SAVINGS OVER TRADITIONAL DISCOUNT RETAILERS, ON AVERAGE 20 TO 40 PERCENT LESS. OUR CUSTOMERS LOVE OUR UNEXPECTED, ONCE-IN-A-LIFETIME DEALS. WE ALSO CARRY ATTRACTIVE, AFFORDABLE FURNITURE, HOME FURNISHINGS, SEASONAL MERCHANDISE, AND HUNDREDS OF EVERYDAY ITEMS CONSUMERS WANT AND NEED. THROUGH EXCELLENT RELATIONSHIPS WITH MANUFACTURERS, HIGH-VOLUME PURCHASES, AND STRICT EXPENSE CONTROL, WE PASS TREMENDOUS SAVINGS ON TO OUR CUSTOMERS.

Chairman's Letter

To Our Shareholders:

MICHAEL J. POTTER Chairman, Chief Executive Officer, President



Reflecting on 2004, I am struck not only by how difficult it was, but also by the spirit and determination of our associates. Last year was extremely challenging for our business. Despite all of our accomplishments and hard work across every area of the company, we did not deliver the financial performance we expected. Throughout most of the year, we faced a tough economy with higher gas prices, inflationary concerns, and other economic conditions that affected the discretionary spending of the lower-income customer. Like many other retailers in our sector, we struggled to drive sales in this environment.

In assessing 2004, it's important to view the year as part of the continuum in our company's overall transformation. Over the past four years, we set some high goals and accomplished much. All of our focus has been centered on five clear-cut strategic initiatives: building the brand, customer-driven merchandising, customer-driven stores, supply chain management, and building the team. Our Big Lots brand is more recognizable today than it has ever been. Our store base is vastly improved, with the majority of our stores having been remodeled or newly constructed in the past five years. Our merchandise mix has evolved to better reflect our strengths and the categories our customers prefer. Our systems and supply chain are more sophisticated than ever, providing a strong infrastructure to serve an increasingly large and complex store base. Our talent base is expanded and the depth and experience of management are strong.



But despite these and many other improvements in our business, we've had to step back and say that we can still do more to drive sales. We realized, during this time of incredible change and improvement, that we must achieve even higher levels of performance in the most important area of our business: great closeout merchandising. Closeouts are our key differentiator. Closeouts make us unique. Closeouts deliver excitement and price savings for our customers.

Despite the challenges we faced last year, I have confidence in two important points: First, we are making the necessary changes to ensure we execute better in terms of driving sales. Second, our financial condition is strong, and we are well positioned to enhance our financial performance in the future.

We've taken several steps to energize our closeout assortment and enhance the merchandise content in our stores. We are creating specific planning tools to track our buying and to hold ourselves more accountable for the types of deals we need to make. We launched Big Lots Capital, an arm of the company that is solely dedicated to sourcing great closeout deals in new markets. Big Lots Capital will expand into areas such as bankruptcies, liquidations, and insurance deals. Together we have created a companywide rally around our energized closeout focus. Every member of our team understands the importance of this focus for our future. We have also added resources and talent to our merchant and support teams to ensure we can accomplish our objectives.

We had other key accomplishments in 2004 that improved our financial position and laid the groundwork for an organizational structure that will serve us well in the years ahead. We generated strong enough cash flow in 2003 and the first part of 2004 for the Board of Directors to authorize our first stock buyback. In the second quarter of 2004, we bought back $75 million (5.4 million shares) of Big Lots stock. In addition, with our strong balance sheet, we were able to refinance our debt from a higher-interest secured facility to a lower-interest unsecured 5-year bank revolver. This reduces our interest costs and gives us additional flexibility.

Our distribution infrastructure is providing the platform for future growth as we continue to penetrate new markets and add to existing markets. We successfully opened our new distribution center in Durant, Oklahoma. We are also nearing completion of the reengineering of our oldest and largest distribution center in Columbus, Ohio. Both of these supply chain initiatives position us for greater productivity.



After all the hard work of the past four years, an important foundation has been laid for the future. Our approach to 2005 is straightforward: It's simply time for us to execute by increasing profitable sales. We're transitioning from a time of major change — which

Chairman's Letter

included large capital expenditures, store remodels, a major marketing conversion, and systems changes — to concentrating our energies on what Big Lots does best. We can now focus intensely on the closeout sourcing side of our business. We believe this singular focus will help us generate positive customer transactions, maximize our cash flow, and enhance shareholder value.

In January I announced I will step down as CEO of Big Lots. At the time of this writing, we are in the process of recruiting a new CEO. I intend to remain on the Board of Directors, and I will be assisting the Board and management team as Chief Strategy Officer. During my 14 years with Big Lots, I've seen so many great people build this business. We have a powerful culture where people care for each other. We've kept this culture going through good times and tough times. We all know our obligations to enhance shareholder value, and we work as a team to achieve the best results possible. Today more than 46,000 Big Lots associates are united by this common goal. And that's an incredibly powerful asset.


CLOSEOUT PRICES
BIG LOTS

I am excited to enter a new phase of contribution to the company, and I look forward to welcoming a new leader to the Big Lots team. Going forward, our goal is to be the best at what differentiates us: extraordinary deals, incredible excitement, and great execution. The investments we made along the way in our people and our business have set the stage for us to achieve our vision as the World's Best Bargain Place. I want to thank all of our associates for their hard work, enthusiasm, and support throughout the years. It is through your efforts that we will succeed as a company, and it is because of you that I am excited about the future.

Sincerely,

MICHAEL J. POTTER
Chairman
Chief Executive Officer
President

Directors and **Executives**

BOARD OF DIRECTORS

Sheldon M. Berman
Chairman, Chief Executive Officer & President
Xtreem Creative, Inc.

David T. Kollat
President & Founder
22, Inc.

Brenda J. Lauderback
former Group President
Nine West Group, Inc.

Philip E. Mallott
former Vice President & Chief Financial Officer
Intimate Brands, Inc.

Ned Mansour
former President
Mattel, Inc.

Michael J. Potter
Chairman, Chief Executive Officer & President
Big Lots, Inc.

Russell Solt
former Executive Vice President & Chief Financial Officer
West Marine, Inc.

James R. Tener
President & Chief Operating Officer
Brook Mays Music Group

Dennis B. Tishkoff
Chairman & Chief Executive Officer
Drew Shoe Corporation

COMPANY EXECUTIVES

CHAIRMAN, CHIEF EXECUTIVE OFFICER & PRESIDENT

Michael J. Potter

EXECUTIVE VICE PRESIDENTS

John C. Martin
Merchandising

Donald A. Mierzwa
Store Operations

Brad A. Waite
Human Resources, Loss Prevention, Real Estate & Risk Management

SENIOR VICE PRESIDENTS

Lisa M. Bachmann
Merchandise Planning & Allocation

Joe R. Cooper
Chief Financial Officer

Charles W. Haubiel II
General Counsel & Corporate Secretary

Kent Larsson
Marketing

Norman J. Rankin
General Merchandise Manager

Harold A. Wilson
Distribution & Transportation Services

John M. Zavada
Chief Information Officer

VICE PRESIDENTS

Timothy C. Anderson
Store Control

Armen Bahadurian
Wholesale Merchandise Manager

Loyd R. Barron
Store Operations

William Coney
Store Operations

Lyle E. Davis
Merchandise Manager

Penny L. Davis
Associate Relations & Development

Kevin R. Day
Market Research & Site Selection

Charles H. Denny
Store Operations

Anita C. Elliott
Controller

Roger D. Erwin
Store Operations

Richard L. Fannin
Technology & Data Center Services

VICE PRESIDENTS (Continued)

Charles C. Freidenberg
Divisional Merchandise Manager

Mollie M. Hall
Store Operations

Craig A. Hart
Merchandise Planning

Charles H. Howze
Store Operations

Gary E. Huber
Store Operations

Kathleen R. Hupper
Real Estate Administration

Timothy A. Johnson
Strategic Planning & Investor Relations

Kathryn A. Keane
Transportation Services

Timothy D. Kolp
Real Estate

Sidney Lambersky
Big Lots Capital

Steven B. Marcus
Wholesale

Seth Marks
Big Lots Capital

Richard J. Marsan, Jr.
Merchandise Presentation

Todd A. Noethen
Distribution Support Services

Steven B. Page
Store Operations

Judith A. Panoff
Divisional Merchandise Manager

Jo L. Roney
Human Resources Services

Michael A. Schlonsky
Risk Management & Administrative Services

Robert Segal
Divisional Merchandise Manager

Steven R. Smart
Divisional Merchandise Manager

Sharon Smith
Allocation

Wayne Stockton
Divisional Merchandise Manager

L. Michael Watts
Tax

Crystal L. Weary
Divisional Merchandise Manager

Stewart Wenerstrom
Merchandise Support

Kevin R. Wolfe
Loss Prevention

Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

April 21, 2005

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Big Lots, Inc., which will be held at the Company's corporate office located at 300 Phillipi Road, Columbus, Ohio, on Tuesday, May 17, 2005, beginning at 9:00 a.m. EDT.

The following pages contain the formal Notice of Annual Meeting of Shareholders and the Proxy Statement. You should review this material for information concerning the business to be conducted at the Annual Meeting of Shareholders.

Your vote is important. Whether you plan to attend the Annual Meeting of Shareholders or not, you are urged to complete, date and sign the enclosed proxy card and return it in the enclosed envelope. If you attend the Annual Meeting of Shareholders, you may revoke your proxy and vote in person if you wish, even if you have previously returned your proxy.

On behalf of the Board of Directors, we would like to express our appreciation for your continued interest in the affairs of the Company.

MICHAEL J. POTTER
Chairman,
Chief Executive Officer and President

Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 17, 2005

Notice is hereby given that the Annual Meeting of Shareholders of Big Lots, Inc. will be held at the Company's corporate office located at 300 Phillipi Road, Columbus, Ohio, on Tuesday, May 17, 2005, beginning at 9:00 a.m. EDT. At the meeting, the holders of the Company's outstanding common shares will act on the following matters:

1. The election of nine directors of the Company;
2. The approval of the Big Lots 2005 Long-Term Incentive Plan, in the form attached hereto as Appendix I; and
3. The transaction of such other business as may properly come before the meeting.

Only shareholders of record at the close of business on March 25, 2005, are entitled to notice of and to vote at the Annual Meeting of Shareholders and any postponements or adjournment thereof.

By order of the Board of Directors,

CHARLES W. HAUBIEL II
Senior Vice President, General Counsel and Corporate Secretary

April 21, 2005
Columbus, Ohio

Your vote is important. Shareholders are urged to complete, date and sign the enclosed proxy card and return it in the enclosed envelope to which no postage need be affixed if mailed in the United States. If you attend the Annual Meeting of Shareholders, you may revoke your proxy and vote in person if you wish, even if you have previously returned your proxy.

BIG LOTS, INC.

PROXY STATEMENT

TABLE OF CONTENTS

ABOUT THE ANNUAL MEETING 1
Purpose of the Annual Meeting 1
Shareholder Voting Rights 1
Attendance at the Annual Meeting 1
How to Vote 1
Tabulation of the Votes 2
Board's Recommendation 2
Vote Required to Approve a Proposal 2
Proposal One 2
Other Matters 2
Quorum 2
PROPOSAL ONE: ELECTION OF DIRECTORS 3
GOVERNANCE OF THE COMPANY 4
Current Members of the Board of Directors 4
Board Meetings in Fiscal 2004 4
Role of the Board's Committees 4
Audit Committee 4
Nominating and Compensation Committee 5
Corporate Governance Committee 5
Search Committee 5
Presiding Member of the Board 5
Determination of Director Independence 5
Other Directorships 6
Selection of Nominees by the Board 6
Director Compensation 7
Base Compensation 7
Stock Options 7
Code of Business Conduct and Ethics & Code of Ethics for Financial Professionals 8
Shareholder Communications to the Board 8
STOCK OWNERSHIP 9
Ownership of Company Stock by Certain Beneficial Owners and Management 9
Section 16(a) Beneficial Ownership Reporting Compliance 10
REPORT OF THE AUDIT COMMITTEE 11

NOMINATING AND COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION 13
Committee Meetings 13
Compensation Philosophy 13
Executive Compensation Practices 14
Executive Compensation Components 15
Salary 15
Bonus 15
Equity 15
Benefits 16
Comprehensive Review Process 16
2005 Incentive Plan 17
Internal Pay Equity 17
Compensation for the Chief Executive Officer in Fiscal 2004 18
CEO Salary 18
CEO Bonus 18
CEO Equity 18
Compensation for Other Executive Officers in Fiscal 2004 19
Non-CEO Salary 19
Non-CEO Bonus 19
Non-CEO Equity 20
Deductibility of Annual Compensation over $1 Million 20
Summary 20
EXECUTIVE COMPENSATION 21
Employment Agreements 21
Executive Change in Control Severance Agreements 22
Summary Compensation Table 23
Option Grants During Fiscal 2004 24
Option Exercises During Fiscal 2004 and Fiscal Year End Option Values 25
Comparison of Five Year Total Shareholder Return 25
Retirement Plans 26
Pension Plan and Trust 26
Supplemental Pension Plan 26
Savings Plan 27
Supplemental Savings Plan 27
Employee Equity Compensation 27
Equity Compensation Plan Information 29
Executive Benefit Plan 29

PROPOSAL TWO: APPROVAL OF THE BIG LOTS 2005 LONG-TERM INCENTIVE PLAN 29
2005 Incentive Plan Administration 31
Limits on 2005 Incentive Plan Awards 31
Eligibility and Participation 32
Types of 2005 Incentive Plan Awards 32
Stock Options 32
Stock Appreciation Rights 32
Restricted Stock 33
Restricted Stock Units 33
Performance Units 34
Performance-Based Awards 34
Effect of Change in Control 34
Limited Transferability 34
Adjustments for Corporate Changes 34
Term, Amendment and Termination 34
2005 Incentive Plan Benefits 35
Tax Treatment of Awards 35
Incentive Stock Options 35
Non-Qualified Stock Options 35
Stock Appreciation Rights 36
Other Awards 36
Section 162(m) 36
Sections 280G and 4999 36
Section 409A 37
Section 83(b) 38
Deferral of Income 38
INDEPENDENT AUDITORS 39
SHAREHOLDER PROPOSALS 39
ANNUAL REPORT ON FORM 10-K 39
PROXY SOLICITATION COSTS 39
OTHER MATTERS 39
BIG LOTS 2005 LONG-TERM INCENTIVE PLAN .... Appendix I

Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Big Lots, Inc., an Ohio corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held on May 17, 2005 (the "Annual Meeting") at the Company's corporate office located at 300 Phillipi Road, Columbus, Ohio. The Notice of Annual Meeting of Shareholders, this Proxy Statement and the accompanying proxy card, together with the Company's Annual Report to Shareholders for the fiscal year ended January 29, 2005 ("fiscal 2004"), are first being mailed to shareholders on or about April 21, 2005.

ABOUT THE ANNUAL MEETING

Purpose of the Annual Meeting

At the Annual Meeting, shareholders will act upon the matters outlined in the Notice of Annual Meeting included with this Proxy Statement. Specifically, the shareholders will be asked to elect the Company's directors, approve the Big Lots 2005 Long-Term Incentive Plan (the "2005 Incentive Plan"), and transact such other business as may properly come before the meeting. In addition, management will report on the performance of the Company.

Shareholder Voting Rights

Only those shareholders of record at the close of business on March 25, 2005, the record date for the Annual Meeting, are entitled to receive notice of and to vote at the Annual Meeting. At the record date, the Company had outstanding 113,561,441 common shares, $.01 par value per share. Each of the outstanding common shares is entitled to one vote on each matter voted upon at the Annual Meeting, or any postponement or adjournment of the meeting. The holders of common shares have no cumulative voting rights in the election of directors. All voting shall be governed by the Code of Regulations of the Company and the General Corporation Law of the State of Ohio.

Attendance at the Annual Meeting

All shareholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting. Registration and seating will begin at 8:30 a.m. EDT, and the Annual Meeting will begin at 9:00 a.m. EDT. If you attend, please note that you may be asked to present valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the meeting. Please also note that if you hold your common shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date and check in at the registration desk at the meeting.

How to Vote

If you complete and sign the accompanying proxy card and return it to the Company, it will be voted only as you direct. If you are a registered shareholder and attend the Annual Meeting, you may deliver your completed proxy card in person. "Street name" shareholders who wish to vote at the Annual Meeting will need to obtain a proxy form from the broker or other nominee that is the registered holder of the common shares. Additionally, "street name" shareholders may be able to instruct the broker or other nominee how to vote by telephone or electronically, so please contact your broker or other nominee to determine availability and applicable deadlines.

A proxy may be revoked at any time before it is exercised by filing with the Secretary of the Company a notice of revocation or a duly executed proxy bearing a later date. A proxy may also be revoked by attending the Annual Meeting and giving notice of revocation to the Secretary of the meeting, either in writing or in open meeting. Attendance at the meeting will not by itself revoke a previously granted proxy.

Tabulation of the Votes

Tabulation shall be performed by Automatic Data Processing, Inc., as inspected by duly appointed officers of the Company.

Board's Recommendation

Unless you give other instructions on your proxy card and excluding broker non-votes, the person named as proxy holder on the proxy card will vote the common shares in accordance with the recommendations of the Board. The Board's recommendation is set forth together with the description of each item in this Proxy Statement. In summary, the Board recommends a vote FOR election of the nominated slate of directors (see Proposal One), and FOR the approval of the 2005 Incentive Plan (see Proposal Two). If any other matter properly comes before the Annual Meeting, or if a director nominee named in the Proxy Statement is unable to serve or for good cause will not serve, the proxy holder will vote on such matter or for such substitute nominee as recommended by the Board.

Vote Required to Approve a Proposal

Proposal One

For purposes of Proposal One, the nine director nominees receiving the greatest number of votes cast shall be elected. A properly executed proxy marked "withhold authority" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum. If you hold your common shares in "street name," your broker or other nominee that is the registered holder of your common shares is permitted to vote your shares for the election of directors even if the broker does not receive voting instructions from you.

Other Matters

For purposes of Proposal Two and other matters that may properly come before the Annual Meeting, the affirmative vote of the holders of a majority of the common shares represented in person or by proxy and entitled to vote on the matter will be required for approval. A properly executed proxy marked "abstain" with respect to any such matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote. If no instructions are given (excluding broker non-votes), the person named as proxy holder on the proxy card will vote the common shares in accordance with the recommendations of the Board.

If you hold your common shares in "street name" through a broker or other nominee, your broker or other nominee may not be permitted to exercise discretionary voting power with respect to some of the matters to be acted upon. Thus, if you do not give your broker or other nominee specific instructions, your common shares may not be voted on those matters and will not be counted in determining the number of common shares necessary for approval. Common shares represented by such "broker non-votes" will, however, be counted in determining whether there is a quorum. Under New York Stock Exchange ("NYSE") rules, your broker or other nominee may not vote your common shares on Proposal Two relating to the 2005 Incentive Plan absent instructions from you. Without your voting instructions on this item, a broker non-vote will occur.

Quorum

The presence, in person or by proxy, of the holders of a majority of the outstanding common shares entitled to vote at the Annual Meeting will constitute a quorum, permitting the meeting to conduct its business. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the Annual Meeting for purposes of establishing a quorum.

PROPOSAL ONE: ELECTION OF DIRECTORS

At the Annual Meeting, the common shares of the Company represented by the proxies will be voted, unless otherwise specified, for the election of the nine director nominees named below. All nine nominees are currently directors of the Company. Proxies cannot be voted at the Annual Meeting for more than nine persons, although additional nominations can be made by shareholders at the meeting.

Set forth below is certain information relating to the nominees for election as directors. Directors are elected to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified, or until their earlier death, resignation or removal.

Name	Age	Principal Occupation for the Past Five Years	Director Since
Sheldon M. Berman	64	Chairman, Chief Executive Officer and President, Xtreem Creative, Inc. (business planning, marketing planning, and advertising services).	1994
David T. Kollat	66	President and Founder, 22, Inc. (research and management consulting).	1990
Brenda J. Lauderback	54	Former President — Wholesale Group, Nine West Group, Inc. (retail and wholesale footwear); former President— Footwear Wholesale, U.S. Shoe Corporation (retail and wholesale footwear); former Vice President, General Merchandise Manager, Dayton Hudson Corporation (retail stores).	1997
Philip E. Mallott	47	Independent financial consultant; retail stock analyst, Coker & Palmer (securities brokerage services); former Vice President and Chief Financial Officer, Intimate Brands, Inc. (retail stores).	2003
Ned Mansour	56	Former President, Mattel, Inc. (designer, manufacturer and marketer of toy products).	2003
Michael J. Potter	43	Chairman, Chief Executive Officer and President of the Company; former Executive Vice President and Chief Financial Officer of the Company.	2000
Russell Solt	57	Director of Investor Relations, West Marine, Inc. (specialty retailer and catalog company); former Executive Vice President and Chief Financial Officer, West Marine, Inc.; former Senior Vice President and Chief Financial Officer, West Marine, Inc.; former President, Venture Stores (discount retailer).	2003
James R. Tener	55	President and Chief Operating Officer, Brook Mays Music Group (retail and wholesale music); former Chief Operating Officer, The Sports Authority.	2005
Dennis B. Tishkoff	61	Chairman and Chief Executive Officer, Drew Shoe Corporation (manufacture, import and export, retail and wholesale footwear); President, Tishkoff and Associates, Inc. (retail consultant); former President and Chief Executive Officer, Shoe Corporation of America (retail footwear).	1991

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE NOMINEES LISTED ABOVE.

GOVERNANCE OF THE COMPANY

Current Members of the Board of Directors

The members of the Board on the date of this Proxy Statement, and the committees of the Board on which they serve, are identified below. The Board has standing Audit, Nominating and Compensation, and Corporate Governance Committees. During fiscal 2004, the Board formed an ad hoc Search Committee to assist the Board in identifying a new Chief Executive Officer ("CEO"). All committees report on their activities to the Board.

Director	Audit Committee	Nominating and Compensation Committee	Corporate Governance Committee	Search Committee
Sheldon M. Berman			*	
David T. Kollat		**	*	**
Brenda J. Lauderback	*			*
Philip E. Mallott	**	*		*
Ned Mansour			**	
Michael J. Potter				
Russell Solt	*			
James R. Tener				
Dennis B. Tishkoff		*		*

* Member of Committee

** Committee Chair

Board Meetings in Fiscal 2004

Thirteen meetings of the Board were held during fiscal 2004. During the period for which he or she was a director in fiscal 2004, each director attended at least 75% of all meetings of the Board and the committees on which he or she served. It is the policy of the Company that each nominee standing for election be present at the Company's Annual Meeting of Shareholders, and each director listed above attended the Company's most recent Annual Meeting of Shareholders held in May 2004, except for Mr. Tener who did not become a director until January 30, 2005. Under the Company's Corporate Governance Guidelines, each director is expected to dedicate sufficient time and attention to ensure the diligent performance of his or her duties, including by attending meetings of the shareholders of the Company, the Board, and the committees of which he or she is a member.

Role of the Board's Committees

Audit Committee

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibility with respect to the integrity of the financial reports and other financial information provided by the Company to its shareholders and others; the Company's compliance with legal and regulatory requirements; the engagement of the independent auditor and the evaluation of the independent auditor's qualifications, independence and performance; the performance of the Company's system of internal controls; and the Company's audit, accounting and financial reporting processes generally. All members of the Audit Committee are independent as required by the Audit Committee's charter and by the applicable NYSE and Securities and Exchange Commission ("SEC") rules. Philip E. Mallott and Russell Solt serve as the Audit Committee's financial experts and the Board has determined that both satisfy the standards for "audit committee financial expert" as required by the SEC under the Sarbanes-Oxley Act of 2002. Each member of the Audit Committee is "financially literate," as required by the NYSE rules. The charter of the Audit Committee is available on the Company's website at www.biglots.com under the "Investor Relations — Governance" caption. A copy may also be obtained, without charge, upon written request of the Company's Corporate Secretary. The Audit Committee met eleven times during fiscal 2004.

Nominating and Compensation Committee

The Nominating and Compensation Committee is responsible for recommending individuals to the Board for nomination as members of the Board and its committees, and to discharge the responsibilities of the Board relating to the administration of the Company's compensation programs. The Nominating and Compensation Committee is involved in establishing the Company's general compensation philosophy, and oversees the development and implementation of compensation programs. All members of the Nominating and Compensation Committee are independent as required by the Committee's charter and the NYSE rules.

The functions of the Nominating and Compensation Committee are further described in its charter and in the "Selection of Nominees by the Board" and "Executive Compensation Report" sections of this Proxy Statement. The charter of the Nominating and Compensation Committee is available on the Company's website at www.biglots.com under the "Investor Relations — Governance" caption. A copy may also be obtained, without charge, upon written request of the Company's Corporate Secretary. The Nominating and Compensation Committee met four times during fiscal 2004.

Corporate Governance Committee

The primary function of the Corporate Governance Committee is to assist the Board and take a leadership role in shaping the Company's corporate governance policies and practices, including recommending to the Board the Corporate Governance Guidelines applicable to the Company and monitoring Company compliance with the same. All members of the Corporate Governance Committee are independent as required by the Committee's charter and the NYSE rules. The charter of the Corporate Governance Committee is available on the Company's website at www.biglots.com under the "Investor Relations — Governance" caption. A copy may also be obtained, without charge, upon written request of the Company's Corporate Secretary. The Corporate Governance Committee met twice during fiscal 2004.

Search Committee

In January 2005, the Company announced Michael J. Potter's desire to transition from his role as CEO and President. The Board formed an ad hoc Search Committee with the purpose of identifying a new CEO. Mr. Potter will continue to serve as CEO and President until his successor has been elected. The Search Committee is being assisted in its recruitment efforts by an independent executive search firm that provides research and other pertinent information regarding potential candidates. In conducting its search, the Search Committee is reviewing each candidate's skill set and experience as it relates to the needs of the Company. Once it has completed the process of identifying and interviewing CEO candidates, the Search Committee will recommend to the Board for its consideration a new CEO. The Search Committee met three times in fiscal 2004.

Presiding Member of the Board

The Board has a presiding director, whose primary responsibility is to preside over periodic executive sessions of the Board in which management directors and other members of management do not participate. The role of presiding director is rotated among the non-management members of the Board. The presiding director is responsible for establishing an agenda for the session over which he or she chairs and, upon the conclusion of an executive session of the Board, meets with the Company's CEO and addresses any issues raised during the executive session.

Determination of Director Independence

In August 2003, the Board adopted its Corporate Governance Guidelines. The Guidelines adopted by the Board comply with the NYSE rules. The Guidelines can be found on the Company's website at www.biglots.com under the "Investor Relations — Governance" caption. A copy may also be obtained, without charge, upon written request of the Company's Corporate Secretary.

Pursuant to the Guidelines, the Board undertook its most recent annual review of director independence in February 2005. During this review, the Board considered transactions and relationships between each director, his or her affiliates, and any member of his or her immediate family and the Company, its subsidiaries, and members of senior management. The purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent. In determining under the NYSE rules whether any director has a material relationship with the Company (either directly or as a partner, shareholder or officer of another entity) aside from his/her service as a director of the Company, the Board considered the following factors:

- whether the director is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer, of the Company;
- whether the director has received, or an immediate family member has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service for which such compensation is not contingent in any way on continued service to the Company;
- whether the director or an immediate family member is a partner or employee of a firm that is the Company's internal or external auditor, whether the director's immediate family member who is a current employee of such a firm participates in the firm's audit, assurance or tax compliance practice, or whether the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Company's audit within that time;
- whether the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee; and
- whether the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

As a result of this review, the Board affirmatively determined that all of the directors nominated for election at the Annual Meeting, with the exception of Mr. Potter, are independent of the Company and its management under the standards set forth by the NYSE rules and none of them have a material relationship with the Company aside from his/her service as a director of the Company. Mr. Potter is considered a non-independent inside director due to his employment as the Company's CEO.

Other Directorships

Mr. Kollat is a director of The Limited, Inc., Cheryl & Co., Select Comfort Corporation, and Wolverine Worldwide, Inc. Mr. Kollat serves on the compensation committee at Cheryl & Co., and also serves on the audit committee at Wolverine Worldwide, Inc. and Select Comfort Corporation. Ms. Lauderback is a director of Select Comfort Corporation, Irwin Financial Corporation, Wolverine Worldwide, Inc. and Louisiana — Pacific Corporation. Ms. Lauderback is a member of the audit committee at Wolverine Worldwide, Inc., and serves on both the audit and compensation committees at Irwin Financial Corporation. Mr. Mallott is a director of Too, Inc., where he also serves as the chair of the audit committee. Mr. Mansour is a director of The Ryland Group, where he is a member of the audit committee. Mr. Tener is a director of Edwin Watts Golf. Mr. Tishkoff is a director of Drew Shoe Corporation and Impulse Wear, Inc., where he serves on the compensation committee.

Selection of Nominees by the Board

The Nominating and Compensation Committee has oversight over a broad range of issues surrounding the composition and operation of the Board. The Nominating and Compensation Committee is responsible for recommending to the Board the appropriate skills and characteristics required of Board members, based on the needs of the Company from time to time. The Nominating and Compensation Committee also evaluates prospective nominees against the standards and qualifications set forth in the Company's Corporate Governance Guidelines. Although the Nominating and Compensation Committee has not approved any specific minimum qualifications that must be met by a nominee for director recommended by the Committee, the Committee does consider factors such as the prospective nominee's relevant experience, character, intelligence, independence, commitment, judgment, prominence, diversity, age, and compatibility with the Company's CEO and other members of the Board. The Nominating and Compensation Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, and the need for committee expertise. The Nominating and Compensation Committee shall confer with the full Board as to the criteria it intends to apply before the search for a new director is commenced.

In identifying potential candidates for Board membership, the Nominating and Compensation Committee considers recommendations from the Board, shareholders, and management. A shareholder who wishes to recommend a prospective nominee to the Board must send written notice to: Chair of the Nominating and Compensation Committee, 300 Phillipi Road, Columbus, Ohio 43228. The written notice shall include the prospective nominee's name, age, business address, principal occupation, beneficial ownership of the Company's common shares, information that would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of such prospective nominee as a director, and any other information that is deemed relevant by the recommending shareholder. Shareholder recommendations that comply with these procedures and that meet the factors outlined above will receive the same consideration that the recommendations of the Board and management receive.

Pursuant to its written charter, the Nominating and Compensation Committee also has the authority to retain consultants and search firms to assist in the process of identifying and evaluating candidates and to approve the fees and other retention terms for any such consultant or search firm. No such consultant or search firm has been used to date and, accordingly, no fees have been paid to any such consultant or search firm.

After completing the evaluation of a prospective nominee, the Nominating and Compensation Committee may make a recommendation to the full Board that the targeted individual be nominated by the Board, and the Board shall decide whether to approve a nominee after considering the recommendation and report of the Committee. Any invitation to join the Board will be extended through the chair of the Nominating and Compensation Committee and the Company's CEO, after approval by the full Board.

Following the resignation of Albert J. Bell from the Board on August 17, 2004, the Board directed the Nominating and Compensation Committee to conduct a search for a new director. The Nominating and Compensation Committee identified and recommended Mr. Tener. The Board appointed Mr. Tener to fill the Board vacancy effective January 30, 2005.

Director Compensation

Base Compensation

Pursuant to arrangements with the Company, each director who is not an officer of the Company and who is not involved in the daily affairs of managing the Company ("outside director") receives an annual retainer and a fee for each Board and committee meeting attended, including for the ad hoc Search Committee. In fiscal 2004, the annual retainer was $30,000, and the meeting fee was $1,000 for each Board or committee meeting attended in person and $500 for each Board or committee meeting attended by telephone. During fiscal 2004, seven directors, Messrs. Berman, Kollat, Tishkoff, Mallott, Mansour and Solt, and Ms. Lauderback, qualified as outside directors and, thus, were parties to such arrangements.

Effective January 30, 2005, base compensation for outside directors was modified and now consists of: an annual retainer of $36,000; an annual retainer of $4,000 for the chair of the Audit Committee; an annual retainer of $2,000 for the chair of each of the Board's other committees; $1,500 for each Board meeting attended in person; $1,000 for each committee meeting attended in person; $500 for each Board or committee meeting attended telephonically; and the ability to have the Company consider making a donation of up to $10,000 annually to a charity recommended by the director.

Stock Options

In addition to base compensation, outside directors receive stock option grants under the Big Lots Director Stock Option Plan ("Director Stock Option Plan"). During fiscal 2004, each of the seven outside directors received an option to acquire 10,000 common shares of the Company pursuant to the Director Stock Option

Plan. The Director Stock Option Plan is administered by the Nominating and Compensation Committee pursuant to an established formula. The number of common shares available under the Director Stock Option Plan initially consisted of the original allocation of 500,000 common shares (781,250 shares as adjusted to account for the five for four stock splits which occurred in December 1996 and June 1997). Neither the Board nor the Nominating and Compensation Committee exercise any discretion in administering the Director Stock Option Plan, and the administration performed by the Nominating and Compensation Committee is ministerial in nature. The formula which governs the grant of stock options to eligible participants may be amended by the Board, but not more frequently than once in any six month period. Under the current formula, each of the eligible outside directors are granted annually an option to acquire 10,000 of the Company's common shares, for an exercise price equal to the fair market value on the date of grant. Each annual grant occurs on the last day of the quarterly trading period next following the Annual Meeting of Shareholders.

Stock options granted under the Director Stock Option Plan become exercisable over three years beginning upon the first anniversary of the grant date, whereby the stock option becomes exercisable for 20% of the shares on the first anniversary, 60% on the second anniversary, and 100% on the third anniversary. Stock options automatically terminate 10 years and one month following the date of grant. An optionee may exercise and dispose of a stock option only during specific quarterly trading periods, and only if at all times during the period beginning on the date such stock option was granted and ending on the day three months before the date of exercise, he or she was a director of the Company. Stock options granted under the Director Stock Option Plan are not transferable other than by will or the laws of descent and distribution.

Code of Business Conduct and Ethics & Code of Ethics for Financial Professionals

The Company has a Code of Business Conduct and Ethics, which is applicable to all of the Company's associates, including the directors, the principal executive officer, the principal financial officer and the principal accounting officer. The Company has a separate Code of Ethics for Financial Professionals for its CEO, Chief Administrative Officer, and all other Senior Financial Officers (as that term is defined therein), which contains provisions specifically applicable to the individuals serving in those positions. Both the Code of Business Conduct and Ethics and the Code of Ethics for Financial Professionals are available on the Company's website at www.biglots.com under the "Investor Relations — Governance" caption. A copy may also be obtained, without charge, upon written request of the Company's Corporate Secretary. The Company intends to post amendments to or waivers from its Code of Business Conduct and Ethics (to the extent applicable to the Company's directors and executive officers) or to the Code of Ethics for Financial Professionals at this location on its website.

Shareholder Communications to the Board

Shareholders and other parties interested in communicating directly with the Board or with the outside directors as a group may do so by choosing one of the following options:

Call the Board at:	(866) 834-7325
Write to the Board at:	Big Lots Board of Directors, 300 Phillipi Road, Columbus, Ohio 43228-5311
E-mail the Board at:	www.ci-wackenhut.com/getreal.htm

Under a process approved by the Corporate Governance Committee for handling correspondence received by the Company and addressed to outside directors, the Office of the General Counsel of the Company reviews all such correspondence and forwards to the Board a summary and/or copies of any such correspondence that, in the opinion of the General Counsel, deals with the functions of the Board or Committees thereof or that he otherwise determines requires their attention. Directors may at any time review a log of all correspondence received by the Company that is directed to members of the Board and request copies of any such correspondence. Concerns relating to the Company's accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee. Concerns relating to the Board or members of senior management will be referred to the members of the Corporate Governance Committee. Those parties sending written communications to the Board will receive a written acknowledgement upon the Company's receipt of the communication. Parties submitting communications to the Board may choose to do so anonymously or confidentially.

STOCK OWNERSHIP

Ownership of Company Stock by Certain Beneficial Owners and Management

The following table sets forth certain information with regard to the beneficial ownership of the common shares of the Company by each holder of more than 5% of such common shares, each director, each of the executive officers named in the Summary Compensation Table, and all executive officers and directors of the Company as a group. The assessment of holders of more than 5% of the Company's common shares is based on a review of and reliance upon filings with the SEC. Except as otherwise indicated, all information is as of February 22, 2005.

Name of Beneficial Owner or Identity of Group	Amount and Nature of Beneficial Ownership(8)(9)	Percent of Outstanding Common Shares
Albert J. Bell	0	*
Sheldon M. Berman (1)	63,375	*
David T. Kollat	147,846	*
Kent Larsson	303,955	*
Brenda J. Lauderback	33,300	*
Philip E. Mallott	4,500	*
Ned Mansour	10,000	*
John C. Martin	80,708	*
Donald A. Mierzwa	372,925	*
Michael J. Potter	1,269,830	1.1%
Russell Solt	4,000	*
James R. Tener	0	*
Dennis B. Tishkoff	51,235	*
Brad A. Waite	534,538	*
FMR Corp. (2)	14,978,119	13.3%
Cooke & Bieler, L.P. (3)	11,356,949	10.1%
Capital Research and Management Company (4)	10,921,400	9.7%
First Pacific Advisors, Inc. (5)	10,514,700	9.3%
Royce & Associates, LLC (6)	7,789,500	6.9%
Mac-Per-Wolf Company (7)	7,678,293	6.8%
All directors & executive officers as a group (18 persons)	3,062,385	2.7%

* Represents less than 1.0% of the outstanding common shares.

(1) Includes 5,468 common shares owned by Xtreem Creative, Inc., of which Mr. Berman serves as Chairman, Chief Executive Officer and President.

(2) In its joint statement on Schedule 13G filed on February 14, 2005, with Edward C. Johnson III and Abigail P. Johnson, FMR Corp. stated that it beneficially owned the number of common shares reported in the table as of December 31, 2004, which number includes 14,394,526 shares (12.8% of the common shares at that date) beneficially owned by Fidelity Management & Research Company in its capacity as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940, and 583,593 shares beneficially owned by Fidelity Management Trust Company as a result of its serving as investment manager for various institutional accounts. Of the common shares reported in the table above, FMR Corp. has sole voting power over 514,793 shares and sole dispositive power over all 14,978,119 shares.

(3) In its Schedule 13G filed on January 7, 2005, Cooke & Bieler, L.P. stated that it beneficially owned the number of common shares reported in the table as of December 31, 2004, had no sole voting power over the shares, shared voting power over 6,746,679 of the shares, no sole dispositive power over the shares, and shared dispositive power over all of the shares.

(4) In its joint statement on Schedule 13G filed on February 11, 2005, with The Growth Fund of America, Inc., Capital Research and Management Company stated that it beneficially owned the number of common shares reported in the table as of December 31, 2004, had no voting power over any of the shares and sole dispositive power over all the shares, and that The Growth Fund of America, Inc. had sole voting power over 6,650,000 common shares (5.9% of the common shares at that date) and no dispositive power over any of the shares.

(5) In its Schedule 13G filed on February 11, 2005, First Pacific Advisors, Inc. stated that it beneficially owned the number of common shares reported in the table as of December 31, 2004, had shared voting power over 3,381,500 of the shares and shared dispositive power over all the shares.

(6) In its Schedule 13G filed on January 21, 2005, Royce & Associates, LLC stated that it beneficially owned the number of common shares reported in the table as of December 31, 2004, and had sole voting power and sole dispositive power over all of the shares.

(7) In its Schedule 13G filed on January 31, 2005, Mac-Per-Wolf Company stated that it beneficially owned the number of common shares reported in the table as of December 31, 2004, and had sole voting and sole dispositive power over all of the shares. The Schedule 13G was filed on behalf of two subsidiaries of Mac-Per-Wolf Company, PWMCO, LLC and Perkins, Wolf, McDonnell and Company, LLC.

(8) The persons named in the table have sole voting power and dispositive power with respect to all common shares of the Company shown as beneficially owned by them, except as otherwise stated in the footnotes to this table. The amounts set forth in the table are adjusted to account for the five for four stock splits which occurred in December 1996 and June 1997, and include common shares that may be acquired within 60 days of the record date under stock options exercisable within that period. Of the common shares reported for Messrs. Bell, Berman, Kollat, Larsson, Mallott, Mansour, Martin, Mierzwa, Potter, Solt, Tener, Tishkoff and Waite, Ms. Lauderback, and for all directors and executive officers as a group, 0, 48,626, 48,626, 260,375, 2,000, 2,000, 30,000, 363,125, 1,197,812, 2,000, 0, 48,626, 463,125, 33,000, and 2,647,015, respectively, are common shares which may be acquired within 60 days of the record date under stock options exercisable within that period. Percentage ownership was based on common shares of the Company outstanding at February 22, 2005, unless otherwise stated.

(9) The beneficial ownership of Messrs. Bell, Larsson, Martin, Mierzwa, Potter, and Waite includes 0, 5,142, 618, 6,374, 28,579, and 14,889 common shares, respectively, in contributions to the Big Lots Supplemental Savings Plan, which contributions are reflected as investments in phantom units of the Company's common shares.

The addresses of the persons shown in the table above as a beneficial owner of more than 5% of the Company's common shares are as follows: FMR Corp., Fidelity Management & Research Company, and Fidelity Management Trust Company, 82 Devonshire Street, Boston, MA 02109; Cooke & Bieler, L.P., 1700 Market Street, Philadelphia, PA 19103; Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA 90071; First Pacific Advisors, Inc., 11400 West Olympic Boulevard, Suite 1200, Los Angeles, CA 90064; Royce & Associates, LLC, 1414 Avenue of the Americas, New York, NY 10019; and Mac-Per-Wolf Company, 310 South Michigan Avenue, Suite 2600, Chicago, IL 60604.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act") requires the Company's directors and executive officers, and persons who beneficially own more than 10% of the Company's outstanding common shares, to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of common shares of the Company. Executive officers, directors and greater than 10% shareholders are required by the regulations of the SEC to furnish the Company with copies of all Section 16(a) reports they file. Based upon a review of filings with the SEC and written representations that no other reports were required, we believe that all of our directors, executive officers and 10% shareholders complied during fiscal 2004 with the reporting requirements of Section 16(a) of the Exchange Act.

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933 or the Exchange Act that might incorporate this Proxy Statement or future filings with the SEC, in whole or in part, the Report of the Audit Committee, the Nominating and Compensation Committee Report on Executive Compensation, and the performance graph shall not be deemed to be incorporated by reference into any such filing.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee (referred to as the "Committee" for purposes of this Report) assists the Board in fulfilling its oversight responsibility with respect to the integrity of the Company's accounting, auditing and reporting processes. Annually, the Committee selects the Company's independent auditors. Deloitte & Touche LLP was selected as the Company's independent auditors for fiscal 2004. As of the date of the Proxy Statement, no independent auditor has been selected for the fiscal year ending January 28, 2006 ("fiscal 2005"), as the Committee believes it to be in the Company's best interest to delay its selection until a reasonable time following the completion of the fiscal 2004 audit.

The Committee consists of three outside directors of the Board. The Company's common shares are listed on the NYSE. The members of the Committee have been reviewed by the Board and determined to be independent within the meaning of SEC regulations and the listing standards of the NYSE.

The charter of the Committee specifies that the purpose of the Committee is to assist the Board in its oversight of:

- the integrity of the Company's financial statements and financial reporting process, and the Company's systems of internal accounting and financial controls;
- the Company's compliance with legal and regulatory requirements, including the Company's disclosure controls and procedures;
- the annual independent audit of the Company's financial statements, the engagement of the independent auditor, and the evaluation of the independent auditor's qualifications, independence and performance;
- the performance of the Company's internal audit function;
- the evaluation of enterprise risk issues; and
- the fulfillment of other responsibilities set forth in its charter.

The full text of the Committee's charter is available on the Company's website at www.biglots.com under the "Investor Relations — Governance" caption. The Committee regularly reviews its responsibilities as outlined in its charter, prepares an annual agenda to include all of its responsibilities, conducts a self-assessment and review of the charter annually, and believes it fulfilled its responsibilities thereunder in fiscal 2004.

The Committee met eleven times during fiscal 2004. The Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Committee's meetings include, whenever appropriate, executive sessions with the Company's independent auditors and with the Company's internal auditors, in each case without the presence of the Company's management. The Committee also meets in executive session without the presence of anyone else, whenever appropriate.

During the course of fiscal 2004, management completed the documentation, testing and evaluation of the Company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Committee was apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the Committee received periodic updates provided by management and Deloitte & Touche LLP at each regularly scheduled Committee meeting. The Committee also reviewed the report of management contained in the Company's Annual Report on Form 10-K for fiscal 2004, as well as Deloitte & Touche LLP's Report of Independent Registered Public Accounting Firm included in the Company's Annual Report on Form 10-K related to its audit of (i) the Company's consolidated financial statements and financial statement schedule, (ii) management's assessment of the effectiveness of internal control over financial reporting, and

(iii) the effectiveness of internal control over financial reporting. The Committee continues to oversee the Company's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2005.

The Committee has reviewed and discussed the audited financial statements with management and Deloitte & Touche LLP. Management has the primary responsibility for the financial statements and the reporting process. The Committee has discussed with Deloitte & Touche LLP the matters required to be discussed by SAS No. 61 (Codification of Statements on Auditing Standards, AU Section 380), as amended. The Committee has received written disclosures and a letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1, as modified or supplemented, and has discussed the independence of Deloitte & Touche LLP with Deloitte & Touche LLP.

The Committee has also considered whether Deloitte & Touche LLP's provision of any non-audit services to the Company is compatible with maintaining the independence of Deloitte & Touche LLP. Consistent with the Committee's Audit and Non-Audit Services Pre-Approval Policy, all audit and non-audit services rendered by Deloitte & Touche LLP in fiscal 2004, including the related fees, were pre-approved by the Committee. Under the policy, the Committee is required to pre-approve all audit and permissible non-audit services performed by the independent auditor in order to assure that the provision of those services does not impair the independent auditor's independence. Pre-approval is detailed as to the particular service or category of service and is subject to a specific engagement authorization. The Committee requires the independent auditor and management to report on the actual fees incurred for each category of service at Committee meetings throughout the year.

During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services which have not been approved. In those instances, the Committee requires specific pre-approval before engaging the independent auditor. The Committee may delegate pre-approval authority to one or more of its members for those instances when pre-approval is needed prior to a scheduled Committee meeting. The member or members to whom pre-approval authority is delegated must report any pre-approval decisions to the Committee at its next scheduled meeting.

The fees incurred by the Company for the professional services rendered by Deloitte & Touche LLP during the two most recently completed fiscal years were as follows:

	Fiscal 2004	Fiscal 2003
Audit Fees	$1,367,000	$436,000
Audit-Related Fees (a)	$ 120,000	$ 67,000
Tax Fees (b)	$ 114,000	$148,000
All Other Fees	$ 0	$ 0

(a) Principally consists of audits of employee benefit plans, accounting consultation, and nonrecurring services related to compliance with the Sarbanes-Oxley Act of 2002.

(b) Principally consists of tax return preparation, tax planning, and tax compliance services.

The Committee has also reviewed key initiatives and programs aimed at strengthening the effectiveness of the Company's internal and disclosure control structure. As part of this process, the Committee continued to monitor the scope and adequacy of the Company's internal auditing program, reviewing staffing levels and steps taken to implement recommended improvements in internal procedures and controls. Based on all of these discussions and a review of all the items delivered, the undersigned members of the Committee recommended to the Board that it approve the inclusion of the Company's audited consolidated financial statements in the Company's Annual Report on Form 10-K for fiscal 2004, for filing with the SEC.

Members of the Audit Committee

Philip E. Mallott, Chair
Brenda J. Lauderback
Russell Solt

NOMINATING AND COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The compensation program for the Company's executive officers, including the CEO and the other executive officers named in the Summary Compensation Table (the "Named Executive Officers"), is administered by the Nominating and Compensation Committee of the Board (referred to as the "Committee" for purposes of this Report). The role of the Committee includes establishing and implementing the philosophy, policies and procedures applicable to the Company's executive compensation program; reviewing and approving all executive officers' compensation; administering the Company's equity-based compensation plans and approving grants made to executive officers thereunder; and reporting on the entirety of the executive compensation program to the Board. The Committee's charter reflects these responsibilities, and the Committee and the Board periodically review the charter and revise it as needed. The charter is available on the Company's website at www.biglots.com under the "Investor Relations — Governance" caption.

The Committee's membership is determined by the Board and is composed of three outside directors who are independent within the meaning of the listing standards of the NYSE. The Committee meets at scheduled times during the year and as otherwise needed. The Committee Chair reports on Committee actions and recommendations at Board meetings. The Company's Human Resources Department and a management working group support the Committee's efforts and in some cases act pursuant to delegated authority to fulfill various functions in administering the Company's compensation programs. In addition, the Committee has the authority to engage the services of outside advisers, experts and others to assist the Committee. As discussed in greater detail below, in fiscal 2004, the Committee engaged an outside compensation consulting firm to assist the Committee in its review of the compensation program for executive officers and other members of management.

Committee Meetings

In fiscal 2004, the Committee met four times with 100% attendance. At the first Committee meeting during the year, all components of the CEO's and other Named Executive Officers' compensation were reviewed and analyzed. Information concerning the CEO's and other Named Executive Officers' compensation was distributed prior to the meeting to insure that the Committee members had time to ask for additional information, raise questions, and further discuss the compensation amount.

Compensation Philosophy

The Committee's general compensation philosophy is that total compensation should vary with the Company's performance in achieving financial and non-financial objectives, and any incentive compensation should be closely aligned with the shareholders' interests. This philosophy applies to all of the Company's full-time, salaried employees, with a more significant level of variability and compensation at risk as an employee's level of responsibility increases.

The Committee believes that the strong performance of its executive officers is a key to the Company's success. Consequently, the Committee has adopted compensation incentives, both short-term and long-term, with a goal of maximizing shareholder value. The Committee feels that these incentives should be implemented with a high degree of responsiveness to the performance of the Company. To achieve this responsiveness, importance is placed upon executive officer participation in the Company's performance through equity ownership, and through bonus opportunities based upon the Company's performance. Guided by principles that reinforce the Company's pay-for-performance philosophy, the primary compensation components for all executive officers, including the CEO and the other Named Executive Officers, consist of salary, bonus opportunities under the Company's 1998 Key Associate Annual Incentive Compensation Plan, as amended (the "Bonus Plan"), and non-qualified stock options granted under the Big Lots, Inc. 1996 Performance Incentive Plan, as amended (the "1996 Incentive Plan"). The Committee believes these components properly align the financial interests and success of executive officers with those of the shareholders. In addition, executive officers are entitled to certain benefits according to the Company's policies and under the Company's health and welfare plans.

In fiscal 2004, the Committee engaged in a review of the executive compensation program and the philosophy driving the program, with the goal of ensuring the appropriate mix of fixed and variable compensation linked to individual and Company performance. In the course of this review, the Committee sought the advice of an outside compensation consultant and Company management. The Committee also identified the key strategic compensation design priorities for the Company: align executive officer compensation with shareholder interests; inspire and reward superior performance by executives and the Company; retain executive officers by paying them competitively; motivate executive officers to contribute to the Company's success and reward them for their performance; manage executive compensation costs; and continue to focus on corporate governance. The Committee also considered whether any changes should be made to the Company's cash and equity compensation programs in support of these strategic priorities. With the exception of the restricted stock awards discussed below, the Committee chose not to employ equity vehicles that differ between the executive officers and the broad-based employee population. Instead, it endorsed the continued use of stock options as long-term incentives and for the retention for many employees, including executive officers. This review confirmed that the Company's compensation program strongly supports and reflects the Committee's compensation philosophy and strategic design priorities, both on a cash and equity incentive basis.

In connection with the Committee's fiscal 2004 review, the outside compensation consultant provided an independent analysis of the Company's executive compensation program and practices. The analysis completed by the outside consultant, as corroborated by the Committee and management, included a review of the salaries, bonus opportunities, and annual stock option awards of the Company's executives. Both the Committee's review and the outside consultant's observations suggest that the Company's executive compensation program has a high proportion of total compensation delivered through pay-for-performance incentive and long-term equity compensation.

Executive Compensation Practices

The Committee does not rely solely on predetermined formulas or a limited set of criteria when it evaluates the performance of the CEO, the other Named Executive Officers, and the Company's other executive officers. Each year the Committee surveys the executive compensation practices of selected Standard & Poor's Retail Stores Index companies and other companies with similar revenues. Included in this competitive set are discount retailers, dollar stores, deep discount drugstore chains, traditional retailers, and specialty retailers. The Committee's practice is to target direct compensation levels for the Company's executives at a competitive level when compared with total direct compensation of surveyed companies, adjusted to the Columbus, Ohio market when possible. Total direct compensation includes salary, bonus at the targeted level, and equity incentives. Overall individual performance is measured against the following factors, though these factors vary as required by business conditions:

- long-term strategic goals;
- short-term business goals;
- revenue and profit goals;
- improving operating margins;
- revenue growth versus the industry;
- earnings-per-share growth;
- continued optimization of organizational effectiveness and productivity;
- the development of talent and leadership throughout the Company; and
- the fostering of teamwork and other Company values.

In setting the goals and measuring an executive's performance against those goals, the Committee also considers the performance of its competitors and general economic and market conditions. None of the factors used by the Committee are assigned a specific weight. Instead, the Committee recognizes that the relative importance of these factors may change in order to adapt the Company's operations to specific business challenges and to reflect the changing economic and marketplace conditions. The success of each executive's efforts and their benefits to the Company cannot, of course, be quantifiably measured, but the Committee believes they are vital to the Company's continuing success.

Executive Compensation Components

The compensation program for the company's executive officers, including the CEO and the other Named Executive Officers, consists of the following four components:

- salary;
- bonus;
- equity; and
- benefits.

The Company's executive officers, including the CEO and the other Named Executive Officers, are not provided with compensation outside of these components. The Committee believes this is important in order to establish an egalitarian culture that places value on the contributions of all of the Company's employees.

Salary

Salary is base cash compensation and is determined by the competitive market and individual performance. Salary for each executive officer is established each year based on a salary range that corresponds to the executive's job responsibilities and overall individual job performance. A minimum salary for the CEO and each other Named Executive Officer has been established by their respective employment agreements.

Bonus

The Bonus Plan provides for cash compensation to be paid annually when certain performance targets are achieved. No right to a minimum bonus exists under the Bonus Plan. Bonuses are only paid when the Company achieves specific performance targets established by the Committee. The Committee derives its bonus targets and defines the bonus goals (e.g., floor, target and stretch) from the Company's planned earnings for the fiscal year, as approved by the Board at the start of the fiscal year. The establishment of the Company's performance targets remains solely in the Committee's discretion.

Bonus goals are determined as a percentage of salary. The baseline percentage of salary for the CEO and each of the other Named Executive Officers has been established by their respective employment agreements. For executives other than the CEO and the other Named Executive Officers, the percentage of salary approved by the Committee is set by position level and is subjectively determined.

During fiscal 2004, the Company's executives, including the CEO and the other Named Executive Officers, participated in the Bonus Plan; however, no bonuses were paid under the Bonus Plan as the performance targets established by the Committee were not met.

Equity

The 1996 Incentive Plan is designed to encourage creation of long-term value for the Company's shareholders and equity ownership by the Company's executive officers, including the CEO and the other Named Executive Officers. Each stock option grant allows the executive to acquire common shares of the Company, subject to the completion of a five-year vesting period, and continued employment with the Company. Once vested, these common shares may be acquired at a fixed price per share (the market price on the grant date) and remain exercisable for the term set by the Committee, which has historically been 10 years from the grant date. An executive's grant amount, if any, is made at the Committee's discretion and is based on competitive market conditions, the position of the executive, and individual and Company performance. During fiscal 2004, the Company made stock option grants to the Company's executives, including the CEO and the other Named Executive Officers, under the 1996 Incentive Plan.

During fiscal 2004, the Company also made restricted stock grants to certain of the Company's executive officers, including Brad A. Waite and John C. Martin, both of whom are Named Executive Officers, under the 1996 Incentive Plan. The restricted stock is held in escrow and will vest annually on the anniversary date of the grant over a three year period. The restricted stock grants will fully vest if the executive officer is involuntarily terminated for any reason other than cause before the lapse of such three year period. The restricted stock grants will be forfeited, in whole or in part, as applicable, if the executive officer voluntarily terminates his or her employment or if the executive officer is involuntarily terminated for cause.

Benefits

The Company's philosophy is to offer employees protection from catastrophic events by offering health and welfare benefits under the Big Lots Associate Benefit Plan (the "Benefit Plan"). Where applicable, employees are responsible for managing benefit choices and balancing their own level of risk and return. During fiscal 2004, the Company offered medical and other benefits to its executives, including the CEO and the other Named Executive Officers, that are generally available to other of its employees under the Benefit Plan, plus the opportunity to participate in the Big Lots Executive Benefit Plan (the "Executive Benefit Plan"). The Executive Benefit Plan is a supplemental health benefit plan that reimburses participants for medical costs incurred but not covered under the Benefit Plan, up to an annual maximum reimbursement of $40,000 per participant. Amounts received by participants in the Executive Benefit Plan are treated as taxable income. The Company reimburses each executive receiving taxable benefits under the Executive Benefit Plan for the approximate amount of the executive's income and payroll tax liability relating to the benefits received.

The Company also provides executive officers with certain personal benefits. Personal benefits that are generally available to all officers at or above the level of vice president include the option of using a Company automobile or accepting a monthly allowance, and the use of a cellular telephone and a personal digital assistant. Additionally, the Company provides certain other personal benefits consistent with programs offered to substantially all of the Company's salaried employees, including discounted purchases at the Company's stores and tuition reimbursement.

Comprehensive Review Process

During fiscal 2004, the Committee reviewed all components of the executive officers', including the CEO's and the other Named Executive Officers', compensation — salary, bonus, equity and benefits — as well as the accumulated realized and unrealized stock option gains. Additionally, the Committee analyzed the market competitiveness and effectiveness of the design of the Company's executive compensation program, and examined the 1996 Incentive Plan and considered several alternative equity compensation programs to replace the 1996 Incentive Plan following its expiration in 2005, including the 2005 Incentive Plan discussed below. In order to assist with these deliberations, the Committee engaged an outside compensation consulting firm.

With respect to the salary component of the Company's executive compensation program, the Committee reviewed the salaries of the Company's top 11 compensated executives and salary survey information from the competitive market. When considering adjustments in base salary, the Committee considered several factors, including compensation history of the executive, market data and competitive factors.

As part of its review of the bonus component of the Company's executive compensation program, the Committee certified before payment the bonuses paid to the Company's executives, including the CEO and the other Named Executive Officers, for performance in the fiscal year ended January 31, 2004 ("fiscal 2003") in accordance with the Bonus Plan and according to the performance targets set by the Committee at the start of fiscal 2003. For fiscal 2004, the Committee considered the various indicia of Company achievement in order to establish meaningful performance targets under the Bonus Plan. The Committee chose to use a formula based on the executive's salary and a measure of the Company's income. To determine whether executives were eligible to receive and the amounts of each executive's bonus for fiscal 2004, each executive's salary was multiplied by a payout percentage corresponding to a performance target set by the Committee. The target established by the Committee for fiscal 2004 was based on the greater of (i) income from continuing operations, (ii) income (loss) from continuing operations before extraordinary items and/or the cumulative effect of a change in accounting principle, (iii) income before extraordinary items, and (iv) net income, with each such measure being adjusted to remove the effect of unusual or non-recurring event items. In making adjustments to remove the effect of unusual or non-recurring event items, the Committee took into account: asset impairments under Statement of Financial Accounting Standards No. 144, as amended or superseded; acquisition-related charges; accruals for restructuring and/or reorganization program charges; merger integration costs; merger transaction costs; any loss attributable to the business operations of any entity or entities acquired during fiscal 2004; tax settlement charges; any extraordinary, unusual in nature, infrequent in occurrence, or other non-recurring item charges (not otherwise listed) as described in Accounting Principles Board Opinion No. 30; any extraordinary, unusual in nature, infrequent in occurrence, or other non-recurring item charges (not otherwise listed) in management's discussion and analysis of financial condition and results of operations, selected financial data, financial statements and/or in the footnotes to financial statements, each as appearing in the annual report to shareholders; unrealized losses on investments; charges related to derivative transactions contemplated by Statement of Financial Accounting Standards No. 133, as amended or superseded (such as the amendment by Statement 138, if applicable); and/or compensation charges related to stock option activity.

The Committee also allows bonus payouts at lower than target levels (floor) and greater than target levels (stretch). The Committee believes the performance targets established for fiscal 2004 bear a strong relationship to its philosophy of tying executive compensation to shareholder value. The Committee's aim in setting the bonus objectives was to reward Bonus Plan participants while generating substantial free cash flow and strong earnings growth for the Company.

In light of the Company's performance in fiscal 2004, the total executive cash compensation remained below the market average, because the Committee's philosophy requires that the Company consistently perform at high levels to deliver at or above-market compensation. Based on its review, the Committee finds the CEO's and the other Named Executive Officers' total compensation to be reasonable and not excessive. It should be noted that when the Committee considers any component of the CEO's or another Named Executive Officer's total compensation, the aggregate amounts and mix of all the components, including accumulated (realized and unrealized) stock option gains are taken into consideration in the Committee's decisions.

2005 Incentive Plan

At the Annual Meeting, shareholders will be asked to approve the 2005 Incentive Plan. The key features of the 2005 Incentive Plan are set forth in greater detail under Proposal Two of this Proxy Statement.

All salaried employees, consultants and advisors of the Company are eligible to participate in the 2005 Incentive Plan. The 2005 Incentive Plan permits the grant of stock options, stock appreciation rights, performance units, restricted stock, and restricted stock units. The Committee believes that this will provide the Company with the flexibility necessary to provide competitive equity-based compensation in an evolving regulatory and competitive practices framework. In addition to a carryover of the authorized but unissued common shares of the Company remaining under the 1996 Incentive Plan, the 2005 Incentive Plan authorizes the grant of up to 1,250,000 common shares of the Company in the form of incentive awards, plus an additional 0.75% of the total number of issued common shares (including treasury shares) as of the start of each of the Company's fiscal years that the 2005 Incentive Plan is in effect. The Committee expects this to be sufficient to meet the Company's needs for equity-based compensation awards for approximately seven years. The Committee believes that the 2005 Incentive Plan reflects leading compensation and governance practices.

Internal Pay Equity

In the process of reviewing each component of compensation separately, and in the aggregate, the Committee directs the Company's Human Resources Department to prepare a summary showing the relative compensation of each level of management (e.g., between the CEO and other Named Executive Officers, and then between the CEO and the lower levels of executives). The comparison includes all components of compensation. The Committee believes that the relative difference between CEO compensation and the compensation of the Company's other executives has not increased significantly over the years.

Compensation for the Chief Executive Officer in Fiscal 2004

Mr. Potter has served as CEO, President and Chairman of the Board since June 2000. The Committee followed the philosophy and practices described above to determine his fiscal 2004 compensation. In setting both the cash-based and equity-based elements of Mr. Potter's compensation, the Committee made an overall assessment of his leadership in establishing the Company's long-term and short-term strategic, operational and business goals. Additionally, as part of the review process, the Committee assessed: the Company's planned and actual increase in pretax income, market performance of its common shares, business growth and the achievement of other previously established non-financial criteria; the Company's financial and business results compared to the other companies within the retail industry; the Company's market competitiveness as measured by customer feedback; and the health of the Company as measured by employee surveys and the ability to attract and retain key talent.

Mr. Potter's total compensation reflects a consideration of both competitive forces and the Company's performance. The resulting total compensation package was competitive with CEOs at companies in the competitive market.

In January 2005, the Company announced that Mr. Potter will transition from his role as CEO and President to the newly created position of Chief Strategy Officer ("CSO"). In connection with the transition plan, Mr. Potter's June 26, 2000 employment agreement (the "Old Employment Agreement") was voluntarily terminated by Mr. Potter and the Company, and Mr. Potter entered into a new employment agreement with the Company on January 6, 2005 (the "New Employment Agreement"). Under the terms of the New Employment Agreement, Mr. Potter will continue as the Company's CEO and President until a successor is appointed. Thereafter, he will become the Company's CSO.

CEO Salary

Mr. Potter's base salary was originally established by the Old Employment Agreement, which does not provide for automatic salary increases. Instead, such increases (if any) are made in the sole discretion of the Committee during its annual review process of the Company's executive officers. The Committee has chosen not to adopt any specific schedule of salary increases, and may adjust Mr. Potter's salary without regard to adjustments in the salaries of other executive officers of the Company. Generally, the Committee will look to the factors described above in determining the amount of Mr. Potter's salary increase. The Committee does not weight such factors in advance or tie Mr. Potter's salary to specific performance criteria. For fiscal 2004, the Committee set Mr. Potter's salary at $765,000.

The New Employment Agreement provides Mr. Potter with a salary of $765,000 so long as he continues as CEO, and $382,500 once he becomes CSO. At the end of his service as CSO and consistent with the terms of the Old Employment Agreement, Mr. Potter will receive a payment of $765,000 in exchange for two-year non-competition and non-solicitation covenants.

CEO Bonus

As CEO, Mr. Potter's bonus is determined in accordance with the Bonus Plan. Under the Bonus Plan, Mr. Potter's bonus is based upon the Company's achievement of specific performance targets established by the Committee. Although the Old Employment Agreement and the New Employment Agreement (so long as he remains CEO) each provide Mr. Potter with the opportunity to earn a target bonus equal to his salary and a stretch bonus equal to twice his salary (no right to a minimum bonus exists in either employment agreement), the establishment of the Company's performance targets applicable to his bonus goals are solely in the Committee's discretion. As a result of the Company's performance in fiscal 2004, Mr. Potter did not receive a bonus.

Under the New Employment Agreement, Mr. Potter's bonus as CEO continues to be based upon the Company's achievement of the performance targets established by the Committee in accordance with the Bonus Plan. Mr. Potter may receive, but has no right to, a bonus opportunity once he becomes CSO.

CEO Equity

The Committee believes that the grant of a significant quantity of stock options to Mr. Potter further links Mr. Potter's interests with the interests of the shareholders. Consequently, Mr. Potter's equity interests in the

Company, through stock options granted under the 1996 Incentive Plan, comprise his primary compensation and align his personal rewards and motivation with Company performance and shareholder value. Stock options are granted to Mr. Potter at the discretion of the Committee.

At the beginning of fiscal 2004, after considering the number of stock options previously granted to him and evaluating his total direct compensation compared to CEOs in the competitive market, the Committee determined that an award of a non-qualified stock option to purchase 350,000 common shares of the Company was appropriate. All of Mr. Potter's stock options, including those granted in fiscal 2004, have an exercise price equal to the fair market value of the Company's common shares at the date each stock option was granted and become exercisable over time during employment, in equal amounts over a five year period on the anniversary date of the grant.

While he continues as CEO and during his tenure as CSO, Mr. Potter may be granted equity awards under the 1996 Incentive Plan at the discretion of the Committee.

Compensation for Other Executive Officers in Fiscal 2004

Compensation for the Company's non-CEO executive officers, including the other Named Executive Officers, is based on the Committee's assessment of each executive's contributions to the Company's financial and non-financial goals. The Committee also considers the recommendation of, and relies upon information provided by, the CEO in making its assessment and reaching its decision with respect to non-CEO executive officers. As described above, the Committee undertakes a comprehensive review to align executive officers' compensation with shareholders' interests, reinforce the Company's pay-for-performance philosophy, and adhere to the Committee's overall compensation values.

Non-CEO Salary

The salaries paid to the other Named Executive Officers in fiscal 2004 are shown in the "Annual Compensation — Salary" column of the Summary Compensation Table. Each of the other Named Executive Officers is a party to an employment agreement with the Company. Although these employment agreements establish the other Named Executive Officers' respective base salaries, the employment agreements do not provide for any automatic salary increases.

The salary component for the Company's executive officers, other than the CEO and the other Named Executive Officers, is based upon competitive market data for comparable positions at similarly sized companies, as adjusted to reflect the experience and expertise of the individual. Salary adjustments are subjectively determined, and are not formally tied to Company performance.

Non-CEO Bonus

As shown in the "Annual Compensation — Bonus" column of the Summary Compensation Table, no bonuses were paid to the other Named Executive Officers in fiscal 2004. The bonus component for non-CEO executive officers is determined in accordance with the Bonus Plan. The bonus component for non-CEO executive officers consists of a percentage of salary earned as the Company achieves specific performance targets established by the Committee. Other than for the other Named Executive Officers, the percentage of salary is set by position level, and is subjectively determined. Each other Named Executive Officer's employment agreement provides an opportunity to earn a target bonus and a stretch bonus (no right to a minimum bonus exists in the employment agreements).

As with the Company's CEO, the establishment of the Company's performance targets applicable to the other Named Executive Officers, as well as the bonus goals of the other non-CEO executive officers, remain solely in the Committee's discretion. As a result of the Company's performance in fiscal 2004, none of the Company's non-CEO executive officers received a bonus.

In connection with Mr. Potter's transition to CSO, the Company provided a retention package (the "Retention Package") to certain executive officers (the "Affected Officers"), including Brad A. Waite and John C. Martin, both of whom are Named Executive Officers. The purpose of the Retention Package was to provide additional incentives for the Affected Officers to remain with the Company throughout the transition of the CEO position from Mr. Potter to his replacement. In accordance with the Retention Package, if the Affected Officer remains employed with the Company through February 1, 2006, or if the Affected Officer is involuntarily terminated before such date for any reason other than cause, he or she will receive a cash bonus. Mr. Waite's bonus is equal to 75% of his base salary, and Mr. Martin's bonus is equal to 60% of his base salary. The bonuses received by the Affected Officers pursuant to the Retention Package will reduce their respective bonuses which would be otherwise received under the Bonus Plan for fiscal 2005.

Non-CEO Equity

The stock options granted to the other Named Executive Officers in fiscal 2004 are shown in the "Long-Term Compensation — Awards" column of the Summary Compensation Table. The equity participation component for executive officers other than the CEO consists primarily of non-qualified stock options granted under the 1996 Incentive Plan. Stock options are typically granted at the beginning of each fiscal year during the Committee's annual review process and in an amount determined by position and performance in the prior fiscal year. In addition, stock options are often granted in connection with the promotion of an individual to a greater level of responsibility. The number of common shares covered by each stock option grant is set in advance by position, subject to adjustment based upon the Committee's subjective perception of the individual's performance.

During fiscal 2004, the Company also granted the Affected Officers restricted common shares of the Company in connection with the Retention Package. The restricted stock grants were made in accordance with the 1996 Incentive Plan and are subject to a Restricted Stock Award Agreement dated January 6, 2005. The restricted stock is held in escrow and will vest annually over a three year period on the anniversary date of the grant. The restricted stock grants will fully vest if the Affected Officer is involuntarily terminated for any reason other than cause before the lapse of such three year period. The restricted stock grants will be forfeited, in whole or in part, as applicable, if the Affected Officer voluntarily terminates his or her employment or if the Affected Officer is involuntarily terminated for cause. Under the Retention Package, Messrs. Waite and Martin received 50,000 and 30,000 restricted common shares, respectively.

Deductibility of Annual Compensation over $1 Million

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally limits the tax deductibility for income tax purposes of compensation paid to the Company's CEO and the four other highest compensated executive officers (other than the CEO) in excess of $1 million. Compensation in excess of $1 million may be deducted if it is "performance-based" compensation within the meaning of the Code. For fiscal 2004, the Company believes it has taken the necessary actions to preserve the deductibility of all payments made under the Company's bonus and equity compensation plans, with the possible exception of the bonuses and restricted stock grants made in connection with the Retention Package. As the Code or the regulations promulgated thereunder change, the Committee intends to take reasonable steps to ensure the continued deductibility of payments under the Company's compensation plans while at the same time considering the goals of the Company's executive compensation philosophy.

Summary

The Committee believes the Company's compensation philosophy and program are designed to foster a performance-oriented culture that aligns employees' interests with those of its shareholders. The Committee believes that the compensation of the Company's executive officers is both appropriate and responsive to the goal of improving shareholder return.

Members of the Nominating and Compensation Committee

David T. Kollat, Chair
Philip E. Mallott
Dennis B. Tishkoff

EXECUTIVE COMPENSATION

Employment Agreements

The Company is a party to employment agreements with certain of its key executives. On June 26, 2000, Messrs. Potter and Bell entered into employment agreements, and, since July 29, 2002, Messrs. Larsson, Martin, Mierzwa and Waite have entered into employment agreements. In connection with his transition to CSO, Mr. Potter and the Company voluntarily terminated the Old Employment Agreement and entered into the New Employment Agreement. In connection with the termination of his employment with the Company, Mr. Bell's employment agreement was terminated effective August 17, 2004, and he no longer has any rights thereunder. Including Mr. Potter' New Employment Agreement, the employment agreements between the Company and the Named Executive Officers and certain of its other key executives are referred to as the "Key Executive Agreements."

The terms of the Key Executive Agreements are substantially similar and they are described collectively herein except where their terms materially differ. The Key Executive Agreements are intended to assure the Company that it will have the continued dedication, undivided loyalty, and objective advice and counsel from these key executives in the event of a proposed transaction, or the threat of a transaction, which could result in a change of control of the Company. Annually, the Nominating and Compensation Committee reviews the performance of each key executive to determine whether the key executive's salary and bonus should be adjusted.

Under the terms of his 2005 Key Executive Agreement, Mr. Potter will continue as the Company's CEO and President until a successor is appointed. Thereafter, he will become the Company's CSO for up to a period of two years, unless extended for a longer term. As CSO, he will report directly to the Board and focus on assisting the successor CEO to transition into his or her new position and perform such services as may be reasonably requested by the Board. Mr. Potter will be eligible for: (a) an annual bonus under the Bonus Plan so long as he continues as CEO; (b) equity awards; and (c) continued participation in the Company's benefit plans and such other programs as the Company provides for its employees. At the end of Mr. Potter's service as CSO, he will receive a payment of $765,000 in exchange for two-year non-competition and non-solicitation covenants.

Under the terms of their Key Executive Agreements, Messrs. Larsson, Martin, Mierzwa and Waite are each to receive a minimum base salary of $350,000, $450,000, $350,000, and $405,000, respectively, which amounts are not subject to an automatic increase. As discussed in the Nominating and Compensation Committee Report on Executive Compensation, the salaries of the Named Executive Officers are determined annually by the Nominating and Compensation Committee.

Bonuses are not payable under the Key Executive Agreements unless the Company achieves a minimum threshold of its performance targets. Mr. Potter's bonus is subject to a maximum of 200% of his base salary. For fiscal 2004, Messrs. Martin, Mierzwa and Waite's bonuses were subject to a maximum of 120% of their respective base salaries, and Mr. Larsson's bonus was subject to a maximum of 100% of his base salary. The Key Executive Agreements require that the key executive devote his full business time to the affairs of the Company and prohibit the key executive from competing with the Company during his employment and for a two-year period thereafter, in the case of Messrs. Potter and Bell, and during employment and for a one-year period thereafter, in the case of Messrs. Larsson, Martin, Mierzwa and Waite. The period is reduced to six months for all key executives in the event of termination of employment following a "Change of Control," as such term is defined in the Key Executive Agreements.

Under the Key Executive Agreements, each of the key executives' employment may be terminated by the Company for cause, as defined therein. If a key executive is terminated for cause, the Company has no further obligation to pay any compensation or to provide benefits to the key executive. Mr. Potter's 2005 Key Executive Agreement allows the Company to terminate him without cause beginning one year after its effective date. If Mr. Potter is terminated without cause, he will become entitled to receive benefits for two years following his commencement as CSO, the payment for non-competition described above, and a pro-rata bonus for the fiscal year in which the action occurs, if any. Should Messrs. Larsson, Martin, Mierzwa or Waite be terminated without cause, the affected key executive will become entitled to receive continued salary payments and benefits for one year and will receive a pro-rata bonus for the fiscal year in which the termination occurs, if any.

Mr. Potter's 2005 Key Executive Agreement provides that in the event that a Change of Control occurs while he is CEO or during the first 12 months that he serves as CSO, his employment shall automatically terminate. Thereafter, he will receive a lump sum payment (net of any applicable withholding taxes) in an amount equal to two times his CEO salary and a stretch bonus equal to four times his CEO salary, and will be entitled to receive certain plan benefits for two years. In the case of Messrs. Larsson, Martin, Mierzwa and Waite, the Key Executive Agreements provide that in the event the key executive is terminated within 24 months of a Change of Control, the key executive will receive a lump sum payment (net of any applicable withholding taxes) in an amount equal to two years of the key executive's then-current salary and two years of the key executive's then-current annual stretch bonus, and will be entitled to receive certain plan benefits for one year.

A Change of Control of the Company would also cause each of the key executives to receive a payment (the "Tax Gross-Up Amount") in the amount necessary to hold them harmless from the effects of Section 280G and 4999 of the Code, which Code sections could subject the payments due under these Key Executive Agreements to excise tax liability (see the "Executive Change In Control Severance Agreements" section for more information). The compensation payable on account of a Change of Control may be subject to the deductibility limitations of Sections 162(m) and 280G of the Code.

Executive Change in Control Severance Agreements

Since April 18, 1989, the Company has maintained Executive Severance Agreements with many of its key officers and employees (currently approximately 80 persons). The agreements expire on the anniversary of their execution and are automatically extended on an annual basis unless the Company provides at least 90 days notice that any particular agreement will not be extended. The agreements provide for severance benefits if, within 24 months after a Change in Control (as defined in the agreements and below), the key officer or employee's employment is terminated by the Company (other than for Cause, as defined in the agreements) or the key officer or employee resigns because of a material change in the circumstances of his or her employment. For purposes of the agreements, "Change in Control" means any one or more of the following: (i) any person or group (as defined for purposes of Section 13(d) of the Exchange Act) becomes the beneficial owner of, or has the right to acquire (by contract, stock option, warrant, conversion of convertible securities or otherwise), 20% or more of the outstanding equity securities of the Company entitled to vote for the election of directors; (ii) a majority of the Board is replaced within any period of two years or less by directors not nominated and approved by a majority of the directors in office at the beginning of such period (or their successors so nominated and approved), or a majority of the Board at any date consists of persons not so nominated and approved; or (iii) the shareholders of the Company approve an agreement to merge or consolidate with another corporation or an agreement to sell or otherwise dispose of all or substantially all of the Company's assets (including without limitation, a plan of liquidation). Notwithstanding these provisions, the agreements provide that a Change in Control shall not result from a transaction in which the Company exchanges less than 50% of its then outstanding equity securities for 51% or more of the outstanding equity securities of another corporation. The agreements provide for the following severance benefits: (i) for certain key officers having a position of vice president (or above) of the Company (or its affiliates), a lump-sum payment equal to 200% of the key officer's then-current annual salary and stretch bonus; or (ii) for other employees having a position of departmental director of the Company (or its affiliates), a lump-sum payment equal to 100% of the employee's then-current annual salary and stretch bonus. Messrs. Potter, Larsson, Martin, Mierzwa, and Waite are not a party to such an agreement, but each has substantially similar provisions contained in his respective Key Executive Agreement. Mr. Bell's previously terminated Key Executive Agreement also contained a substantially similar provision. The key officer or employee will also become entitled to reimbursement of legal fees and expenses incurred by the key officer or employee in seeking to enforce his or her rights under his or her agreement. Additionally, to the extent that payments to the key officer or employee pursuant to his or her agreement (together with any other amounts received by the key officer or employee in connection with a Change in Control) would result in triggering the provisions of Sections 280G and 4999 of the Code, each agreement provides for the payment of a Tax Gross-Up Amount such that the key officer or employee receives, net of excise taxes, the amount he or she would have been entitled to receive in the absence of the excise tax provided in Section 4999 of the Code. The compensation payable on account of a Change in Control may be subject to the deductibility limitations of Sections 162(m) and/or 280G of the Code. In addition, the 1996 Incentive Plan provides for immediate vesting of all outstanding stock options and common shares in the event of such a Change in Control (see the "Fiscal Year End Option Values" table).

Summary Compensation Table

The following Summary Compensation Table sets forth the individual compensation earned or paid to the Named Executive Officers (the Chief Executive Officer; each of the four other most highly compensated executive officers of the Company in fiscal 2004; and Mr. Bell who was an executive officer in fiscal 2004 and would have been one of the most highly compensated executive officers but for the fact that he was not an executive officer as of the end of fiscal 2004) for services rendered to the Company during each of the past three fiscal years.

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Position	Fiscal Year	Salary ($)	Bonus ($)	Other ($)(a)	Restricted Stock Awards ($)(b)	Stock Options (#)(c)	Long-Term Incentive Payouts ($)	All Other Compensation ($)(d)(e)
Michael J. Potter	2004	762,692	0	—	—	350,000	—	15,362
Chairman of the Board, Chief	2003	742,346	412,500	—	—	350,000	—	13,053
Executive Officer and President	2002	700,000	1,400,000	—	—	325,000	—	13,425
John C. Martin (f)	2004	450,000	0	—	325,500	0	—	8,200
Executive Vice President,	2003	77,885	0	—	—	150,000	—	0
Merchandising	2002	—	—	—	—	—	—	—
Brad A. Waite	2004	408,193	0	56,017	542,500	75,000	—	19,795
Executive Vice President,	2003	387,757	128,700	—	—	75,000	—	16,621
Human Resources, Loss Prevention, Real Estate and Risk Management	2002	372,115	450,000	—	—	75,000	—	17,569
Donald A. Mierzwa	2004	358,488	0	—	—	50,000	—	29,739
Executive Vice President,	2003	350,067	115,500	—	—	50,000	—	25,183
Store Operations	2002	348,077	420,000	—	—	50,000	—	28,183
Kent A.W. Larsson	2004	350,027	0	—	—	30,000	—	36,255
Senior Vice President,	2003	350,067	115,500	—	—	50,000	—	32,055
Marketing	2002	348,077	420,000	—	—	50,000	—	35,640
Albert J. Bell (g)	2004	420,000	0	—	—	275,000	—	8,463
Former Vice Chairman of the Board	2003	696,193	385,000	—	—	275,000	—	14,098
and Chief Administrative Officer	2002	675,000	1,350,000	—	—	275,000	—	14,598

(a) Includes payments received under the Executive Benefit Plan.

(b) Restricted stock awards made pursuant to the 1996 Incentive Plan. Values shown in the above table are based on the closing market price of $10.85 for the Company's common shares on January 6, 2005, the date of each grant. At the end of fiscal 2004, the restricted stock had a value, based on the closing market price of $11.16 for the Company's common shares on January 29, 2005, of $558,000 for Mr. Waite's 50,000 shares, and $334,800 for Mr. Martin's 30,000 shares. The entirety of Messrs. Waite and Martin's restricted stock holdings is limited to the awards made in fiscal 2004. The restricted stock is scheduled to vest equally over the first three anniversaries of the grant date and will fully vest if the grantee is involuntarily terminated for any reason other than cause before the lapse of such three year period. Dividends payable prior to the vesting of restricted stock are deferred until vesting occurs. The dividends will be forfeited if the restricted stock does not vest. Messrs. Potter, Bell, Mierzwa, and Larsson do not hold any restricted stock.

(c) Non-qualified stock options granted pursuant to the 1996 Incentive Plan.

(d) Company matching contribution pursuant to the Big Lots Savings Plan and/or the Big Lots, Inc. Supplemental Savings Plan. The matching contribution for Messrs. Potter, Waite, Mierzwa, and Larsson was $8,200 in fiscal 2004, $8,000 in fiscal 2003, and $8,000 in fiscal 2002. The matching contribution for Mr. Martin was $8,200 in fiscal 2004, $0 in fiscal 2003, and $0 in fiscal 2002. The matching contribution for Mr. Bell was $0 in fiscal 2004, $8,000 in fiscal 2003, and $8,000 in fiscal 2002.

(e) Accruals pursuant to the Big Lots, Inc. Supplemental Pension Plan for fiscal 2004 for Messrs. Potter, Bell, Waite, Martin, Mierzwa, and Larsson were $7,162, $8,463, $11,595, $0, $21,539, and $28,055, respectively. Accruals for fiscal 2003 for Messrs. Potter, Bell, Waite, Martin, Mierzwa, and Larsson were $5,053, $6,098, $8,621, $0, $17,183, and $24,055, respectively. Accruals for fiscal 2002 for Messrs. Potter, Bell, Waite, Martin, Mierzwa, and Larsson were $5,425, $6,598, $9,569, $0, $20,183, and $27,640, respectively.

(f) Mr. Martin's employment with the Company commenced on December 1, 2003.

(g) Mr. Bell's employment with the Company terminated on August 17, 2004.

Option Grants During Fiscal 2004

The following table reflects the number and value of stock options granted to the Named Executive Officers in fiscal 2004.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(c)	
Name	Securities Underlying Options Granted(#)(a)	Pct. Of Total Options Granted to Employees in Fiscal Year(b)	Exercise Price Per Share ($)	Expiration Date	5% ($)	10% ($)
Michael J. Potter	350,000	13.2%	15.05	02/23/2014	3,312,702	8,395,038
John C. Martin	0	0.0%	—	—	0	0
Brad A. Waite	75,000	2.8%	15.05	02/23/2014	709,865	1,798,937
Donald A. Mierzwa	50,000	1.9%	15.05	02/23/2014	473,243	1,199,291
Kent A.W. Larsson	30,000	1.1%	15.05	02/23/2014	283,946	719,575
Albert J. Bell	275,000	10.4%	15.05	02/23/2014	0	0

(a) Stock options granted pursuant to the 1996 Incentive Plan. Vesting is over five years without regard to the attainment of any performance goals. Stock options were granted at the fair market value of the Company's common shares on the grant date.

(b) Based on 2,648,800 non-qualified stock options granted to all associates in fiscal 2004 pursuant to the 1996 Incentive Plan.

(c) Assumes a respective 5% or 10% annualized appreciation in the underlying common share price from the date of grant to the expiration date less the aggregate exercise price. The ultimate amount realized will depend on the market value of the securities at a future date.

Option Exercises During Fiscal 2004 and Fiscal Year End Option Values

The following table reflects the aggregate stock option exercises by the Named Executive Officers during fiscal 2004 and number and value of exercisable and unexercisable stock options held by the Named Executive Officers at January 29, 2005.

			Unexercised Options at January 29, 2005			
			Number of Options (#)		Value of In-the-Money Options (b)($)	
Name	Number of Shares Acquired on Exercise	Value Realized (a)($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael J. Potter	7,813	12,501	951,875	1,005,000	23,362	86,800
John C. Martin	0	0	30,000	120,000	0	0
Brad A. Waite	3,124	6,873	394,064	240,000	7,025	18,600
Donald A. Mierzwa	23,438	39,541	331,562	160,000	9,750	12,400
Kent A.W. Larsson	3,125	6,881	225,000	140,000	3,100	12,400
Albert J. Bell	475,001	523,072	0	0	0	0

(a) Difference between the aggregate sales prices on the dates of exercise and the aggregate stock option exercise prices.

(b) The value of in-the-money unexercised stock options is based on the fair market value of the Company's common shares ($11.16) at January 29, 2005, minus the aggregate stock option exercise prices.

Comparison of Five Year Total Shareholder Return

The following graph demonstrates a five year comparison of cumulative total return for the Company, the Standard & Poor's 500 Index, and the Standard & Poor's Retail Stores Composite Index.


$150
$100
$50
$0
Jan00
Jan01
Jan02
Jan03
Jan04
Jan05
BIG LOTS INC
S&P 500 INDEX
S&P 500 RETAILING

	Jan. 2000 (a)	Jan. 2001	Jan. 2002	Jan. 2003	Jan. 2004	Jan. 2005
Big Lots, Inc.	$100.00	$ 87.57	$ 78.20	$90.18	$101.93	$ 80.51
S&P 500 Retailing	$100.00	$100.74	$109.26	$78.37	$117.15	$134.46
S&P 500 Index	$100.00	$100.37	$ 84.60	$65.59	$ 88.26	$ 92.98

(a) Assumes $100 invested on January 28, 2000, in the Company's common shares compared to the same amount invested in the other funds shown at the same time. Dividends, if any, are assumed to be reinvested.

Retirement Plans

Pension Plan and Trust

The Company maintains a funded noncontributory defined benefit pension plan (the "Pension Plan") for all employees whose hire date precedes April 1, 1994, who have reached the age of 21 and who have worked for the Company for more than one year. The Pension Plan is intended to qualify under the Code and comply with the Employee Retirement Security Income Act of 1974, as amended. The amount of the Company's annual contribution to the Pension Plan is actuarially determined to accumulate sufficient funds to maintain projected benefits. Effective January 1, 1993, the computation of annual retirement benefits payable upon retirement under the Pension Plan is 1% of final average annual compensation multiplied by the years of service up to a maximum of 25. This benefit is payable when a participant reaches the normal retirement age of 65. However, the Pension Plan does provide an early retirement option, and employment beyond the normal retirement age is permitted by agreement with the Company. For purposes of calculating benefits under the Pension Plan, compensation is defined to include a two month equivalent of the total cash remuneration (including overtime) paid for services rendered during a plan year prior to salary reductions pursuant to Sections 401(k) or 125 of the Code, including bonuses, incentive compensation, severance pay, disability payments and other forms of irregular payments. Effective January 1, 1996, the benefits accrued for certain highly compensated individuals, including all executive officers, were frozen at the then current levels.

The table below illustrates the amount of annual benefits payable at age 65 to a person in the specified average compensation and years of service classifications under the Pension Plan combined with the Supplemental Pension Plan (as defined below).

Final Average Compensation	Years of Service			
	10	15	20	25
$100,000	$10,000	$15,000	$20,000	$25,000
$125,000	$12,500	$18,750	$25,000	$31,250
$150,000	$15,000	$22,500	$30,000	$37,500
$175,000	$17,500	$26,250	$35,000	$43,750
$200,000 and above	$18,900	$28,350	$37,800	$47,250

The maximum annual benefit payable under the Pension Plan is restricted by the Code ($165,000 for calendar year 2004). At December 31, 2004, the maximum final five year average compensation taken into account for benefit calculation purposes was $189,000. The compensation taken into account for benefit calculation purposes is limited by law ($205,000 for calendar year 2004), and is subject to statutory increases and cost-of-living adjustments in future years. At December 31, 2004, Messrs. Potter, Bell, Waite, Martin, Mierzwa, and Larsson had 13, 17, 16, 0, 15, and 16 years of credited service, respectively. Mr. Bell's service period ended with the termination of his employment on August 17, 2004. Income recognized as a result of the exercise of stock options is disregarded in computing benefits under the Pension Plan. A participant may elect whether the benefits are paid in the form of a single life annuity, a joint and survivor annuity or as a lump sum upon reaching the normal retirement age of 65.

Supplemental Pension Plan

The Company maintains a non-qualified supplemental employee retirement plan ("Supplemental Pension Plan") for those executives whose benefits were frozen under the Pension Plan on or subsequent to January 1, 1996. The Supplemental Pension Plan constitutes a contract to pay benefits upon retirement as therein defined. The Supplemental Pension Plan is designed to pay the same benefits in the same amount as if the participants continued to accrue benefits under the Pension Plan. The Company has no obligation to fund the Supplemental Pension Plan, and all assets and amounts payable under the Supplemental Pension Plan are subject to the claims of general creditors of the Company. The table below illustrates the amount of annual benefit payable at age 65 to a person in the specified average compensation and years of service classification under the Pension Plan combined with the Supplemental Pension Plan.

Final Average Compensation	Years of Service			
	10	15	20	25
$100,000	$10,000	$15,000	$20,000	$25,000
$125,000	$12,500	$18,750	$25,000	$31,250
$150,000	$15,000	$22,500	$30,000	$37,500
$175,000	$17,500	$26,250	$35,000	$43,750
$200,000 and above	$18,900	$28,350	$37,800	$47,250

Savings Plan

All of the Named Executive Officers, as well as substantially all other full-time employees of the Company and its subsidiaries, are eligible to participate in the Big Lots Savings Plan (the "Savings Plan"), a qualified deferred compensation plan. In order to participate in the Savings Plan, an eligible employee must satisfy applicable age and service requirements and must make contributions to the Savings Plan ("Participant Elective Contributions").

Participant Elective Contributions are made through authorized payroll deductions to one or more of the several investment funds established under the Savings Plan. One of the funds is a stock fund that is invested solely in common shares of the Company. All Participant Elective Contributions are matched by the Company ("Employer Matching Contributions") at a rate of 100% for the first 2% of salary contributed, and 50% for the next 4% of salary contributed; however, only Participant Elective Contributions of up to 6% of the employee's compensation will be matched.

Each participant has a nonforfeitable right to all accrued benefits pertaining to Participant Elective Contributions. Each participant also has a nonforfeitable right to all accrued benefits pertaining to Employer Matching Contributions in the event of retirement or other termination of employment (a) on or after the participant's 65th birthday, (b) on account of disability, or (c) by reason of death. A participant whose employment terminates under other circumstances will have a nonforfeitable right to a portion of accrued benefits pertaining to Employer Matching Contributions determined under a schedule based on years of service. All other unvested accrued benefits pertaining to Employer Matching Contributions will be forfeited.

Supplemental Savings Plan

The Company maintains the Big Lots Supplemental Savings Plan (the "Supplemental Savings Plan"), a non-qualified deferred compensation plan for those executives participating in the Savings Plan who desire to contribute more than the amount allowable under the Savings Plan. The Supplemental Savings Plan constitutes a contract to pay deferred salary, and limits deferrals in accordance with prevailing tax law. The Supplemental Savings Plan is designed to pay the deferred compensation in the same amount as if the contributions had been made to the Savings Plan. The Company has no obligation to fund the Supplemental Savings Plan, and all assets and amounts payable under the Supplemental Savings Plan are subject to the claims of general creditors of the Company and its affiliates.

Employee Equity Compensation

The 1996 Incentive Plan is administered by the Nominating and Compensation Committee. The 1996 Incentive Plan authorizes the grant of incentive and nonqualified stock options, stock appreciation rights, restricted stock, stock equivalent unit and performance unit awards (collectively referred to herein as "Grants"), any of which may be granted on a stand alone, combination or tandem basis. The Nominating and Compensation Committee determines the individuals to whom Grants are to be made; the number of common shares covered by each Grant; the term of the Grant; its vesting, exercise period or settlement; the type of consideration, if any, to be paid to the Company upon exercise of a Grant; and all other terms and conditions of the Grants. The purpose of the 1996 Incentive Plan is to provide a flexible, long-term vehicle to attract, retain and motivate officers and employees.

The number of common shares available for issuance under the 1996 Incentive Plan consists of an initial allocation of 2,000,000 common shares (3,125,000 shares as adjusted to account for the five for four stock splits which occurred in December 1996 and June 1997), which is increased, beginning with the first fiscal year in which the 1996 Incentive Plan was in effect and during each fiscal year following, by a number of common shares equal to 1% of the total number of issued common shares of the Company as of the start of each of the Company's fiscal years. Unused shares from previous fiscal years remain available for issuance under the 1996 Incentive Plan; provided, however, the total Grants of stock options or restricted stock outstanding and common shares available for use under the 1996 Incentive Plan combined with any Grants of stock options or restricted stock outstanding under any other plan of the Company shall not exceed 15% of the total issued and outstanding common shares as of any measurement date.

The 1996 Incentive Plan limits the number of common shares of the Company that can be represented by stock options, stock appreciation rights, or restricted stock awarded to any participant during any single fiscal year to no more than 1,000,000 common shares. As a further limitation, the maximum amount of compensation with respect to performance units and stock equivalent units that may be paid in any fiscal year (within the meaning of Section 162(m) of the Code) to any participant with respect to any fiscal year is $2,000,000. Grants under the 1996 Incentive Plan may be made to any salaried employee, consultant or advisor of the Company or its affiliates, as designated by the Nominating and Compensation Committee. Historically, stock options have been granted to approximately 2,300 employees in any given year.

The 1996 Incentive Plan provides for the Grants of stock options which may be either incentive stock options or non-qualified stock options. For both incentive and non-qualified stock options, the exercise price may be not less than 100% of the fair market value of a common share of the Company at the time the stock option is granted. Any stock option intended to qualify as an incentive stock option must meet all requirements of Section 422 of the Code.

The Nominating and Compensation Committee may award shares of restricted stock, stock equivalent units, and performance units, subject to such conditions and restrictions as the 1996 Incentive Plan specifies and otherwise as the Nominating and Compensation Committee may determine. These awards may be made alone or in tandem with other Grants. Stock equivalent units and performance units may be payable upon vesting in cash, or may be convertible into common shares or other form of value determined by the Nominating and Compensation Committee. Upon a Change in Effective Control, as defined in the 1996 Incentive Plan, all Grants outstanding under the 1996 Incentive Plan shall automatically become vested.

No Grant under the 1996 Incentive Plan may be assigned or transferred by the grantee other than by will or the laws of descent and distribution, pursuant to a qualified domestic relations order (as defined by the Code) or as may otherwise be permitted by the Nominating and Compensation Committee. In the absence of the first two exceptions, all rights may be exercised during the grantee's lifetime only by the grantee.

The Nominating and Compensation Committee may from time to time, at its discretion, amend or terminate the 1996 Incentive Plan, except that no such amendment or termination shall impair any rights under any Grant made prior to the amendment's effective date without the consent of the grantee, and provided that no such amendment shall increase the number of common shares available under the 1996 Incentive Plan or change the price at which stock options or stock appreciation rights may be granted unless approved by shareholders in accordance with applicable laws and regulations. The 1996 Incentive Plan expires on December 31, 2005, or may be terminated on such earlier date as the Board may determine. At the Annual Meeting, shareholders will be asked to approve the 2005 Incentive Plan. A description of the 2005 Incentive Plan is set forth in greater detail under Proposal Two of this Proxy Statement.

Equity Compensation Plan Information

The following table summarizes information, as of January 29, 2005, relating to equity compensation plans of the Company pursuant to which the Company's common shares may be issued.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	10,609,500(1)(2)	$14.97	2,130,502(3)
Equity compensation plans not approved by security holders	—	—	—
Total	10,609,500	$14.97	2,130,502

(1) Includes stock options granted under the Big Lots, Inc. Executive Stock Option and Stock Appreciation Rights Plan that was the Company's employee equity incentive plan prior to the adoption of the 1996 Incentive Plan.

(2) The common shares issuable upon exercise of outstanding stock options granted under each shareholder-approved plan are as follows:

Big Lots, Inc. Executive Stock Option and Stock Appreciation Rights Plan	327,257
Director Stock Option Plan	326,878
1996 Incentive Plan	9,955,365

(3) The common shares available under each shareholder-approved plan for issuance pursuant to stock option awards that could be granted in the future are as follows:

Big Lots, Inc. Executive Stock Option and Stock Appreciation Rights Plan	0
Director Stock Option Plan	210,731
1996 Incentive Plan	1,919,771

The number of common shares available for issuance under the 1996 Incentive Plan is adjusted annually by adding 1% of the total number of common shares issued as of the start of each of the Company's fiscal years that the plan is in effect.

Executive Benefit Plan

Most of the Company's executive officers, including each of the Named Executive Officers, are eligible to participate in the Executive Benefit Plan. The Executive Benefit Plan is a supplemental health benefit plan which reimburses participants for medical costs incurred but not covered by the Benefit Plan, up to an annual maximum reimbursement of $40,000 per participant. Amounts received exceeding the applicable threshold by the Named Executive Officers are included in the amounts reflected in the values of personal benefits received by such individuals. Amounts received by participants in the Executive Benefit Plan are treated as taxable income. The Company reimburses each executive officer receiving taxable benefits under the Executive Benefit Plan the approximate amount of the executive officer's income and payroll tax liability relating to the benefits received.

PROPOSAL TWO: APPROVAL OF THE BIG LOTS 2005 LONG-TERM INCENTIVE PLAN

Based on the recommendation of the Nominating and Compensation Committee (referred to as the "Committee" for purposes of this Proposal Two), the Board unanimously adopted, subject to shareholder approval at the Annual Meeting, the 2005 Incentive Plan on April 12, 2005. If the shareholders approve the 2005 Incentive Plan, it will replace the 1996 Incentive Plan which will expire on December 31, 2005. Upon approval of the 2005 Incentive Plan, the Board will cause the terms of the 1996 Incentive Plan to be amended to restrict the maximum aggregate number shares of restricted stock, restricted equivalent units and performance units remaining available for grant to be restricted to no more than 33⅓ percent of all remaining awards issued under the plan. The Board recommends that shareholders approve the 2005 Incentive Plan.

The 2005 Incentive Plan is designed to support the Company's long-term business objectives in a manner consistent with its executive compensation philosophy. The Board believes that by allowing the Company to continue to offer its employees long-term, equity and "qualified performance-based compensation" through the 2005 Incentive Plan, the Company will promote the following key objectives:

- aligning the interest of salaried employees, advisers and consultants with those of the shareholders through increased employee ownership of the Company; and
- attracting, motivating and retaining experienced and highly qualified salaried employees, advisers and consultants who will contribute to the Company's financial success.

All salaried employees, consultants and advisors of the Company and its affiliates (other than non-employee directors) are eligible to receive Awards (as defined below) under the 2005 Incentive Plan. The Company has historically limited awards under the 1996 Incentive Plan to approximately 2,300 salaried employees.

As with the 1996 Incentive Plan, the 2005 Incentive Plan is an omnibus plan that provides for a variety of types of Awards to maintain flexibility. The 2005 Incentive Plan will permit the granting of (i) non-qualified stock options ("NQSOs"), (ii) incentive stock options ("ISOs") as defined in Section 422 of the Code, (iii) stock appreciation rights ("SARs"), (iv) restricted stock, (v) restricted stock units, and (vi) performance units (NQSOs, ISOs, SARs, restricted stock, restricted stock units, and performance units are referred to collectively as "Awards").

The total number of common shares available for Awards under the 2005 Incentive Plan is equal to the sum of (i) 1,250,000 newly issued common shares plus (ii) the number of common shares that remain available for use under the 1996 Incentive Plan on December 30, 2005 (1,947,775 as of the record date) plus (iii) an annual increase equal to 0.75% of the total number of issued common shares (including treasury shares) as of the start of each of the Company's fiscal years that the 2005 Incentive Plan is in effect. The Board believes that this number represents a reasonable amount of potential equity dilution and provides a powerful incentive for employees to increase the value of the Company for all shareholders. The table below illustrates the number of underwater stock options (not including restricted stock) at various hypothetical market prices as of the record date, when the total number of outstanding stock options under all equity award plans was 11,443,273 (11,615,273 including restricted stock).

Per Share Market Price	No. of Stock Options with an Exercise Price Equal to or Greater than Share Price	Percentage of Total Outstanding Stock Options (%)
$10.00	11,336,673	0.93
$15.00	3,782,847	66.94
$20.00	1,165,818	89.81
$25.00	1,102,551	90.37
$30.00	536,130	95.31
$35.00	497,130	95.66
$40.00	28,500	99.75
$45.00	0	100.00

As of the record date, there were 1,947,775 common shares available for grant under the 1996 Incentive Plan, 11,260,615 common shares underlying awards outstanding under the 1996 Incentive Plan (all of which are underlying stock options except 172,000 of which are underlying restricted stock) and 210,731 common shares available for grant under the Director Stock Option Plan. As of the record date: (i) the weighted average exercise price of outstanding stock options under the 1996 Incentive Plan was $14.56 and the weighted average remaining term was 6.69 years; (ii) the weighted average exercise price of outstanding stock options under all of the Company's plans was $14.66 and the weighted average remaining term was 6.66 years; and (iii) the weighted average remaining term of restricted stock awards under all of the Company's plans was 2.79 years.

The Company has made a concerted effort to manage to reasonable levels the annual run rate — that is, the total number of common shares underlying equity-related awards granted in any given fiscal year divided by the number of common shares outstanding at the end of that fiscal year. The annual run rate for fiscal 2002, 2003 and 2004 was 1.66%, 1.95% and 2.56%, respectively, resulting in a three-year average run rate of 2.05%. The run rate in fiscal 2004 includes the restricted stock grants made in fiscal 2004 as part of the Retention Package discussed in the Nominating and Compensation Committee Report section of this Proxy Statement. It is the Company's intention to continue to manage its run rate over time to reasonable levels while ensuring that the overall executive compensation program is competitive and motivational.

The 2005 Incentive Plan is designed to meet the requirements for deductibility of executive compensation under Section 162(m) of the Code ("Section 162(m)") with respect to stock options, SARs, and other Awards under the 2005 Incentive Plan that are intended to qualify as "qualified performance-based compensation" under Section 162(m). In order to meet Section 162(m) requirements, the 2005 Incentive Plan provides limits on the number and type of common shares that any one participant may receive, as described below.

The 2005 Incentive Plan does not permit the repricing of Awards without the approval of shareholders or the granting of Awards with a reload feature.

Some Awards may be subject to Section 409A of the Code ("Section 409A"), which was adopted in October, 2004. Although the Internal Revenue Service ("IRS") has not fully described the effect of Section 409A, it has issued some initial guidance that describes the probable effect of Section 409A on Awards. The effect of Section 409A is described below along with a discussion of how the 2005 Incentive Plan will be administered to minimize the effect of Section 409A and to avoid penalties that might be imposed under Section 409A.

The following is a summary of the 2005 Incentive Plan. This summary is qualified in its entirety by reference to the full text of the 2005 Incentive Plan, a copy of which is attached to this Proxy Statement as Appendix I.

2005 Incentive Plan Administration

The selection of participants in the 2005 Incentive Plan, the level of participation of each participant and the terms and conditions of all Awards will be determined by the committee. Each member of the committee will be an "independent director" for purposes of the Company's Corporate Governance Guidelines, the committee's charter and the NYSE listing requirements; a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, and an "outside director" within the meaning of Section 162(m). Currently, the committee is comprised of three directors, each meeting all of these criteria. Consistent with the purpose of the 2005 Incentive Plan, the committee will have the discretionary authority to interpret the 2005 Incentive Plan, to prescribe, amend and rescind rules and regulations relating to the 2005 Incentive Plan, and to make all other determinations necessary or advisable for the administration of the 2005 Incentive Plan. The committee may delegate authority to administer the 2005 Incentive Plan as it deems appropriate, subject to the express limitations set forth in the 2005 Incentive Plan.

Limits on 2005 Incentive Plan Awards

The Board has reserved a number of common shares for issuance under the 2005 Incentive Plan equal to the sum of (i) 1,250,000 newly issued common shares plus (ii) the number of common shares that remain available for use under the 1996 Incentive Plan on December 30, 2005 (1,947,775 as of the record date) plus (iii) an annual increase equal to 0.75% of the total number of issued common shares as of the start of each of the Company's fiscal years that the 2005 Incentive Plan is in effect. Of this number, no more than 33⅓ percent of all common shares issued during the term of the 2005 Incentive Plan may be issued in the form of Restricted Stock, Restricted Stock Units and Performance Units and no more than 5,000,000 common shares may be issued pursuant to grants of ISOs during the term of the 2005 Incentive Plan. A participant may receive multiple Awards under the 2005 Incentive Plan. Awards intended to qualify as "qualified performance-based compensation" under Section 162(m), shall be limited to: (i) 2,000,000 common shares of restricted stock per participant annually, (ii) 3,000,000 common shares underlying stock options and SARs per participant during any three consecutive calendar years, and (iii) $6,000,000 cash through performance units per participant during any three consecutive calendar years. Also, the 2005 Incentive Plan provides that the total number of Awards under the 2005 Incentive Plan, the 1996 Incentive Plan, the Big Lots, Inc. Executive

Stock Plan and Stock Appreciation Rights Plan and the Director Stock Option Plan may not exceed 15 percent of the Company's issued and outstanding common shares (including treasury shares) as of any date.

Common shares issued under the 2005 Incentive Plan will be authorized but unissued common shares of the Company, treasury shares, or shares purchased in the open market. To the extent that any Award payable in common shares is forfeited, cancelled, terminated or relinquished, the common shares covered thereby will no longer be charged against the maximum share limitation and may again be made subject to Awards under the 2005 Incentive Plan. However, the following types of common shares will not become again available for issuance as an award: (i) common shares tendered by participants as full or partial payment to the Company upon exercise of Awards granted under the 2005 Incentive Plan; (ii) common shares underlying an exercised SAR Award that are not issued upon the settlement of such SAR Award, and (iii) common shares withheld by, or otherwise remitted to, the Company to meet the withholding obligations arising upon the exercise of any Award.

Eligibility and Participation

All of the salaried employees, consultants and advisors of the Company and its affiliates (excluding non-employee directors) will be eligible to participate in the 2005 Incentive Plan. As of the record date, the Company has approximately 4,919 salaried employees. Approximately 2,300 employees and no consultants or advisors of the Company currently receive equity incentive awards in a given year, although this may vary from year to year. From time to time, the committee will determine who will be granted Awards, the number of shares subject to such grants, and all other terms of Awards.

Types of 2005 Incentive Plan Awards

As described in the Nominating and Compensation Committee Report, the Company's current equity compensation awards to employees are generally limited to NQSOs, though the 1996 Incentive Plan authorizes the grant of ISOs, NQSOs, SARs, restricted stock, restricted stock units and performance unit awards. The 2005 Incentive Plan also provides a variety of equity instruments to preserve flexibility. The types of securities that may be issued under the 2005 Incentive Plan are described below. The effect of Section 409A of the Code on each type of Award is discussed below in the "Tax Treatment of Awards—Section 409A" section.

Stock Options

Stock options granted under the 2005 Incentive Plan may be either NQSOs or ISOs. The price of any stock option granted may not be less than the fair market value of the Company's common shares on the date the stock option is granted. The stock option price is payable in cash or certified check, common shares of the Company, through a broker-assisted cashless exercise, by withholding common shares subject to the option having a fair value equal to the stock option price or any combination of the foregoing.

The committee determines the terms of each stock option grant at the time of the grant. However, the aggregate fair market value (determined as of the date of the grant) of the common shares subject to ISOs that are exercisable by any participant for the first time in any calendar year may not be larger than $100,000. All stock options will terminate no later than 10 years after the date of the grant. The committee specifies at the time each stock option is granted the time or times at which, and in what proportions, a stock option becomes vested and exercisable, which may be no sooner than one year in the event the stock option vests upon the attainment of specified business performance goals established by the committee or three years if the award is based upon the continued service of the participant. Pursuant to the terms of the 2005 Incentive Plan, the committee may accelerate the vesting of stock options. In general, unless the committee specifies a longer or shorter period when the Award is granted, a stock option expires upon the earlier of (i) its stated expiration date, (ii) one year after termination of service if such termination is due to death or disability, or (iii) 90 days after termination of service if termination is caused by any other reason.

Stock Appreciation Rights

A SAR entitles the participant, upon settlement, to receive a payment based on the excess of the fair market value of a common share of the Company on the date of settlement over the base price of the SAR, multiplied by the number of SARs being settled. SARs may be granted on a stand-alone basis or in tandem with another Award. A stand-alone SAR is a SAR that is not associated with any other Award. A tandem SAR is a SAR that is granted in association with a stock option, is subject to the same terms that affect the stock option and may be exercised instead of the stock option (in which case the stock option is cancelled) or expires if the stock option is exercised. The base price of a SAR may not be less than the fair market value of a common share of the Company on the date of grant. The committee will determine the vesting requirements and the payment and other terms of a SAR. Vesting may be based on the continued service of the participant for specified time periods or on the attainment of specified business performance goals established by the committee or both; provided that if vesting is based on the continued service of the participant, the award may not vest sooner than three years or one year in the event the award is based upon the attainment of specified business performance goals established by the committee. Pursuant to the terms of the 2005 Incentive Plan, the committee may accelerate the vesting of SARs. SARs may be payable in cash (if permitted by Section 409A) or in common shares of the Company or in a combination of both (if permitted by Section 409A). In general, unless the committee specifies a longer or shorter period when the Award is granted, a SAR expires upon the earlier of (i) its stated expiration date, (ii) one year after termination of service if such termination is due to death or disability, or (iii) 90 days after termination of service if termination is caused by any other reason. A SAR will terminate no later than ten years after the date of the grant.

The Company has not issued any SARs under any of its currently effective equity compensation plans, and does not currently have any SARs outstanding.

Restricted Stock

A restricted stock Award represents common shares of the Company that are issued subject to restrictions on transfer and vesting requirements as determined by the committee. Vesting requirements may be based on the continued service of the participant for specified time periods or on the attainment of specified business performance goals established by the committee; provided that if vesting is based on the continued service of the participant, the award may not vest sooner than three years or one year in the event the award is based upon the attainment of specified business performance goals established by the committee. Subject to the transfer restrictions and vesting requirements of the Award, the participant will have the same rights as one of the Company's shareholders, including all voting and dividend rights, during the restriction period, although the committee may provide that dividends and restricted stock certificates will be held in escrow during the restriction period (and forfeited or distributed depending on whether applicable performance goals or service restrictions have been met). Also, any stock dividends will be subject to the same restrictions that apply to the restricted stock upon which the stock dividends are issued. If a participant terminates service for any reason before the restricted stock vests, the restricted stock Award will be forfeited.

Restricted Stock Units

An Award of restricted stock units provides the participant the right to receive a payment based on the value of a common share of the Company. Restricted stock units may be subject to such vesting requirements, restrictions and conditions to payment as the committee determines are appropriate. Vesting requirements may be based on the continued service of the participant for a specified time period or on the attainment of specified business performance goals established by the committee; provided that if vesting is based on the continued service of the participant, the award may not vest sooner than three years or one year in the event the award is based upon the attainment of specified business performance goals established by the committee. Restricted stock unit Awards are payable in cash or in common shares of the Company or in a combination of both. Participants receiving restricted stock units shall not have, with respect to such restricted stock units, any of the rights of a shareholder of the Company. Unless the committee specifies otherwise when the Award is granted, if a participant terminates service for any reason before the restricted stock unit vests, the restricted stock unit Award will be forfeited.

Performance Units

An Award of performance units provides the participant the right to receive common shares of the Company if specified terms and conditions are met. Performance unit Awards are payable in cash or in common shares of the Company or in a combination of both. If cash settlement is made, the amount distributed will be the fair market value of the number of common shares that otherwise would have been distributed to settle the performance unit. Unless the committee specifies otherwise when the Award is granted, if a participant terminates service for any reason before the performance units are earned, the performance unit will be forfeited.

Performance-Based Awards

Generally, Section 162(m) provides that the Company may not deduct more than $1,000,000 of compensation paid during any fiscal year to the CEO or the other Named Executive Officers employed at the end of the fiscal year. However, this limit does not apply to "qualified performance-based compensation." Any Awards granted under the 2005 Incentive Plan may be granted in a form that qualifies for the "qualified performance-based compensation" exception under Section 162(m). Under Section 162(m), the terms of the Award must state, in terms of an objective formula or standard, the method of computing the amount of compensation payable under the Award, and must preclude discretion to increase the amount of compensation payable under the terms of the Award (but may give the committee discretion to decrease the amount of compensation payable). The 2005 Incentive Plan specifies performance goals that the committee shall use when granting a performance-based Award. As described above, certain limitations on number and value of performance-based Awards are provided by the 2005 Incentive Plan.

Effect of Change in Control

Awards under the 2005 Incentive Plan are generally subject to special provisions upon the occurrence of a "change in control" (as defined in the 2005 Incentive Plan) transaction with respect to the Company. Under the 2005 Incentive Plan, if a change in control occurs (i) any outstanding stock options and SARs under the 2005 Incentive Plan shall become fully exercisable, (ii) any remaining restrictions applicable to restricted stock and restricted stock units shall lapse and such restricted stock and restricted stock units shall become free of restrictions, fully vested and transferable, and (iii) any performance goals or other condition applicable to performance units shall be deemed to be satisfied in full with the common shares or cash subject to such Award being fully distributable. Payments under Awards that become subject to the excess parachute rules of Section 280G of the Code may be reduced under certain circumstances. See the "Tax Treatment of Awards — Sections 280G and 4999" subsection below for more details.

Limited Transferability

All Awards or common shares subject to an Award under the 2005 Incentive Plan are nontransferable except upon death, either by the participant's will or the laws of descent and distribution or through a beneficiary designation, and Awards shall be exercisable during the participant's lifetime only by the participant.

Adjustments for Corporate Changes

In the event of recapitalizations, reclassifications or other specified events affecting the Company or its common shares, appropriate and equitable adjustments may be made by the committee to the number of common shares of the Company available for grant, as well as to other maximum limitations under the 2005 Incentive Plan (e.g., exercise prices and number of Awards), and the number of common shares of the Company or other rights and prices under outstanding Awards.

Term, Amendment and Termination

The 2005 Incentive Plan will have a term of seven years expiring on May 16, 2012, unless terminated earlier by the Board. Although the Board may amend or alter the 2005 Incentive Plan, it may not do so without shareholder approval of any amendment or alteration to the extent shareholder approval is required to comply with Section 162(m), Section 409A or Section 422, the listing requirements of the NYSE, or another exchange or securities market that regulates the securities of the Company.

In addition, no amendment, alteration, or termination of the 2005 Incentive Plan may adversely affect any outstanding Award without the consent of the participant other than amendments to (i) incorporate rules needed to avoid excise taxes arising under Section 409A, (ii) permit the Company or any subsidiary a tax deduction under applicable law or (iii) avoid an expense charge to the Company or any subsidiary.

2005 Incentive Plan Benefits

Future benefits under the 2005 Incentive Plan are not currently determinable. The committee has discretionary authority to grant Awards pursuant to the 2005 Incentive Plan which does not contain any provision for automatic grants.

Tax Treatment of Awards

The following discussion of the United States federal income tax implications of Awards under the 2005 Incentive Plan is based on the provisions of the Code (and any relevant rulings and regulations issued under the Code) as of the date of this Proxy Statement.

Incentive Stock Options

An ISO results in no taxable ordinary income to the optionee or a deduction to the Company at the time the ISO is granted or exercised. However, the excess of the fair market value of the common shares acquired over the stock option price is an item of adjustment in computing the alternative minimum taxable income of the optionee. If the optionee holds the common shares received as a result of an exercise of an ISO for at least two years from the date of the grant and one year from the date of exercise, then the gain realized on disposition of the common shares is treated as a long-term capital gain. If the common shares are disposed of during this period, however, (i.e., a "disqualifying disposition"), then the optionee will include in income, as compensation for the year of the disposition, an amount equal to the excess, if any, of the fair market value of the common shares, upon exercise of the stock option over the stock option price (or, if less, the excess of the amount realized upon disposition over the stock option price). The excess, if any, of the sale price over the fair market value on the date of exercise will be a short-term capital gain. In such case, the Company will be entitled to a deduction, generally in the year of such a disposition, for the amount includible in the optionee's income as compensation. The optionee's basis in the common shares acquired upon exercise of an ISO is equal to the stock option price paid, plus any amount includible in his or her income as a result of a disqualifying disposition.

Non-Qualified Stock Options

A NQSO results in no taxable income to the optionee or deduction to the Company at the time it is granted. An optionee exercising such a stock option will, at that time, realize taxable compensation in the amount of the difference between the stock option price and the then fair market value of the common shares. Subject to the applicable provisions of the Code, a deduction for federal income tax purposes will be allowable to the Company in the year of exercise in an amount equal to the taxable compensation recognized by the optionee.

The optionee's basis in such common shares is equal to the sum of the stock option price plus the amount includible in his or her income as compensation upon exercise. Any gain (or loss) upon subsequent disposition of the common shares will be a long-term or short-term gain (or loss), depending upon the holding period of the common shares.

If a NQSO is exercised by tendering previously owned common shares of the Company in payment of the stock option price, then, instead of the treatment described above, the following generally will apply: a number of new common shares equal to the number of previously owned common shares tendered will be considered to have been received in a tax-free exchange; the optionee's basis and holding period for such number of new common shares will be equal to the basis and holding period of the previously owned common shares exchanged; the optionee will have compensation income equal to the fair market value on the date of exercise of the number of new common shares received in excess of such number of exchanged common shares; the optionee's basis in such excess shares will be equal to the amount of such compensation income; and the holding period in such common shares will begin on the date of exercise.

Stock Appreciation Rights

Generally, the recipient of a stand-alone or tandem SAR will not recognize taxable income at the time the stand-alone or tandem SAR is granted. If an employee receives the appreciation inherent in either form of SAR in cash, the cash will be taxed as ordinary income to the employee at the time it is received. If an employee receives the appreciation inherent in either form of SARs in common shares, the spread between the then current fair market value of the common shares and the base price will be taxed as ordinary income to the employee at the time it is received. In general, there will be no federal income tax deduction allowed to the Company upon the grant or termination of either form of SAR. However, upon the settlement of either form of SAR, the Company will be entitled to a deduction equal to the amount of ordinary income the recipient is required to recognize as a result of the settlement.

Other Awards

The current United States federal income tax consequences of other Awards authorized under the 2005 Incentive Plan are generally in accordance with the following: (i) the fair market value of restricted stock is generally subject to ordinary income tax at the time the restrictions lapse, unless the recipient elects to accelerate recognition as of the date of grant and (ii) the amount of cash paid (or the fair market value of the common shares issued) to settle restricted stock units and performance units is generally subject to ordinary income tax. In each of the foregoing cases, the Company will generally be entitled to a corresponding federal income tax deduction at the same time the participant recognizes ordinary income.

Section 162(m)

As described above, Awards granted under the 2005 Incentive Plan may qualify as "qualified performance-based compensation" under Section 162(m) in order to preserve federal income tax deductions by the Company with respect to annual compensation required to be taken into account under Section 162(m) that is in excess of $1,000,000 and paid to the CEO and the other Named Executive Officers employed at the end of the fiscal year. To qualify for this exception, stock options and other Awards must be granted under the 2005 Incentive Plan by a committee consisting solely of three or more "outside directors" within the meaning of Section 162(m) and satisfy the 2005 Incentive Plan's limit on the total number of common shares that may be awarded to any one participant during any calendar year. In addition, for Awards other than stock options to qualify as "qualified performance-based compensation," the issuance or vesting of the Award, as the case may be, must be contingent upon satisfying one or more of the performance criteria listed in the 2005 Incentive Plan, as established and certified by a committee consisting solely of three or more "outside directors."

Sections 280G and 4999

Sections 280G and 4999 impose penalties on persons who pay and persons who receive excess parachute payments. A parachute payment is the value of any amount that is paid to "disqualified individuals" (such as officers and highly paid employees of the Company or its subsidiaries) on account of a change in control. An excess parachute payment is a parachute payment that is equal to or greater than 300% of the participant's taxable compensation averaged over the five calendar years ending before the change in control (or over the participant's entire period of service if that period is less than five calendar years). This average is called the "Base Amount."

Some participants in the 2005 Incentive Plan may receive parachute payments in connection with a change in control. If this happens, the value of each participant's parachute payment from the 2005 Incentive Plan must be combined with other parachute payments the same participant is entitled to receive under other agreements or arrangements with the Company or any of its subsidiaries, such as an employment agreement or a change in control agreement. If the combined value of all parachute payments is an excess parachute payment, the participant must pay an excise tax equal to 20% of the value of all parachute payments above 100% of the participant's Base Amount. This tax is due in addition to other federal, state and local income, wage and employment taxes. Also, neither the Company nor any of its subsidiaries would be able to deduct the amount of any participant's excess parachute payment and the $1,000,000 limit on deductible compensation under Section 162(m) would be reduced by the amount of the excess parachute payment.

The 2005 Incentive Plan addresses excess parachute payment penalties. Generally, if a participant in the 2005 Incentive Plan receives an excess parachute payment, the value of the payment is reduced to avoid the excess parachute penalties. However, the 2005 Incentive Plan also states that other means of dealing with these penalties will be applied if required by the terms of another written agreement (whether currently in effect or adopted in future) with the Company or any of its subsidiaries (such as an employment or a change in control agreement). Each of the Named Executive Officers have agreements with the Company that provide that the executive would also receive a payment in the amount necessary to hold them harmless from the effects of Sections 280G and 4999.

Section 409A

Some grants under the 2005 Incentive Plan may be subject to deferred compensation rules imposed under Section 409A. The IRS has not yet fully described the effect of Section 409A but it has issued some initial guidance that suggests that Section 409A will apply to SARs and, depending on their terms, to other types of Awards. The proceeds of any grant that is subject to Section 409A (such as a cash payment made to settle a SAR that is subject to Section 409A) will be subject to a 20% excise tax if those proceeds are distributed before the participant terminates service or before the occurrence of other events specified in Section 409A (such as disability, death or a change in control as defined in Section 409A). Although penalties imposed under Section 409A are imposed on the participant (and not on the Company or any of its subsidiaries), these penalties could reduce the value of grants subject to Section 409A and adversely affect the Company's ability to achieve the 2005 Incentive Plan's purposes.

Because the IRS has not yet issued substantive guidelines, the Company has not been able to reflect the effect of Section 409A in the 2005 Incentive Plan. However, the Company intends that the 2005 Incentive Plan will be administered to avoid (or minimize) the effect of Section 409A and also intends that the 2005 Incentive Plan be amended before December 31, 2005 (after substantive rules have been issued). This will allow the Company to implement the 2005 Incentive Plan's objectives immediately and in a manner that will minimize the effect of Section 409A.

The following is a summary of how Section 409A may apply to various types of Awards granted under the 2005 Incentive Plan:

Stock Options. The Company believes that Section 409A will not apply to ISOs and also will not apply to NQSOs that have an exercise price at least equal to the fair market value of a common share on the date the stock option is granted and do not provide for the deferral of income other than deciding when to exercise the NQSO. However, if a SAR is granted in tandem with a stock option, both the stock option and the tandem SAR may be subject to Section 409A. This would mean that the proceeds from the exercise of the tandem SAR or the value of the common shares acquired by exercising the related stock option would be subject to an additional 20% excise tax if those proceeds are distributed before the employee terminates service. Unless additional guidance from the IRS changes this assessment, the committee will not issue tandem SARs. Also, the 2005 Incentive Plan requires the committee to continue its historical practice of granting stock options with an exercise price at least equal to the fair market value of the common shares subject to the stock option.

SARs. Based on initial guidance issued by the IRS, the Company believes that SARs will be affected by Section 409A. However, the IRS also has provided some permanent and temporary exemptions to this rule. Under these rules, SARs will not be subject to Section 409A if they must be exercised on a date specified when the grant is made or if they may be settled only in common shares. However, there is no exemption for tandem SARs. Unless additional guidance from the IRS changes this assessment, the committee will not issue tandem SARs and will not issue stand-alone SARs that do not qualify for an exemption from Section 409A.

Restricted Stock and Restricted Stock Units. Based on initial guidance from the IRS, the Company believes that Section 409A will not apply to any of these Awards.

Performance Units. Based on initial guidance from the IRS, the Company believes that Section 409A will not apply to any of these Awards.

Performance-based Awards. Based on initial guidance from the IRS, the Company believes that Section 409A will not apply to performance-based Awards issued under the 2005 Incentive Plan.

Section 83(b)

A participant may elect pursuant to Section 83(b) to have income recognized at the date an Award is granted and to have the applicable capital gain holding period commence as of that date. If a participant makes this election, the Company will be entitled to a corresponding tax deduction equal to the value of any restricted stock, restricted stock unit or performance unit affected by this election but will not be entitled to any deduction (either at the time the election is made or when it is exercised) if this election is made with respect to an ISO, a NQSO or SAR.

Deferral of Income

The 2005 Incentive Plan also allows participants to elect to defer any taxable gain associated with an Award. However, this deferral election is available only if it may be made without causing application of Section 409A. If this election is permitted and is made, the participant will not be taxed on any gain associated with an Award until it is distributed and the Company will be entitled to any tax deduction at the same time.

On April 8, 2005, the closing price of the Company's common shares traded on the NYSE was $10.99 per share.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE 2005 INCENTIVE PLAN.

INDEPENDENT AUDITORS

The Company engaged Deloitte & Touche LLP as its independent public accountants to audit its consolidated financial statements for fiscal 2004. Deloitte & Touche LLP has served as the Company's independent auditors since October 1989. The Company's Audit committee annually selects the Company's independent auditors. The Company, in selecting its independent auditors for fiscal 2005, intends to adhere to the laws, regulations and rules concerning auditor independence enacted under the Sarbanes-Oxley Act of 2002, by the SEC, and by the NYSE. Services provided by and fees paid to Deloitte & Touche LLP in fiscal 2004 and fiscal 2003 are described in the Report of the Audit committee.

A representative of Deloitte & Touche LLP will be present at the Annual Meeting to respond to appropriate questions and to make a statement if so desired.

SHAREHOLDER PROPOSALS

Any proposals of shareholders which are intended to be presented at the Company's 2006 Annual Meeting of Shareholders must be received by the Company at its principal executive offices by December 15, 2005, to be eligible for inclusion in next year's Proxy Statement. Such proposals must be submitted in accordance with Rule 14a-8 of the Exchange Act. If a shareholder intends to present a proposal at the 2006 Annual Meeting of Shareholders, but has not sought the inclusion of such a proposal in the Company's 2006 Proxy Statement, such proposal must be received by the Company at its principal executive offices by February 28, 2006, or the Company's management proxies will be entitled to use their discretionary voting authority should such proposal then be raised, without any discussion of the matter in the Company's 2006 Proxy Statement.

ANNUAL REPORT ON FORM 10-K

Shareholders may receive a copy of the Company's fiscal 2004 Annual Report on Form 10-K without charge by writing to: Investor Relations Department, Big Lots, Inc., 300 Phillipi Road, Columbus, Ohio 43228-5311. The Form 10-K may also be accessed on the Company's website at www.biglots.com under the "Investor Relations — Financial Information — SEC Filings" caption.

PROXY SOLICITATION COSTS

This solicitation of proxies is made by and on behalf of the Board. In addition to mailing copies of this Proxy Statement, the accompanying Notice of Annual Meeting of Shareholders, and proxy card to all shareholders of record on the record date, the Company will request brokers and other nominees to forward copies of this material to persons for whom they hold common shares of the Company in order that such common shares may be voted. Solicitation may also be made by the Company's officers and regular employees personally or by telephone. The cost of the solicitation will be borne by the Company. The Company has also retained Georgeson & Company Inc. to aid in the solicitation of proxies for a fee estimated to be $8,000, plus reasonable out-of-pocket expenses.

OTHER MATTERS

As of the date of this Proxy Statement, the Company knows of no business that will be presented for consideration at the Annual Meeting other than referred to in Proposal One and Proposal Two. If any other matter is properly brought before the Annual Meeting for action by shareholders, proxies in the enclosed form returned to the Company will be voted in accordance with the recommendations of the Board.

By order of the Board of Directors,

CHARLES W. HAUBIEL II
Senior Vice President, General Counsel and Corporate Secretary

April 21, 2005
Columbus, Ohio

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BIG LOTS

2005 LONG-TERM INCENTIVE PLAN

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BIG LOTS
2005 LONG-TERM INCENTIVE PLAN

ARTICLE I

ESTABLISHMENT AND PURPOSE

1.1 Establishment. The Big Lots 2005 Long-Term Incentive Plan ("Plan") is hereby established by Big Lots, Inc. ("Company"), effective as of the date it is approved by the Company's shareholders ("Effective Date").

1.2 Purposes. The Plan is intended to promote the Company's long-term financial success and materially increase shareholder value by motivating performance through incentive compensation. The Plan also is intended to encourage Participants to acquire ownership interests in the Company, attract and retain talented associates and enable Participants to participate in the Company's long-term growth and financial success.

ARTICLE II

DEFINITIONS

When used in this Plan, the following terms have the meaning given to them in this section unless another meaning is expressly provided elsewhere in this Plan or required by the plain context in which it is used. When applying the terms defined in this section and other terms used throughout the Plan, the form of any term, phrase or word will, as appropriate, include any and all of its forms.

2.1 "Affiliate" means (1) a "parent" or a "subsidiary" of the Company, as those terms are defined in Code §§424(e) and (f), respectively; and (2) any other entity (other than the Company) regardless of its form that directly or indirectly controls, is controlled by or is under common control with, the Company within the meaning of Code §414(b) but substituting "50 percent" for "80 percent" when determining controlling interest under Code §414(b).

2.2 "Award" means any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit or Performance Unit granted to a Participant under the Plan. At the Committee's discretion, an Award may be granted as a Performance-Based Award.

2.3 "Award Agreement" means any written or electronic agreement granting an Award to a Participant. Each Award Agreement will specify the Grant Date and describe the terms and conditions imposed on the Award.

2.4 "Beneficiary" means any person (or entity), who (or which) has been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the compensation or to exercise the rights that are due or exercisable at the Participant's death. If there is no designated beneficiary, the term means any person or entity entitled by will or the applicable laws of descent and distribution to receive such compensation.

2.5 "Board of Directors" or "Board" means the Company's board of directors.

2.6 "Change in Control" means any one or more of the following events: (1) any person or group [as defined for purposes of Section 13(d) of the Exchange Act] becomes the beneficial owner of, or has the right to acquire (by contract, option, warrant, conversion of convertible securities or otherwise), 20 percent or more of the outstanding equity securities of the Company entitled to vote for the election of directors; (2) a majority of the Board of Directors of the Company then in office is replaced within any period of two years or less by directors not nominated and approved by a majority of the directors in office at the beginning of such period (or their successors so nominated and approved), or a majority of the Board of Directors at any date consists of persons not so nominated and approved; or (3) the shareholders of the Company approve an agreement to merge or consolidate with another corporation or an agreement to sell or otherwise dispose of all or substantially all of the Company's assets (including, without limitation, a plan of liquidation). Provided, however, the other provisions of this Section 2.6 notwithstanding, the term "Change in Control" shall not mean any merger, consolidation, reorganization, or other transaction in which the Company exchanges or offers to exchange newly-issued or treasury Common Shares representing 20 percent or more, but less than 50 percent, of the outstanding equity securities of the Company entitled to vote for the election of directors, for 51 percent or more of the outstanding equity securities entitled to vote for the election of at least the majority of the directors of a corporation other than the Company or an Affiliate (the "Acquired Corporation"), or for all or substantially all of the assets of the Acquired Corporation.

2.7 "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor, along with relevant rules, regulations and authoritative interpretations the Internal Revenue Service issues.

2.8 "Committee" means the Board committee to which the Board assigns the responsibility of administering the Plan. The Committee shall consist of at least three members of the Board, each of whom may serve on the Committee only if the Board determines that he or she (1) is a "Non-employee Director" for purposes of Rule 16b-3 under the Exchange Act, (2) satisfies the requirements of an "outside director" for purposes of Code §162(m) and (3) qualifies as "independent" in accordance with New York Stock Exchange listing standards.

2.9 "Common Shares" means shares of the Company's common shares, $0.01 par value (as such par value may be amended from time to time), whether presently or hereafter issued, and any other stock or security resulting from adjustment thereof as described hereinafter, or the Common Shares of any successor to the Company which is designated for the purpose of the Plan.

2.10 "Covered Employee" means a Participant whose compensation in the year of the expected payment of an Award will be subject to Code §162(m).

2.11 "Disability" means, with respect to ISOs, as that term is defined in Code §22(e)(3), with respect to any Award (other than an ISO) that is not subject to Code §409A, a physical or mental condition that, for more than six consecutive months, renders the Participant incapable, with reasonable accommodation, of performing his or her assigned duties on a full-time basis or, with respect to any Award (that is not an ISO) that is subject to Code §409A, as that term is defined under Code §409A.

2.12 "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

2.13 "Exercise Price" means the price, if any, a Participant must pay to exercise an Award or the amount upon which the value of an Award is based.

2.14 "Fair Market Value" means the volume-weighted average trading price of a Common Share on any date for which it is relevant or, if a relevant date occurs on a day other than a trading day, on the next trading day.

2.15 "Grant Date" means the later of (1) the date the Committee establishes the terms of an Award or (2) the date specified in the Award Agreement. In no event may the Grant Date be earlier than the Effective Date.

2.16 "Incentive Stock Option" or "ISO" means any Option granted under the Plan that is designated as an "incentive stock option" within the meaning of Code §422.

2.17 "Non-Qualified Stock Option" or "NQSO" means an Option granted under the Plan that (1) is not designated as an ISO or (2) an ISO that, for any reason other than exercise, ceased to be an ISO.

2.18 "Option" means a right to purchase Common Shares granted to a Participant in accordance with Article VI. An Option may be either an ISO or NQSO.

2.19 "Option Period" means the period during which an Option may be exercised.

2.20 "Participant" means a person who satisfies the eligibility conditions of Article V and to whom an Award has been granted by the Committee under the Plan.

2.21 "Performance-Based Award" means an Award granted subject to the terms of Article X.

2.22 "Performance Period" means the period (which, with respect to a Covered Employee, may be no shorter than a fiscal quarter of the Company) established by the Committee over which the Committee measures whether or not Performance-Based Awards have been earned.

2.23 "Performance Unit" means a right granted subject to the terms and conditions established by the Committee under Article IX.

2.24 "Restricted Stock" means Common Shares granted subject to the terms and conditions established by the Committee under Section 8.1.

2.25 "Restricted Stock Unit" means an Award granted subject to the terms and conditions established by the Committee under Section 8.2.

2.26 "Restriction Period" means the period over which the Committee measures whether terms and conditions (such as forfeitures) placed on Restricted Stock or Restricted Stock Units have been met.

2.27 "Rule 16b-3" means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, issued by the Securities and Exchange Commission under Section 16 of the Exchange Act or any successor rule.

2.28 "Stock Appreciation Right" or "SAR" means a right granted to a Participant to receive, either in cash (if permitted by rules issued under Code §409A) or Common Shares or a combination thereof (if permitted by rules issued under Code §409A), the appreciation in the value of a Common Share over a certain period of time. SARs are granted under Article VII.

2.29 "Termination of Employment" means the occurrence of any act or event that causes a Participant to cease being an employee of the Company or of any Affiliate, including, without limitation, death, Disability, dismissal, severance at the election of the Participant, or severance as a result of the discontinuance, liquidation, sale, or transfer by the Company or its Affiliates of a business owned or operated by the Company or any Affiliate. With respect to any person who is not an employee of the Company or any Affiliate (such as an eligible consultant as determined in accordance with Article V), the Award Agreement shall establish what act or event shall constitute a Termination of Employment for purposes of the Plan. A Termination of Employment shall occur with respect to an employee who is employed by an Affiliate if the Affiliate shall cease to be an Affiliate and the Participant shall not immediately thereafter become an employee of the Company or an Affiliate.

2.30 "Vesting Acceleration Feature" means a term in an Award Agreement that, upon achievement and certification of performance goals set forth in Section 10.3, causes the lapse of restrictions imposed on Restricted Stock or Restricted Stock Units to accelerate.

ARTICLE III

ADMINISTRATION

3.1 Committee Duties. The Committee is granted all powers appropriate and necessary to administer the Plan. Consistent with the Plan's purpose, the Committee may adopt, amend and rescind rules and regulations relating to the Plan to the extent appropriate to protect the Company's interests and the Plan's purpose and has complete discretion to make all other decisions necessary or advisable for the administration and interpretation of the Plan. Any action by the Committee will be final, binding and conclusive for all purposes and upon all Participants and Beneficiaries. Also, the Committee (or the Board, as appropriate) may revoke or amend the Plan and Award Agreements without any additional consideration to affected Participants, to the extent necessary to avoid penalties under Code §409A, even if that revocation or those amendments reduce, restrict or eliminate rights granted under the Plan or Award Agreement (or both) before the amendments, although the Company or the Committee may (but neither is required to) reimburse an affected Participant for any diminution in the value of an Award associated with any such change.

3.2 Restrictions on Reload/Repricing. Regardless of any other provision of this Plan (1) without the prior approval of the shareholders, neither the Company nor the Committee may reprice or grant any Award in connection with the cancellation of a previously granted Award if the Exercise Price of the later granted Award is less than the Exercise Price of the earlier granted Award and (2) no Participant will be entitled (and no Committee discretion may be exercised to extend to any Participant) an automatic grant of additional Awards in connection with the exercise of an Option or otherwise.

3.3 Committee Actions. The Committee may authorize any one or more of its members or an officer of the Company to execute and deliver documents on behalf of the Committee. The Committee may allocate among one or more of its members, or may delegate to one or more of its agents, such duties and responsibilities as it determines. However, the Committee may not delegate any duties required to be administered by the Committee to comply with Code §162(m) or any applicable law.

3.4 Deferral of Awards. In its discretion, the Committee may permit any Participant to defer recognition of any Award through any means that is acceptable to it and which is consistent with Code §409A.

ARTICLE IV

SHARES SUBJECT TO PLAN

4.1 Number of Shares. Subject to Section 4.7, the total number of Common Shares reserved and available for distribution pursuant to Awards shall be the sum of (1) 1,250,000 newly issued shares, plus (2) any remaining shares available for issuance under the Company's 1996 Performance Incentive Plan on December 30, 2005, plus (3) an additional .75 percent of the total number of issued Common Shares (including treasury shares) as of the start of each of the Company's fiscal years (currently comprised of a 52/53-week period which ends on the Saturday nearest to January 31) that the Plan is in effect (including shares exchanged when exercising Options). Such shares may consist, in whole or in part, of authorized and unissued shares or shares acquired from a third party. In any event, the total of Awards under this Plan, the 1996 Performance Incentive Plan, the Big Lots, Inc. Executive Stock Option and Stock Appreciation Rights Plan and the Director Stock Option Plan shall not exceed 15 percent of the total Common Shares issued and outstanding (including treasury shares) as of any date.

4.2 Unfulfilled Awards. Any Common Shares subject to an Award that, for any reason, is forfeited, cancelled, terminated or relinquished may again be the subject of an Award. Notwithstanding the foregoing, the following shares shall not become available again for issuance as an Award: (1) Common Shares tendered by Participants as full or partial payment to the Company upon exercise of Awards granted under this Plan; (2) Common Shares reserved for issuance upon grant of SARs, to the extent the number of reserved shares exceeds the number of shares actually issued upon exercise of the SARs, and (3) Common Shares withheld by, or otherwise remitted to, the Company to meet the obligations described in Section 13.4.

4.3 Restrictions on Common Shares. Common Shares issued upon exercise of an Award shall be subject to the terms and conditions specified herein and to such other term and conditions as the Committee, in its discretion, may determine or provide in the Award Agreement. The Company shall not be required to issue or deliver any certificates for Common Shares, cash or other property prior to (1) the completion of any registration or qualification of such shares under federal, state or other law or any ruling or regulation of any government body which the Committee determines to be necessary or advisable; and (2) the satisfaction of any applicable withholding obligation in order for the Company or an Affiliate to obtain a deduction or discharge its legal obligation with respect to the exercise of an Award. The Company may cause any certificate (or other representation of title) for any Common Shares to be delivered to be properly marked with a legend or other notation reflecting any limitations on transfer of such Common Shares as provided in this Plan or as the Committee may otherwise require. The Committee may require any person exercising an Award to make such representations and furnish such information as the Committee may consider appropriate in connection with the issuance or delivery of the Common Shares in compliance with applicable law or otherwise.

4.4 Restrictions on Full Value Awards. The maximum aggregate number of shares of Restricted Stock, Restricted Stock Units and Performance Units that may be issued under this Plan shall not exceed 33⅓ percent of all awards granted pursuant to this Plan.

4.5 ISO Restriction. The maximum aggregate number of shares that may be granted under this Plan through the exercise of ISOs shall be five million (5,000,000).

4.6 Shareholder Rights. Except as expressly provided in the Plan or Award Agreement, no Participant will have any rights as a shareholder with respect to Common Shares subject to an Award until, after proper transfer of the Common Shares subject to the Award or other action required, the shares have been recorded on the Company's official shareholder records as having been issued and transferred. Upon grant of Restricted Stock, or exercise of an Option or a SAR, or payment of any other Award or any portion thereof to be made in Common Shares, the Company will have a reasonable period (but not more than 2½ months after the exercise or settlement date) in which to issue and transfer the shares, and the Participant will not be treated as a shareholder for any purpose whatsoever prior to such issuance and transfer, except as provided in the Plan or Award Agreement. Unless specifically provided in the Plan or Award Agreement, no adjustment shall be made for cash dividends or other rights for which the record date is prior to the date such shares are recorded as issued and transferred in the Company's official shareholder records.

4.7 Effect of Certain Changes. In the event of any Company share dividend, share split, combination or exchange of Common Shares, recapitalization or other change in the capital structure of the Company, corporate separation, or division of the Company (including, but not limited to, a split-up, spin-off, split-off or distribution to Company shareholders other than a normal cash dividend), reorganization, rights offering, a partial or complete liquidation, or any other corporate transaction, Company securities offering, or event involving the Company and having an effect similar to any of the foregoing, the Committee may make appropriate adjustments or substitutions as described below in this section. The adjustments or substitutions may relate to the number of Common Shares available for Awards under the Plan, the number of Common Shares covered by outstanding Awards, the exercise price per share of outstanding Awards and any other characteristics or terms of the Awards as the Committee may deem necessary or appropriate to reflect equitably the effects of such changes to the Participants.

ARTICLE V

ELIGIBILITY

5.1 Eligibility. In the Committee's discretion, any salaried employee, consultant or advisor to the Company or its Affiliates (other than a member of the Board who also is not a salaried employee) may be a Participant, provided such eligibility would not jeopardize the Plan's compliance with Rule 16b-3 under the Exchange Act or any successor rule. For purposes of this Plan, a consultant or advisor shall be eligible only if bona fide services are being rendered pursuant to a valid written agreement between the consultant or advisor and the Company, and the services rendered are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities. However, and unless otherwise permitted under Code §409A, no Award subject to Code §409A may be granted to any person who is performing services for an entity that is not an affiliate of the Company within the meaning of Code §§414(b) and (c).

5.2 Conditions of Participation. By accepting an Award, each Participant agrees in his or her own behalf and in behalf of his or here Beneficiaries (1) to be bound by the terms of the Award Agreement and the Plan and (2) that the Committee (or the Board) may amend the Plan and the Award Agreement without any additional consideration to the extent necessary to avoid penalties arising under Code §409A, even if those amendments reduce, restrict or eliminate rights or Awards granted under the Plan or an Award Agreement (or both) before those amendments, although the Company or the Committee may (but neither is required to) reimburse an affected Participant or Beneficiary for any diminution in the value of an Award associated with any such change.

ARTICLE VI

OPTIONS

6.1 Grant of Options. Except as provided in Section 4.5, the Committee may grant Options at any time during the term of this Plan. However:

(1) No Option intended to be an ISO may be granted more than seven years after the earlier of the date the Board adopts the Plan or the date the Plan is approved by the Company's shareholders.

(2) Only a person who is a common-law employee of the Company, or an Affiliate on the Grant Date, may be granted an ISO. Any Option that is not designated as an ISO or which does not qualify as an ISO will be a NQSO.

6.2 Terms and Conditions. Options shall be subject to the terms and conditions specified in the Award Agreement, including:

(1) Exercise Price. The Exercise Price shall not be less than (a) 100 percent of Fair Market Value on the Grant Date or (b) 110 percent of Fair Market Value on the Grant Date in the case of an ISO granted to an individual (a "10 percent Owner") who owns or who is deemed to own shares possessing more than 10 percent of the combined voting power of all classes of shares of the Company or any Affiliate.

(2) Option Period. The Option Period of each Option will be specified in the Award Agreement, provided that no Option shall be exercisable fewer than six months after the Grant Date or more than ten years after the Grant Date (five years in the case of an ISO granted to a 10 percent Owner).

(3) Exercisability. Subject to Article X, an Option shall be exercisable under terms specified in the Award Agreement, although an Option (which is not a substitution under section 13.9) shall not permit more than one-third of any Common Shares thereunder to be purchased before each of the first three anniversary dates after its Grant Date. The Committee may provide in the Award Agreement for an accelerated exercise of all or part of an Option upon specified events or conditions, including one or more of the performance goals listed in Section 10.3. Also, the Committee may accelerate the exercisability of all or part of any Option at any time. The aggregate Fair Market Value (determined at the Grant Date) of the Common Shares subject to ISOs that are exercisable by a Participant for the first time during any calendar year shall not exceed $100,000, calculated under Code §422.

(4) Method of Exercise. Subject to the provisions of this Article VI and the Award Agreement, a Participant may exercise Options, in whole or in part, during the Option Period by giving written notice of exercise on a form provided by the Committee specifying the number of whole Common Shares subject to the Option to be purchased. Such notice must be accompanied by payment of the Exercise Price by cash or certified check or other form of payment acceptable to the Committee at the time of exercise, including (a) delivering Common Shares already owned by the Participant (for any minimum period required by the Committee) having a total Fair Market Value on the date of delivery equal to the Exercise Price; (b) the delivery of cash by a broker-dealer as a "cashless" exercise, provided this method of payment may not be used by an executive officer of the Company to the extent it would violate applicable provisions of the Sarbanes-Oxley Act of 2002; (c) withholding by the Company of Common Shares subject to the Option having a total Fair Market Value as of the date of exercise equal to the Exercise Price; or (d) any combination of the foregoing.

6.3 Effect of Termination of Employment. Unless otherwise specifically provided in an Award Agreement or determined by the Committee, any exercisable Options held by a Participant who Terminates Employment (1) because of death or Disability may be exercised until the earlier of one year after Termination of Employment or the expiration date specified in the Award Agreement or (2) for any reason other than death or Disability may be exercised until the earlier of 90 days after Termination of Employment or the expiration date specified in the Award Agreement.

6.4 Notice of Disposition of Common Shares Prior to the Expiration of Specified ISO Holding Periods. The Committee may require that a Participant exercising an ISO give a written representation, satisfactory in form and substance, upon which the Company may rely, that the Participant will report to the Company any disposition of Common Shares acquired through exercise of an ISO before expiration of the holding periods specified by Code §422(a)(1).

ARTICLE VII

STOCK APPRECIATION RIGHTS

7.1 Grant of SARs. The Committee may grant SARs at any time during the term of this Plan, either alone or in tandem with other Awards. If all the terms and conditions specified in the Award Agreement are met, the Participant may exercise the SAR and receive Common Shares under the procedures described in this section.

7.2 Terms and Conditions. SARs shall be subject to the terms and conditions specified in the Award Agreement, including:

(1) Exercise Price. The Exercise Price may not be less than 100 percent of Fair Market Value on the Grant Date.

(2) Period and Exercise. The Award Agreement will specify the period over which a SAR may be exercised and the terms and conditions that must be met before it may be exercised, although (i) a SAR Award Agreement (which is not a substitution under section 13.9) shall not permit more than one-third of SARs granted thereunder to be exercised before each of the first three anniversary dates after its Grant Date and (ii) a SAR Award Agreement may not permit the SAR Award to be exercisable for more than ten years after its Grant Date. The Committee may provide in the Award Agreement for an accelerated exercise of all or part of a SAR upon specified events or conditions, including one or more of the performance goals listed in Section 10.3. Also, the Committee may accelerate the exercisability of all or part of any SAR. A Participant may exercise a SAR giving written notice of exercise on a form acceptable to the Committee specifying the portion of the SAR being exercised.

(3) Settlement. When a SAR is exercised, the Participant shall be entitled to receive a number of Common Shares (or, if permitted by rules issued under Code §409A, cash or, if permitted by rules issued under Code §409A, a combination of cash or Common Shares) equal to the excess of Fair Market Value on the date of exercise over the Exercise Price multiplied by the number of SARs being settled and divided by the Fair Market Value of one Common Share on the date of exercise. Also, and unless permitted by rules issued under Code §409A, neither the Company nor an Affiliate may repurchase the Common Shares delivered in settlement of a SAR or enter into an arrangement that has a similar effect.

7.3 Effect of Termination of Employment. Unless otherwise specifically provided in an Award Agreement or determined by the Committee, any exercisable SARs held by a Participant who Terminates Employment (1) because of death or Disability may be exercised until the earlier of one year after Termination of Employment or until the expiration date specified in the Award Agreement or (2) for any reason other than death or Disability, may be exercised the earlier of 90 days after Termination of Employment or the expiration date specified in the Award Agreement.

ARTICLE VIII

RESTRICTED STOCK/RESTRICTED STOCK UNITS

8.1 Restricted Stock. Except as provided in Section 4.4, the Committee may grant Restricted Stock at any time during the term of this Plan.

(1) Restricted Stock Grant, Awards and Certificates. Each Participant receiving a Restricted Stock Award shall be issued a certificate (or other representation of title) in respect of such Restricted Stock. That certificate shall be registered in the name of such Participant and shall bear an appropriate legend describing the terms, conditions and restrictions applicable to such Award as determined by the Committee. The Committee, in its discretion, may distribute the certificate to the Participant or require that the certificate be held in escrow by the Company until the Restriction Period lapses and, as a condition of receiving any Restricted Stock Award, the Participant delivers a share power, endorsed in blank, relating to the Common Shares underlying the Restricted Stock Award.

(2) Terms and Conditions. Restricted Stock shall be subject to such terms and conditions as specified in the Award Agreement, including:

(a) Restrictions. The Award Agreement will specify the Restriction Period and the terms and conditions that must be met if the Restricted Stock is to be earned. These may include an acceleration of the Restriction Period based on one or more of the performance goals listed in Section 10.3. The Committee also may impose more than one Restriction Period affecting simultaneously granted Restricted Stock Awards; provided however, that (except in the case of Restricted Stock subject to Section 10.1 or Restricted Stock substituted under section 13.9) the

Restriction Period (1) affecting no more than one-third of such Restricted Stock, may not lapse earlier than one year after the Grant Date, (2) affecting no more than one-half of the remaining Restricted Stock may not lapse earlier than two years after the Grant Date and (3) affecting the remaining Restricted Stock may not lapse earlier than three years after the Grant Date.

(b) Rights. Except as provided in Section 13.7 during the Restriction Period, a Participant receiving a Restricted Stock Award will have, with respect to the Restricted Stock, all of the rights of a shareholder of the Company holding the class of Common Shares that is the subject of the Restricted Stock, including, if applicable, the right to vote the shares and the right to receive any cash dividends. However, any dividends paid on Restricted Stock held in escrow also will be held in escrow and either will be paid to the Participant or forfeited at the end of the Restriction Period, depending on whether the Restricted Stock on which they were paid is earned or forfeited. Also, any stock dividends will be subject to the same restrictions that affect the Restricted Stock with respect to which the dividend was paid. Dividends paid out of escrow will be treated as remuneration for employment unless an election has been made under Section 13.17.

(c) Forfeiture. Unless otherwise specifically provided in the Award Agreement, all Restricted Stock will be forfeited if the Participant Terminates Employment before the end of the Restriction Period or if applicable terms and conditions have not been met at the end of the Restriction Period. If forfeited Restricted Stock was held in escrow during the Restriction Period, it will be released from escrow. If forfeited Restricted Stock was issued to the Participant, the share certificates will be returned and cancelled.

(d) Settlement. If all terms and conditions imposed on the Restricted Stock Award are met, unlegended certificates (or other representation of title) for such Common Shares shall be delivered to the Participant.

(e) Price. The Committee may require a Participant to pay a stipulated purchase price for each share of Restricted Stock.

8.2 Restricted Stock Units. Except as provided in Section 4.4, the Committee may grant Restricted Stock Units at any time during the term of this Plan. Restricted Stock Units shall be subject to the terms and conditions specified in the Award Agreement, including:

(1) Restrictions. The Award Agreement will specify the Restriction Period and the terms and conditions that must be met if the Restricted Stock Units are to be earned. These may include an acceleration of the Restriction Period based on one or more of the performance goals listed in Section 10.3. The Committee also may impose more than one Restriction Period affecting simultaneously granted Restricted Stock Units Award; provided however, that (except in the case of Restricted Stock Units subject to Section 10.1 or substituted under section 13.9) the Restriction Period (1) affecting no more than one-third of such Restricted Stock Units, may not lapse earlier than one year after the Grant Date, (2) affecting no more than one-half of the remaining Restricted Stock Units may not lapse earlier than two years after the Grant Date and (3) affecting the remaining Restricted Stock Units may not lapse earlier than three years after the Grant Date.

(2) Rights. During the Restriction Period, a Participant receiving a Restricted Stock Unit Award will not have, with respect to the Restricted Stock Unit, any of the rights of a shareholder of the Company.

(3) Forfeiture. Unless otherwise specifically provided in the Award Agreement, all Restricted Stock Units will be forfeited if the Participant Terminates Employment before the end of the Restriction Period or if applicable terms and conditions have not been met at the end of the Restriction Period.

(4) Settlement. On the day when all terms and conditions imposed on the Restricted Stock Unit Award and specified in the Award Agreement have been met at the end of the Restriction Period, the Committee, in its discretion, will issue (as soon as practicable) unlegended certificates (or other representation of title) for Common Shares equal to the number of Restricted Stock Units to be settled, redeem the Restricted Stock Units for cash equal to the Fair Market Value (as of the last day of the Restriction Period) of the Restricted Stock Units being settled or deliver any combination of unlegended certificates or cash to the Participant having an aggregate value equal to the Restricted Stock Units being settled.

ARTICLE IX

PERFORMANCE UNITS

9.1 Grant of Performance Units. Except as provided in Section 4.4, the Committee may grant Performance Units at any time during the term of the Plan.

9.2 Terms and Conditions. The Committee may, in its discretion, grant Performance Units to Participants. Performance Units may be subject to any terms and conditions, including vesting, that the Committee specifies in the Award Agreement and to the terms of the Plan, although a Performance Unit Award Agreement (other than one executed under section 13.9 or subject to section 10.1) shall not permit more than one-third of the Performance Units granted thereunder to vest before each of the first three anniversary dates after its Grant Date . Performance Units may constitute Performance-Based Awards, as described in Article X. The Award Agreement will state the form in which the Performance Unit is to be settled and when the Performance Unit will be settled. Common Shares issued through a Performance Unit Award may be issued with or without payment by the Participant as required by applicable law or any other consideration specified by the Committee.

9.3 Settling Performance Units. One Common Share will be issued for each Performance Unit to be settled unless the Award Agreement provides for settlement in cash or partially in cash and partially in Common Shares. If all or part of any Performance Unit Award is to be settled in cash, the amount distributed will be the Fair Market Value (as of the settlement date specified in the Award Agreement) of the number of Common Shares that otherwise would have been distributed to settle the Performance Unit.

9.4 Forfeiture. Unless otherwise specifically provided in the Award Agreement, all Performance Units will be forfeited if the Participant Terminates Employment before meeting all applicable terms and conditions.

ARTICLE X

PERFORMANCE-BASED AWARDS

10.1 Grant of Performance-Based Awards. Any Award may be granted in a form that qualifies as "performance based compensation" as defined under Code §162(m). As determined by the Committee, in its sole discretion, either the granting or vesting of Performance-Based Awards will be based on achieving one or more (or any combination of) performance objectives derived from the criteria listed below over the Performance Period established by the Committee. However, a particular Performance-Based Award Agreement shall not permit (1) the exercisability of a Performance-Based Option or Performance-Based SAR before the first anniversary date after its Grant Date, (2) the lapse of the Restriction Period in the case of a Restricted Stock Award or Restricted Stock Unit Award before the first anniversary date after its Grant Date, or (3) the vesting of a Performance-Based Performance Unit before the first anniversary date after its Grant Date.

10.2 Establishing Objectives. With respect to Performance-Based Awards, the Committee will establish in writing the performance objectives to be applied and the Performance Period (which may not be shorter than 12 fiscal periods (which may consist of a four or five week period) of the Company except for the inaugural Performance Period in the case of an employee who first becomes a Participant after the beginning of a fiscal year of the Company) over which their achievement will be measured, the method for computing the value of the Award that may be earned if (and to the extent that) those performance objectives are met and the Participants or class of Participants to which the performance objectives apply. Performance objectives will be established in writing no later than 90 days after the beginning of the applicable Performance Period (but in no event after 25 percent of the Performance Period has elapsed).

10.3 Performance Goals. Performance criteria imposed on Performance-Based Awards will be derived using the accounting principles generally accepted in the United States of America and will be reported or appear in the Company's periodic filings with the Securities Exchange Commission (including Forms 10-Q and 10-K) or the Company's annual report to shareholders and will be derived from one or more (or any combination of one or more) of the following:

(1) Income (Loss) per common share from continuing operations; or

(2) Income (Loss) per common share from income; or

(3) Operating profit (loss), Operating income (loss), or Income (Loss) from operations (as the case may be); or

(4) Income (Loss) from continuing operations before unusual or infrequent items; or

(5) Income (Loss) from continuing operations; or

(6) Income (Loss) from continuing operations before income taxes; or

(7) Income (Loss) from continuing operations before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be); or

(8) Income (Loss) before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be); or

(9) Net income (loss); or

(10) Income (Loss) before other comprehensive income (loss); or

(11) Comprehensive income (loss); or

(12) Income (Loss) before interest and income taxes (sometimes referred to as "EBIT"); or

(13) Income (Loss) before interest, income taxes, depreciation and amortization (sometimes referred to as "EBITDA"); or

(14) Any other objective and specific income (loss) category or non-GAAP financial measure that appears as a line item in the Company's periodic filings with the Securities and Exchange Commission or the annual report to shareholders; or

(15) Any of items (3) through (14) on a weighted average common shares outstanding basis; or

(16) Any of items (1) through (14) on a diluted basis as defined in the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 128 including authoritative interpretations or amendments thereof which may be issued from time to time as long as such interpretations or amendments are utilized on the consolidated statements of operations or statement of operations, as applicable, or in the notes to the consolidated financial statements; or

(17) Common stock price; or

(18) Total shareholder return expressed on a dollar or percentage basis as is customarily disclosed in the proxy statement accompanying the notice of annual meetings of shareholders; or

(19) Percentage increase in comparable store sales; or

(20) Gross profit (loss) or gross margin (loss) (as the case may be); or

(21) Economic value added; or

(22) Any of items (1) through (21) with respect to any subsidiary, Affiliate, business unit, business group, business venture or legal entity, including any combination thereof, or controlled directly or indirectly by the Company whether or not such information is included in the Company's annual report to shareholders, proxy statement or notice of annual meeting of shareholders; or

(23) Any of items (1) through (21) above may be determined before or after a minority interest's share as designated by the Committee; or

(24) Any of items (1) through (21) above with respect to the period of service to which the performance goal relates whether or not such information is included in the Company's periodic filings, annual report to shareholders, proxy statement or notice of annual meetings of shareholders; or

(25) Total shareholder return ranking position meaning the relative placement of the Company's total shareholder return [as determined in (18) above] compared to those publicly held companies in the Company's peer group as established by the Committee prior to the beginning of a vesting period or such later date as permitted under the Code. The peer group shall be comprised of not less than eight and not more than sixteen companies, including the Company.

(26) With respect to items (1), (2), (15) and (16) above, other terminology may be used for "income (loss) per common share" (such as "Basic EPS," "earnings per common share," "diluted EPS," or "earnings per common share-assuming dilution") as contemplated by SFAS No. 128, as amended, revised or superseded;

The Committee in its sole discretion, in setting the performance goals in the time prescribed in Section 10.2 may provide for the making of equitable adjustments (including the income tax effects attributable thereto), singularly or in combination, to the goals/targets in recognition of unusual or non-recurring events or transactions for the following qualifying objective items:

(27) Asset impairments as described in SFAS No. 144, as amended, revised or superseded; or

(28) Costs associated with exit or disposal activities as described by SFAS No. 146, as amended, revised or superseded; or

(29) Amortization costs associated with the acquisition of goodwill or other intangible assets, as described by SFAS No. 142, as amended, revised or superseded; or

(30) Merger integration costs; or

(31) Merger transaction costs; or

(32) Any profit or loss attributable to the business operations of a reportable segment as described by SFAS No. 131 as amended, revised or superseded; or

(33) Any profit or loss attributable to a reportable segment as described by SFAS No. 131, as amended, revised or superseded or an entity or entities acquired during the period of service to which the performance goal relates; or

(34) Tax settlements; or

(35) Any extraordinary item, event or transaction as described in Accounting Principles Board Opinion ("APB") No. 30, as amended, revised or superseded; or

(36) Any unusual in nature, or infrequent in occurrence items, events or transactions (that are not "extraordinary" items) as described in APB No. 30, as amended, revised or superseded; or

(37) Any other non-recurring items or other non-GAAP financial measures (not otherwise listed); or

(38) Any change in accounting as described in APB No. 20, as amended, revised or superseded; or

(39) Unrealized gains or losses on investments in debt and equity securities as described in SFAS No. 115, as amended, revised or superseded; or

(40) Any gain or loss recognized as a result of derivative instrument transactions or other hedging activities as described in SFAS No. 133, as amended, revised or superseded; or

(41) Stock-based compensation charges as described in SFAS No. 123, as amended, revised or superseded; or

(42) Any gain or loss as reported as a component of other comprehensive income as described in SFAS No. 130, as amended, revised or superseded; or

(43) Any gain or loss as a result of a direct or indirect guarantee, as described in FASB Interpretations ("FIN") No. 45, as amended, revised or superseded; or

(44) Any gain or loss as the result of the consolidation of a variable interest entity as described in FIN No. 46, as amended, revised or superseded; or

(45) Any gain or loss as a result of litigation or lawsuit settlement (including class action lawsuits); or

(46) Any charges associated with the early retirement of debt obligations.

10.4 Certification of Performance Goals. Any Award intended to qualify as "performance based compensation" as defined under Code §162(m) shall not be paid until the Committee certifies in writing that the performance goals and any other material terms were in fact satisfied. In the manner required by Code §162(m), the Committee shall, promptly after the date on which the necessary financial and other information for a particular Performance Period becomes available, certify the extent to which performance goals have been achieved with respect to any Award intended to qualify as "performance-based compensation" under Code §162(m). In addition, the Committee may, in its discretion, reduce or eliminate the amount of any Award payable to any Participant, based on such factors as the Committee may deem relevant.

10.5 Limitation on Awards. The following limits, which are subject to automatic adjustment under Section 4.7, will apply to Performance-Based Awards:

(1) In no event may the number of Restricted Stock shares awarded to any Covered Employee for any fiscal year exceed 2,000,000 Common Shares.

(2) During any three consecutive calendar-year period, the maximum number of Common Shares for which Options and SARs, in the aggregate, may be granted to any Covered Employee may not exceed 3,000,000 Common Shares. If an Option is cancelled, the cancelled Option continues to be counted against the maximum number of shares for which Options may be granted to the Covered Employee under the Plan.

(3) For Performance Unit Awards that are intended to be "performance-based compensation" [as that term is used in Code §162(m)], no more than $6,000,000 may be subject to such Awards granted to any Covered Employee during any three consecutive calendar-year period.

ARTICLE XI

CHANGE IN CONTROL PROVISIONS

11.1 Impact of Event. Notwithstanding any other provision of the Plan to the contrary and unless otherwise specifically provided in an Award Agreement, in the event of a Change in Control:

(1) Any Options and SARs outstanding as of the date of such Change in Control and not then exercisable shall become fully exercisable to the full extent of the original grant;

(2) All remaining Restriction Periods shall be accelerated and any remaining restrictions applicable to any Restricted Stock Awards shall lapse and such Restricted Stock shall become free of all restrictions and become fully vested and transferable to the full extent of the original grant;

(3) All remaining Restriction Periods shall be accelerated and any remaining restrictions applicable to any Restricted Stock Unit shall lapse and such Restricted Stock Unit shall become free of all restrictions and become fully vested and transferable to the full extent of the original grant (i.e., the Restriction Period shall lapse); and

(4) Any performance goal or other condition with respect to any Performance Units shall be deemed to have been satisfied in full, and the Common Shares or cash subject to such Award shall be fully distributable.

11.2 Effect of Code §280G. Except as otherwise provided in the Award Agreement or any other written agreement between the Participant and the Company or any Affiliate in effect on the date of the Change in Control, if the sum (or value) due under Section 11.1 that are characterizable as parachute payments, when combined with other parachute payments attributable to the same Change in Control, constitute "excess parachute payments" as defined in Code §280G(b)(1), the entity responsible for making those payments or its successor or successors (collectively, "Payor") will reduce the Participant's benefits under this Plan by the smaller of (1) the value of the sum or the value of the payments due under Section 11.1 or (2) the amount necessary to ensure that the Participant's total "parachute payment" as defined in Code §280G(b)(2)(A) under this and all other agreements will be $1.00 less than the amount that would generate an excise tax under Code §4999. If the reduction described in the preceding sentence applies, within 10 business days of the effective date of the event generating the payments, the Payor will apprise the Participant of the amount of the reduction ("Notice of Reduction"). Within 10 business days of receiving that information, the Participant may specify how (and against which benefit or payment source, including benefits and payment sources other than this Agreement) the reduction is to be applied ("Notice of Allocation"). The Payor will be required to implement these directions within 10 business days of receiving the Notice of Allocation. If the Payor has not received a Notice of Allocation from the Participant within 10 business days of the date of the Notice of Reduction or if the allocation provided in the Notice of Allocation is not sufficient to fully implement the reduction described in this section, the Payor will apply the reduction described in this section proportionately based on the amounts otherwise payable under Section 11.1 or, if a Notice of Allocation has been returned that does not sufficiently implement the reduction described in this section, on the basis of the reductions specified in the Notice of Allocation.

ARTICLE XII

PROVISIONS APPLICABLE TO COMMON SHARES ACQUIRED UNDER THIS PLAN

Except to the extent required by applicable securities laws, none of the Company, an Affiliate or the Committee shall have any duty or obligation to affirmatively disclose material information to a record or beneficial holder of Common Shares or an Award, and such holder shall have no right to be advised of any material information regarding the Company or any Affiliate at any time prior to, upon or in connection with receipt or the exercise or distribution of an Award. The Company makes no representation or warranty as to the future value of the Common Shares that may be issued or acquired under of the Plan.

ARTICLE XIII

MISCELLANEOUS

13.1 Amendment, Alteration and Termination. The Board may amend, alter or terminate the Plan at any time, but no amendment, alteration or termination shall be made which would impair the rights of a Participant under an Award theretofore granted without the Participant's consent. Notwithstanding the immediately preceding sentence, an amendment may be made to (1) cause the Plan to comply with applicable law (including, but not limited to, any changes needed to comply with Code §409A), (2) permit the Company, or an Affiliate a tax deduction under applicable law, or (3) avoid an expense charge to the Company or an Affiliate. The Committee may amend, alter or terminate any Award Agreement prospectively or retroactively, on the same conditions and limits (and exceptions to limitations) that apply to the Board and further subject to any approval or limitations the Board may impose and any amendment to the terms of an Award Agreement which has the effect of accelerating the exercisability (with respect to any Option or SAR Award), causing the remaining restrictions to lapse (in the case of Restricted Stock or Restricted Stock Unit Awards), or satisfying any performance goal or other condition (with respect to any Performance Unit Award) may only be made after, in Committee's sole discretion, an extraordinary, unusual or nonrecurring event has occurred. Notwithstanding the foregoing, any material amendments to the Plan or any Award Agreement shall require shareholder approval to the extent required by the rules of the New York Stock Exchange or other national securities exchange or market that regulates the securities of the Company.

13.2 Unfunded Status of Plan. It is intended that the Plan be an "unfunded" plan for incentive compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Shares or make payments; provided, however, that, unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

13.3 No Additional Obligation. Nothing contained in the Plan shall prevent the Company or an Affiliate from adopting other or additional compensation or benefit arrangements for its employees.

13.4 Withholding. As soon as practicable after the date as of which the amount first becomes includible in the gross income of the Participant (but no later than the last business day of the calendar quarter during which the amount first becomes includible in gross income), the Participant shall pay to the Company or an Affiliate (or other entity identified by the Committee), or make arrangements satisfactory to the Company or other entity identified by the Committee regarding the payment of any federal, state, or local taxes of any kind (including any employment taxes) required by law to be withheld with respect to such income. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the Participant. Subject to approval by the Committee, a Participant may elect to have such tax withholding obligation satisfied, in whole or in part, by (1) authorizing the Company to withhold from the Common Shares to be issued pursuant to any Award a number of Common Shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the required statutory minimum (but no more than such required minimum) with respect to the Company's withholding obligation or (2) transferring to the Company Common Shares owned by the Participant with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the required statutory minimum (but no more than such required minimum) with respect to the Company's withholding obligation.

13.5 Controlling Law. The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of Ohio (other than its law respecting choice of laws). The Plan shall be construed to comply with all applicable law and to avoid liability (other than a liability expressly assumed under the Plan or an Award Agreement) to the Company, an Affiliate or a Participant. In the event of litigation arising in connection with actions under the Plan, the parties to such litigation shall submit to the jurisdiction of courts located in Franklin County, Ohio or to the federal district court that encompasses that county.

13.6 Offset. Any amounts owed to the Company or an Affiliate by the Participant of whatever nature may be offset by the Company from the value of any Award to be transferred to the Participant, and no Common Shares, cash or other thing of value under this Plan or an Award Agreement shall be transferred unless and until all disputes between the Company and the Participant have been fully and finally resolved and the Participant has waived all claims to such against the Company or an Affiliate. However, no waiver of any liability (or the right to apply the offset described in this section) may be inferred because the Company pays an Award to a Participant with an outstanding liability owed to the Company or an Affiliate.

13.7 Nontransferability; Beneficiaries. No Award or Common Shares subject to an Award shall be assignable or transferable by the Participant otherwise than by will or the laws of descent and distribution or pursuant to a beneficiary designation, and Awards shall be exercisable during the Participant's lifetime only by the Participant (or by the Participant's legal representatives in the event of the Participant's incapacity). Each Participant may designate a Beneficiary to exercise any Option or SAR or receive any Award held by the Participant at the time of the Participant's death or to be assigned any other Award outstanding at the time of the Participant's death. No Award or Common Shares subject to an Award shall be subject to the debts of a Participant or Beneficiary or subject to attachment or execution or process in any court action or proceeding unless otherwise provided in this Plan. If a deceased Participant has named no Beneficiary, any Award held by the Participant at the time of death shall be transferred as provided in his or her will or by the applicable laws of descent and distribution. Except in the case of the Participant's incapacity, only the Participant may exercise an Option or SAR.

13.8 No Rights with Respect to Continuance of Employment. Nothing contained herein shall be deemed to alter the relationship between the Company or an Affiliate and a Participant, or the contractual relationship between a Participant and the Company or an Affiliate if there is a written contract regarding such relationship. Nothing contained herein shall be construed to constitute a contract of employment between the Company or an Affiliate and a Participant. The Company or an Affiliate and each of the Participants continue to have the right to terminate the employment or service relationship at any time for any reason, except as provided in a written contract. The Company or an Affiliate shall have no obligation to retain the Participant in its employ or service as a result of this Plan. There shall be no inference as to the length of employment or service hereby, and the Company or an Affiliate reserves the same rights to terminate the Participant's employment or service as existed prior to the individual becoming a Participant in this Plan.

13.9 Awards in Substitution for Awards Granted by Other Corporations. Awards may be granted under the Plan from time to time in substitution for awards held by employees, directors or service providers of other corporations who are about to become officers or employees of the Company or an Affiliate (and will be eligible to be Participants) as the result of a transaction described in Code §424. The terms and conditions of the Awards so granted may vary from the terms and conditions set forth in this Plan at the time of such grant as the majority of the members of the Committee may deem appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted and to ensure that the requirements imposed under Code §§409A and 424 are met.

13.10 Delivery of Stock Certificates. To the extent the Company uses certificates to represent Common Shares, certificates to be delivered to Participants under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have placed such certificates in the United States mail, addressed to the Participant, at the Participant's last known address on file with the Company. Any reference in this section or elsewhere in the Plan or an Award Agreement to actual stock certificates and/or the delivery of actual stock certificates shall be deemed satisfied by the electronic record-keeping and electronic delivery of Common Shares or other mechanism then utilized by the Company and its agents for reflecting ownership of such Common Shares.

13.11 Indemnification. To the maximum extent permitted under the Company's Articles of Incorporation and Code of Regulations, each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (1) any loss, cost, liability or expense (including attorneys' fees) that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under this Plan or any Award Agreement, and (2) from any and all amounts paid by him or her in settlement thereof, with the Company's prior written approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit or proceeding against him or her; provided, however, that he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or Code of Regulations, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

13.12 No Fractional Shares. No fractional Common Shares shall be issued or delivered under the Plan or any Award granted hereunder, provided that the Committee, in its sole discretion, may round fractional shares down to the nearest whole share or settle fractional shares in cash.

13.13 Severability. If any provision of this Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not effect any other provision hereof, and this Plan shall be construed as if such invalid or unenforceable provision were omitted.

13.14 Successors and Assigns. This Plan shall inure to the benefit of and be binding upon each successor and assign of the Company. All obligations imposed upon a Participant, and all rights granted to the Company hereunder, shall be binding upon the Participant's heirs, legal representatives and successors.

13.15 Entire Agreement. Except as expressly provided otherwise, this Plan and any Award Agreement constitute the entire agreement with respect to the subject matter hereof and thereof, provided that in the event of any inconsistency between the Plan and any Award Agreement, the terms and conditions of this Plan shall control.

13.16 Term. No Award shall be granted under the Plan after May 16, 2012.

13.17 Application of Section 83(b). At the Committee's discretion, any Participant may make an early inclusion election under Code §83(b) but only by complying with procedures developed by the Committee and rules issued under Code §83(b).

13.18 Headings. The headings of the Articles and their subparts contained in this Plan are for the convenience of reading and reference purposes only and shall not affect the meaning, interpretation or be meant to be of substantive significance of this Plan.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 29, 2005

Commission file number 1-8897

BIG LOTS, INC.

(Exact name of registrant as specified in its charter)

Ohio	**06-1119097**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
300 Phillipi Road, P.O. Box 28512, Columbus, Ohio	**43228-5311**
(Address of principal executive offices)	(Zip Code)

(614) 278-6800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares $.01 par value	*New York Stock Exchange*

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the Common Shares held by non-affiliates of the Registrant (assuming for these purposes that all executive officers and directors are "affiliates" of the Registrant) was $1,369,048,272 on July 31, 2004 (based on the closing price of the Registrant's Common Shares on that date as reported on the New York Stock Exchange).

The number of Registrant's Common Shares outstanding as of April 8, 2005 was 113,561,441.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement for its 2005 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

BIG LOTS, INC.
FORM 10-K
FOR THE FISCAL YEAR ENDED JANUARY 29, 2005

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	3
Item 2.	Properties	8
Item 3.	Legal Proceedings	9
Item 4.	Submission of Matters to a Vote of Security Holders	9
	Supplementary Item — Executive Officers of the Registrant	9
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities	11
Item 6.	Selected Financial Data	12
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	13
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	32
Item 8.	Financial Statements and Supplementary Data	33
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	70
Item 9A.	Controls and Procedures	70
Item 9B.	Other Information	71
	PART III	
Item 10.	Directors and Executive Officers of the Registrant	71
Item 11.	Executive Compensation	71
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters	71
Item 13.	Certain Relationships and Related Transactions	71
Item 14.	Principal Accounting Fees and Services	71
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	73
	Signatures	77

PART I

ITEM 1. BUSINESS

The Company

On May 15, 2001, Consolidated Stores Corporation, a Delaware corporation ("Consolidated (Delaware)"), was merged (the "Merger") with and into Big Lots, Inc., an Ohio corporation and a wholly owned subsidiary of Consolidated (Delaware). Big Lots, Inc. was formed in 2001 as a vehicle to effect the change of the state of incorporation of Consolidated (Delaware) from Delaware to Ohio through the Merger.

Each common share, par value $0.01 per share, of Consolidated (Delaware) was converted into one common share, par value $0.01 per share, of Big Lots, Inc. automatically as a result of the Merger. By virtue of the Merger, Big Lots, Inc. succeeded to all the business, properties, assets, and liabilities of Consolidated (Delaware). Pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Big Lots, Inc. common shares are deemed to be registered under the Exchange Act.

Big Lots, Inc. manages its business on the basis of one segment: broadline closeout retailing. Its principal executive offices are located at 300 Phillipi Road, Columbus, Ohio 43228, and its telephone number is (614) 278-6800. All references herein to the "Company" are to Big Lots, Inc. and its subsidiaries. All of the Company's operations were located within the United States of America at January 29, 2005, and January 31, 2004.

The Company is the nation's largest broadline closeout retailer. At January 29, 2005, the Company operated a total of 1,502 stores in 46 states with 1,459 stores under the name Big Lots and 43 stores under the name Big Lots Furniture. The Company's goal is to build upon its leadership position in broadline closeout retailing by expanding its market presence in both new and existing markets. The Company's Web site is located at www.biglots.com. Wholesale operations are conducted through Big Lots Wholesale, Consolidated International, and Wisconsin Toy, with online sales at www.biglotswholesale.com. The contents of the Company's Web sites are not part of this report.

Associates

At January 29, 2005, the Company had 46,241 active associates comprised of 18,623 full-time and 27,618 part-time associates. Temporary associates hired during the fall and winter holiday selling season increased the number of associates to a peak of 51,740 in fiscal year 2004. Approximately 60% of the associates employed throughout the year are employed on a part-time basis. The relationship with the associates is considered to be good and the Company is not a party to any labor agreements.

Closeout Retailing

Closeout retailers provide a service to manufacturers by purchasing excess product that generally results from production overruns, packaging changes, discontinued products, or returns. As a result of the lower purchase cost, closeout retailers can generally offer most merchandise at prices lower than those offered by traditional retailers.

Retail Operations

The following table compares the number of stores in operation at the beginning and end of each of the prior five fiscal years:

	Fiscal Year				
	2004	2003	2002	2001	2000 (1)
Stores open at the beginning of the fiscal year....	1,430	1,380	1,335	1,290	1,230
Stores opened during the fiscal year	103	86	87	78	83
Stores closed during the fiscal year	(31)	(36)	(42)	(33)	(23)
Stores open at the end of the fiscal year	1,502	1,430	1,380	1,335	1,290

(1) Fiscal year 2000 is exclusive of the KB Toys business which the Company divested pursuant to a Stock Purchase Agreement dated December 7, 2000, between Big Lots Stores, Inc. and KB Acquisition Corp.

The Company's stores are known for their wide assortment of closeout merchandise. Certain core categories of merchandise, such as consumables, hardlines, and toys, are carried on a continual basis, although the specific brand-names offered may change frequently. The Company's stores also offer a small but consistent line of basic items, which the Company believes strengthens its role as a dependable, one-stop shop for everyday needs. In addition, the stores feature seasonal items for every major holiday, as well as a wide assortment of merchandise for the home, including furniture, home décor, and domestics.

The following table details the store locations at January 29, 2005:

Alabama	35	Maine	3	Ohio	138
Arizona	31	Maryland	12	Oklahoma	22
Arkansas	11	Massachusetts	14	Oregon	11
California	190	Michigan	50	Pennsylvania	60
Colorado	22	Minnesota	9	South Carolina	28
Connecticut	7	Mississippi	16	Tennessee	48
Delaware	2	Missouri	27	Texas	113
Florida	112	Montana	2	Utah	13
Georgia	63	Nebraska	4	Virginia	43
Idaho	6	Nevada	13	Vermont	2
Illinois	46	New Hampshire	7	Washington	18
Indiana	54	New Jersey	9	West Virginia	24
Iowa	10	New Mexico	12	Wisconsin	21
Kansas	12	New York	47	Wyoming	2
Kentucky	44	North Carolina	59	**Total stores**	**1,502**
Louisiana	27	North Dakota	3	**Number of states**	**46**

A large number of stores operate profitably in relative close proximity. For example, 553 of the total 1,502 stores operate in four states: California, Ohio, Texas, and Florida. The Company believes substantial opportunities exist to increase the store base in new and existing markets.

Wholesale Operations

The Company also sells wholesale merchandise which is generally obtained through the same or shared opportunistic purchases as the retail operations. Marketing of wholesale merchandise is conducted primarily at trade shows, by mailings to past and potential customers, and through the Company's wholesale Web site at www.biglotswholesale.com. Wholesale customers include a wide and varied range of major national and regional retailers, as well as smaller retailers, distributors, liquidators, and wholesalers.

Wholesale sales are recognized in accordance with the shipping terms agreed upon on the purchase order. The shipping terms on wholesale sales are generally free on board ("FOB") origin where title and risk of loss pass to the buyer when the merchandise leaves the Company's distribution facility. However, when the shipping terms are FOB destination, recognition of sales revenue is delayed until completion of delivery to the designated location.

Purchasing

An integral part of the Company's business is the sourcing and purchasing of quality brand-name merchandise directly from manufacturers and other vendors typically at prices substantially below those paid by traditional retailers. The Company believes that it has built strong relationships with many brand-name manufacturers and has capitalized on its purchasing power in the closeout marketplace to source merchandise that provides exceptional value to its customers. The Company has the ability to source and purchase significant quantities of a manufacturer's closeout merchandise in specific product categories and to control distribution in accordance with vendor instructions, thus providing a high level of service and convenience to these manufacturers. In August 2004, Big Lots Capital, Inc., a wholly owned subsidiary, was established with its primary role to source merchandise outside of the Company's customary brand-name closeout sourcing channels. These expanded sourcing channels are expected to include bankruptcies, liquidations, and insurance claims. The Company supplements its traditional brand-name closeout purchases with various direct import and domestically sourced merchandise items in categories such as furniture, home décor, and seasonal. The Company expects that the unpredictability of the retail and manufacturing environment coupled with its dominant purchasing power position will continue to enhance its ability to source quality closeout merchandise at competitive prices.

The Company has a buying team with extensive closeout purchasing experience, which the Company believes has enabled it to develop successful long-term relationships with many of the largest and most recognized manufacturers in the United States. The Company believes that, as a result of these relationships and its experience and reputation in the closeout industry, many manufacturers offer inventory opportunities to the Company prior to attempting to dispose of their merchandise through other channels.

The Company's merchandise is purchased from domestic and foreign suppliers that provide the Company with multiple sources for each product category. In fiscal year 2004, the Company's top ten vendors accounted for 12.4% of total purchases (at cost) with no single vendor accounting for more than 1.8% of the aggregate.

The Company purchases approximately 30% of its product directly from overseas suppliers, of which approximately 25% is purchased from manufacturers located in China. Additionally, a significant amount of its domestically purchased merchandise is also manufactured abroad. As a result, a significant portion of the Company's merchandise supply is subject to certain risks including increased import duties and more restrictive quotas, loss of "most favored nation" trading status, currency fluctuations, work stoppages, transportation delays, economic uncertainties including inflation, foreign government regulations, political unrest, natural disasters, war, terrorism, and trade restrictions, including retaliation by the United States against foreign practices. While the Company believes that alternative domestic and foreign sources could supply merchandise to the Company, an interruption or delay in supply from the Company's foreign sources, or the imposition of additional duties, taxes, or other charges on these imports, could have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

Warehouse and Distribution

An important aspect of the Company's purchasing strategy involves its ability to warehouse and distribute merchandise quickly and efficiently. The Company positions its distribution facilities to enable quick turn of time-sensitive product while attempting to minimize transportation costs and miles from distribution facilities to stores. The majority of the merchandise sold by the Company is received and processed for retail sale, as necessary, and distributed to the retail locations from Company-operated warehouse and distribution facilities.

After substantially completing the construction of a closeout distribution center in Durant, Oklahoma (the "Durant DC") in fiscal year 2003, the Company began shipping merchandise to stores from this facility in April 2004 and is currently servicing 132 stores from this facility. The re-engineering of the Company's Columbus, Ohio closeout distribution center (the "Columbus DC") is expected to improve both productivity and reliability and be completed in fiscal year 2005.

In an effort to expand the Company's furniture presence in the western regions of the country, the Company opened a furniture distribution facility in Redlands, California (the "Redlands DC") in fiscal year 2004. The Company began shipping merchandise from this facility in September 2004 to approximately 300 stores.

For a further discussion of the warehouse and distribution facilities, refer to the Warehouse and Distribution section under Item 2 in this Annual Report on Form 10-K.

Advertising and Promotion

The Company's advertising and promotion program in fiscal year 2004 was designed to continue to build awareness of the Big Lots® brand and highlight the broad range of quality, brand-name merchandise available at closeout prices, which the Company believes provides customers a unique shopping experience, as well as value. The Company uses a variety of marketing approaches through television and print to promote its stores and grand openings to the public. These approaches may vary by market and by season.

In the interest of expanding the customer base and increasing the Company's overall level of top-of-mind brand awareness, national television advertising began in March 2003, featuring 25 weeks of coverage with all stores in all markets benefiting from television advertising for the first time in the Company's history. Prior to fiscal year 2003, the Company focused on local or spot television advertising that eventually reached a high of 850 stores, or approximately two-thirds of the total store base, with television advertising coverage. In fiscal year 2004, the Company launched a new series of nine 30-second national television advertising commercials covering all stores in all markets.

For fiscal year 2005, the Company expects television advertising to be consistent with fiscal year 2004. Nine new commercials are planned to continue to leverage the Company's single brand and to increase consumer brand awareness. Fiscal year 2005 television costs as a percent of total net sales are expected to remain relatively flat to fiscal year 2004.

The marketing program also utilizes printed advertising circulars in all markets. In fiscal year 2004, the Company distributed approximately 41 million multi-page circulars per week for 25 weeks. The method of distribution included a combination of newspaper insertions and direct mail. These circulars were designed by the Company and were distributed regionally to take advantage of market differences caused by product availability, climate, and customer preferences. Each circular generally featured 35 to 50 products. In fiscal year 2005, the Company expects to distribute circulars 24 weeks of the year. In addition, store promotions, including window signs, pre-recorded periodic loudspeaker announcements, and in-store signage emphasize special bargains and significant values offered to customers.

Over the past five fiscal years, total advertising expense as a percentage of total net sales has ranged from 2.3% to 2.7%. In fiscal year 2004, including costs related to national television advertising, advertising expense as a percentage of total net sales was 2.3%.

The Company utilizes trademarks, service marks, and other intangible assets in its retail operations. This intellectual property is generally owned by an intellectual property protection subsidiary that is wholly owned and is included in the consolidated results of the Company. The Company considers its intellectual property to be among its most valuable assets and, where applicable, has registered or has applications pending with the United States Patent and Trademark Office. The Company believes that having distinctive intellectual property is an important factor in identifying the Company and distinguishing it from others.

Seasonality

The Company has historically experienced, and expects to continue to experience, seasonal fluctuations, with a larger percentage of its net sales and operating profit being realized in the fourth fiscal quarter. In addition, the Company's quarterly results can be affected by the timing of new store openings and store closings, the amount of sales contributed by new and existing stores, as well as the timing of television and circular advertising, and the timing of certain holidays. The Company purchases substantial amounts of inventory in the third fiscal quarter and incurs higher shipping costs and higher payroll costs in anticipation of the increased sales activity during the fourth fiscal quarter.

The seasonality of the Company's business also influences the Company's demand for seasonal borrowings. The Company historically has drawn upon its credit facilities to fund seasonal working capital needs and has substantially repaid these seasonal borrowings during the fourth fiscal quarter. Due to the termination in fiscal year

2004 of the $204.0 million in senior notes privately placed in fiscal year 2001 (the "Senior Notes"), the Company expects that it will maintain borrowings under its $500.0 million unsecured credit facility entered into in fiscal year 2004 (the "2004 Credit Agreement") throughout fiscal year 2005. Given the seasonality of the Company's business, the amount of borrowings under the 2004 Credit Agreement may fluctuate materially depending on various factors, including the time of the year and the Company's need to acquire merchandise inventory.

Competitive Conditions

All aspects of the retailing industry are highly competitive. The Company competes with discount stores (such as Wal-Mart® and Target®), dollar stores, deep discount drugstore chains, arts and crafts retailers, and other value-oriented retailers. Certain of the Company's competitors have greater financial, distribution, marketing, and other resources than the Company.

The Company relies on buying opportunities from both existing and new sources, for which it competes with other retailers and wholesalers. The Company believes its longstanding relationships with suppliers competitively positions it to seek new sources to maintain an adequate and continuing supply of quality closeout merchandise at competitive prices.

Available Information

The Company makes available, free of charge, through its Web site (www.biglots.com) under the "Investor Relations — Financial Information — SEC Filings" caption, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after the Company files such material with, or furnishes it to, the Securities and Exchange Commission (the "SEC").

In this Annual Report on Form 10-K, the Company incorporates by reference certain information from parts of its Proxy Statement for its 2005 Annual Meeting of Shareholders (the "2005 Proxy Statement"). The SEC allows the Company to disclose important information by referring to it in this manner.

On or about April 25, 2005, the 2005 Proxy Statement will be set forth on the Company's Web site (www.biglots.com) under the "Investor Relations — Financial Information — SEC Filings" caption.

Information relating to corporate governance of the Company, including: Corporate Governance Standards; charters of the Board's Audit, Nominating and Compensation, and Corporate Governance Committees; the Company's Code of Business Conduct and Ethics; the Company's Code of Ethics for Financial Professionals; the Chief Executive Officer and Chief Financial Officer certifications related to the Company's SEC filings; the means by which shareholders may communicate with the Company's Board; and transactions in the Company's securities by its directors and executive officers may be found on the Company's Web site (www.biglots.com) under the "Investor Relations — Governance" caption. The Company's Code of Business Conduct and Ethics is applicable to all of the Company's associates, including the directors, the principal executive officer, the principal financial officer, and the principal accounting officer. The Company's Code of Ethics for Financial Professionals for its Chief Executive Officer and all other Senior Financial Officers (as that term is defined therein), contains provisions specifically applicable to the individuals serving in those positions. The Company intends to post amendments to or waivers from its Code of Business Conduct and Ethics (to the extent applicable to the Company's directors and executive officers) and to the Code of Ethics for Financial Professionals at this location on its Web site. The Company will provide any of the foregoing information without charge upon written request to the Company's Corporate Secretary. The contents of the Company's Web sites are not part of this report.

ITEM 2. PROPERTIES

Retail Operations

The Company's stores are located in the United States, predominantly in strip shopping centers. Approximately 98% of stores range in size from 10,000 to 50,000 gross square feet with an average store size of approximately 28,600 gross square feet, of which an average of 20,600 square feet is selling square feet. The average cost to open a new store in a leased facility during fiscal year 2004 was approximately $900,000, including inventory.

With the exception of 53 owned store sites, all stores are leased. Store leases generally provide for fixed monthly rental payments plus the payment, in most cases, of real estate taxes, common area maintenance ("CAM"), and property insurance. In some locations, the leases provide formulas requiring the payment of a percentage of sales as additional rent. Such payments are generally only required when sales exceed a specified level. The typical lease is for an initial term of five to ten years with multiple five-year renewal options. Approximately 60 store leases have sales termination clauses which can result in the Company exiting a location at its option if certain sales volume results are not achieved as indicated in the agreed upon lease conditions.

Store lease expirations, exclusive of month-to-month leases and owned locations, at January 29, 2005, were as follows:

Fiscal Year:	
2005	200
2006	256
2007	227
2008	236
2009	244
Thereafter	326
Total	1,489

Warehouse and Distribution

At January 29, 2005, the Company operated warehouse and distribution facilities strategically placed across the United States totaling 10,183,300 square feet. The Company's primary warehouse and distribution facilities are owned and located in Ohio, California, Alabama, Oklahoma, and Pennsylvania. The facilities utilize advanced warehouse management technology, which enables high accuracy and efficient product processing from vendors to the retail stores. The combined output of the Company's facilities is approximately 2.6 million cartons per week.

The number of owned and leased warehouse and distribution facilities and the corresponding square footage of the facilities by state at January 29, 2005, were as follows:

				Square Footage		
State	Owned	Leased	Total	Owned	Leased	Total
				(Square footage in thousands)		
Ohio	2	2	4	3,559	731	4,290
California	1	1	2	1,423	467	1,890
Alabama	1	—	1	1,411	—	1,411
Oklahoma	1	—	1	1,297	—	1,297
Pennsylvania	1	—	1	1,295	—	1,295
Total	6	3	9	8,985	1,198	10,183

Construction of the Durant DC was substantially completed in late fiscal year 2003. The Durant DC began receiving merchandise in January 2004 and began shipping merchandise in April 2004. This facility is expected to allow the Company's current distribution infrastructure to support up to 1,750 stores, which represents the total of the Company's current fleet of stores and approximately the next four years of anticipated net new store growth.

In an effort to further expand its sales in the furniture category nationally, on April 26, 2004, the Company entered into a lease for the Redlands DC in order to support the Company's growth of furniture in the western regions of the country. With the final elimination of hanging apparel, a limited furniture merchandise offering was introduced in approximately 300 stores primarily located on the West Coast where store size tends to be smaller than the Company's average store size and selling square footage is at a premium. The Redlands DC is currently supporting the furniture distribution to the majority of these 300 stores and has the capacity to support up to 500 stores.

Additionally, the Company owns perishable merchandise stored in and distributed from third party warehouses. As necessary, the Company leases additional temporary warehouse space throughout the year to support its warehousing and distribution requirements.

ITEM 3. LEGAL PROCEEDINGS

No response is required under Item 103 of Regulation S-K. For a discussion of certain litigated matters, refer to Note 3 (KB Toys Matters) and Note 5 (Commitments and Contingencies) to the Consolidated Financial Statements in this Annual Report on Form 10-K.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal year 2004.

EXECUTIVE OFFICERS OF THE REGISTRANT

The Company's executive officers at January 29, 2005, were as follows:

Name	Age	Current Office	Executive Since
Michael J. Potter	43	Chairman, Chief Executive Officer and President	1991
John C. Martin	54	Executive Vice President, Merchandising	2003
Donald A. Mierzwa	54	Executive Vice President, Store Operations	1998
Brad A. Waite	47	Executive Vice President, Human Resources, Loss Prevention, Real Estate and Risk Management	1998
Joe R. Cooper	47	Senior Vice President and Chief Financial Officer	2000
Charles W. Haubiel II	39	Senior Vice President, General Counsel and Corporate Secretary	1999
Kent A.W. Larsson	60	Senior Vice President, Marketing	1998
Anita C. Elliott	40	Vice President, Controller	2001
Timothy A. Johnson	37	Vice President, Strategic Planning and Investor Relations	2004

Michael J. Potter was promoted to Chief Executive Officer and President in June 2000. Mr. Potter was appointed Chairman of the Board of Directors in August 2000. Mr. Potter joined the Company in 1991 as Vice President and Controller and was later promoted to Senior Vice President and Chief Financial Officer. In 1998, he was promoted to Executive Vice President and assumed the additional responsibilities for Distribution and Information Services.

John C. Martin is responsible for the Company's merchandising, merchandise planning, and allocation. Prior to joining the Company in 2003, Mr. Martin was the President of Garden Ridge, an arts and crafts retailer, and previously served as President and Chief Operating Officer of Michaels Stores, an arts and crafts retailer, and President, Retail Stores Division of OfficeMax.

Donald A. Mierzwa is responsible for the Company's store operations, including store standards, customer service, personnel development, and program implementation and execution. Mr. Mierzwa has been with the Company since 1989 and has served as Executive Vice President of Store Operations since 1999.

Brad A. Waite is responsible for human resources, loss prevention, real estate, risk management, and administrative services. Mr. Waite joined the Company in 1988 as Director of Employee Relations and held various Human Resource management and senior management positions prior to his promotion to Executive Vice President in July 2000.

Joe R. Cooper is responsible for the Company's finance functions. He oversees treasury, tax and investor relations, as well as the reporting, planning and control functions of the business. Mr. Cooper joined the Company as Vice President, Strategic Planning and Investor Relations in May 2000. In July 2000, he assumed responsibility for the treasury department and was appointed Vice President, Treasurer. Prior to joining the Company, Mr. Cooper held various financial and accounting positions with Bath & Body Works, a specialty retailer, KinderCare Learning Centers, Inc., The Limited, Inc., and KPMG Peat Marwick LLP.

Charles W. Haubiel II is responsible for the Company's legal affairs. He was promoted to Senior Vice President, General Counsel, and Corporate Secretary in November 2004. Mr. Haubiel joined the Company in 1997 as Senior Staff Counsel and was promoted to Director, Corporate Counsel, and Assistant Secretary in 1999 and to Vice President, General Counsel, and Corporate Secretary in 2000. Prior to joining the Company, Mr. Haubiel practiced law with the law firm of Vorys, Sater, Seymour and Pease LLP.

Kent A.W. Larsson is responsible for marketing, merchandise presentation, sales promotion, and public relations. Mr. Larsson joined the Company in 1988 as Vice President, Sales Promotion and held various senior management positions in merchandising and marketing prior to his current position.

Anita C. Elliott is responsible for internal and external financial reporting and accounting operations including payroll, accounts payable and inventory control. She joined the Company as Vice President, Controller in May 2001. Prior to joining the Company, Ms. Elliott served as Controller for Jitney-Jungle Stores of America, Inc., a grocery retailer. She also practiced public accounting for twelve years, a portion of which was with Ernst & Young LLP.

Timothy A. Johnson is responsible for the Company's strategic planning and investor relations functions. He was promoted to Vice President, Strategic Planning and Investor Relations in February 2004. He joined the Company in 2000 as Director of Strategic Planning. Prior to joining the Company, Mr. Johnson held various financial and accounting positions with Structure, a clothing retailer, and Coopers & Lybrand LLP.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "BLI". The following table reflects the high and low sales prices per common share as reported on the NYSE composite tape for the fiscal periods indicated:

	Fiscal Year			
	2004		2003	
	High	Low	High	Low
First Quarter	$15.61	$13.42	$13.07	$ 9.92
Second Quarter	15.62	12.22	16.24	11.52
Third Quarter	13.27	11.05	18.39	14.13
Fourth Quarter	13.26	10.62	15.25	12.89

The Company has followed a policy of reinvesting available cash in the business and historically has not paid dividends. Currently, no change in this policy is under consideration by the Board of Directors. The payment of cash dividends in the future will be determined by the Board of Directors taking into account business conditions then existing, including the Company's earnings, financial requirements and condition, opportunities for reinvesting cash, and other factors.

In May 2004, the Company's Board of Directors authorized the repurchase of up to $75.0 million of the Company's common shares. Pursuant to this authorization, the Company purchased 5.4 million common shares having an aggregate cost of $75.0 million with an average price paid per share of $13.82. All such repurchases were made by the Company prior to the fourth quarter of fiscal year 2004. The repurchased common shares were placed into treasury and are expected to be used for general corporate purposes including the issuance of shares for employee benefits, the exercise of stock options, and the issuance of restricted shares.

As of March 25, 2005, there were 1,312 registered holders of record of the Company's common shares.

ITEM 6. SELECTED FINANCIAL DATA

The following statements of operations and balance sheet data have been derived from the Company's Consolidated Financial Statements and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related Notes included herein.

	Fiscal Year [(a)(b)]				
	2004	2003 (Restated)	2002 (Restated)	2001 (Restated)	2000 [(c)(d)] (Restated)
(In thousands, except per share amounts and store counts)					
Net sales	$4,375,072	$4,174,383	$3,868,550	$3,433,321	$3,277,088
Cost of sales	2,597,635	2,428,024	2,236,633	2,092,183	1,891,345
Gross profit	1,777,437	1,746,359	1,631,917	1,341,138	1,385,743
Selling and administrative expenses	1,605,673	1,523,913	1,400,986	1,297,710	1,136,981
Depreciation expense	104,239	93,703	85,690	71,950	64,455
Operating profit (loss)	67,525	128,743	145,241	(28,522)	184,307
Interest expense	24,845	16,443	20,954	20,489	23,557
Interest income	(618)	(1,061)	(843)	(287)	(610)
Income (loss) from continuing operations before income taxes	43,298	113,361	125,130	(48,724)	161,360
Income tax expense (benefit)	12,887	23,421	49,397	(19,262)	63,759
Income (loss) from continuing operations	30,411	89,940	75,733	(29,462)	97,601
(Loss) income from discontinued operations	(6,648)	(9,720)	—	8,480	(478,976)
Net income (loss)	$ 23,763	$ 80,220	$ 75,733	$ (20,982)	$ (381,375)
Income (loss) per common share — basic:					
Continuing operations	$ 0.27	$ 0.77	$ 0.65	$ (0.25)	$ 0.88
Discontinued operations	(0.06)	(0.08)	—	0.07	(4.30)
	$ 0.21	$ 0.69	$ 0.65	$ (0.18)	$ (3.42)
Income (loss) per common share — diluted:					
Continuing operations	$ 0.27	$ 0.77	$ 0.65	$ (0.25)	$ 0.87
Discontinued operations	(0.06)	(0.09)	—	0.07	(4.26)
	$ 0.21	$ 0.68	$ 0.65	$ (0.18)	$ (3.39)
Weighted-average common shares outstanding:					
Basic	114,281	116,757	115,865	113,660	111,432
Diluted	114,801	117,253	116,707	113,660	112,414
Balance sheet data:					
Total assets	$1,733,584	$1,800,543	$1,655,571	$1,470,281	$1,527,873
Working capital	622,269	718,620	654,626	555,719	696,828
Long-term obligations	159,200	204,000	204,000	204,000	268,000
Shareholders' equity	$1,075,490	$1,108,779	$1,020,088	$ 922,533	$ 923,560
Store data:					
Total gross square footage	42,975	40,040	37,882	35,528	33,595
Total selling square footage	30,943	29,019	27,593	26,020	24,641
Stores opened during the fiscal year	103	86	87	78	83
Stores closed during the fiscal year	(31)	(36)	(42)	(33)	(23)
Stores open at end of the fiscal year	1,502	1,430	1,380	1,335	1,290

(a) References throughout this document to fiscal years 2004, 2003, 2002, 2001, and 2000 refer to the fiscal years ended January 29, 2005; January 31, 2004; February 1, 2003; February 2, 2002; and February 3, 2001, respectively.

(b) For information relating to the restatement, refer to Note 2 (Restatement of Previously Issued Consolidated Financial Statements) to the Consolidated Financial Statements in this Annual Report on Form 10-K.

(c) The fiscal year ended February 3, 2001, is comprised of 53 weeks.

(d) Exclusive of the KB Toys business which the Company divested pursuant to a Stock Purchase Agreement dated as of December 7, 2000.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Concerning Forward-Looking Statements for Purposes of "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statements. The Company wishes to take advantage of the "safe harbor" provisions of the Act.

This report, as well as other verbal or written statements or reports made by or on the behalf of the Company, may contain or may incorporate material by reference which includes forward-looking statements within the meaning of the Act. By their nature, all forward-looking statements involve risks and uncertainties. Statements, other than those based on historical facts, which address activities, events, or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, future earnings, store openings and new market entries, anticipated inventory turn, and other similar matters, as well as statements expressing optimism or pessimism about future operating results or events, are forward-looking statements, which are based upon a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. The words "believe," "anticipate," "project," "plan," "expect," "estimate," "objective," "forecast," "goal," "intend," and similar expressions generally identify forward-looking statements. The forward-looking statements are and will be based upon management's then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Although the Company believes the expectations expressed in forward-looking statements are based on reasonable assumptions within the bounds of its knowledge of its business, actual events and results may materially differ from anticipated results described in such statements.

The Company's ability to achieve the results contemplated by forward-looking statements is subject to a number of factors, any one, or a combination, of which could materially affect the Company's business, financial condition, results of operations, or liquidity. These factors may include, but are not limited to:

- the Company's ability to source and purchase merchandise on favorable terms;
- interruptions and delays in merchandise supply from the Company's and its vendors' foreign and domestic sources;
- risks associated with purchasing, directly or indirectly, merchandise from foreign sources, including increased import duties and taxes, imposition of more restrictive quotas, loss of "most favored nation" trading status, currency fluctuations, work stoppages, transportation delays, foreign government regulations, political unrest, natural disasters, war, terrorism, and trade restrictions, including retaliation by the United States against foreign practices;
- the ability to attract new customers and retain existing customers;
- the Company's ability to establish effective advertising, marketing, and promotional programs;
- economic and weather conditions which affect buying patterns of the Company's customers;
- changes in consumer spending and consumer debt levels;
- the Company's ability to anticipate buying patterns and implement appropriate inventory strategies;
- continued availability of capital and financing on favorable terms;
- competitive pressures and pricing pressures, including competition from other retailers;
- the Company's ability to comply with the terms of its credit facilities (or obtain waivers for noncompliance);

- significant interest rate fluctuations and changes in the Company's credit rating;
- the creditworthiness of the purchaser of the Company's former KB Toys business;
- the Company's indemnification and guarantee obligations with respect to approximately 390 KB Toys store leases and other real property leases, some or all of which may be rejected or materially modified in connection with the pending KB Toys bankruptcy proceedings, as well as other potential costs arising out of the KB Toys bankruptcy;
- litigation risks and changes in laws and regulations, including changes in accounting standards, the interpretation and application of accounting standards, and tax laws;
- transportation and distribution delays or interruptions that adversely impact the Company's ability to receive and/or distribute inventory;
- the impact on transportation costs from the driver hours of service regulations adopted by the Federal Motor Carriers Safety Administration that became effective in January 2004;
- the effect of fuel price fluctuations on the Company's transportation costs and customer purchases;
- interruptions in suppliers' businesses;
- the Company's ability to achieve cost efficiencies and other benefits from various operational initiatives and technological enhancements;
- the costs, interruptions, and problems associated with the implementation of, or failure to implement, new or upgraded systems and technology;
- the effect of international freight rates and domestic transportation costs on the Company's profitability;
- delays and costs associated with building, opening, and modifying the Company's distribution centers;
- the Company's ability to secure suitable new store locations under favorable lease terms;
- the Company's ability to successfully enter new markets;
- delays associated with constructing, opening, and operating new stores;
- the Company's ability to attract and retain suitable employees; and
- other risks described from time to time in the Company's filings with the SEC, in its press releases, and in other communications.

The foregoing list is not exhaustive. There can be no assurances that the Company has correctly and completely identified, assessed, and accounted for all factors that do or may affect its business, financial condition, results of operations, and liquidity. Additional risks not presently known to the Company or that it believes to be immaterial also may adversely impact the Company. Should any risks or uncertainties develop into actual events, these developments could have material adverse effects on the Company's business, financial condition, results of operations, and liquidity. Consequently, all of the forward-looking statements are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by the Company will be realized or that they will have the expected effects on the Company or its business or operations.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events. Readers are advised, however, to consult any further disclosures the Company may make on related subjects in its public announcements and SEC filings.

Overview

The discussion and analysis presented below should be read in conjunction with the Consolidated Financial Statements and related Notes included elsewhere herein.

Business Operations

The Company is the nation's largest broadline closeout retailer. At January 29, 2005, the Company operated a total of 1,502 stores in 46 states with 1,459 stores under the name Big Lots and 43 stores under the name Big Lots Furniture. The Company's goal is to build upon its leadership position in broadline closeout retailing by expanding its market presence in both existing and new markets. The Company believes that the combination of its strengths make it a low-cost value retailer well positioned for continued growth. The Company's Web site is located at www.biglots.com. Wholesale operations are conducted through Big Lots Wholesale, Consolidated International, Wisconsin Toy, with online sales at www.biglotswholesale.com. The contents of the Company's Web sites are not part of this report.

The following table compares components of the Consolidated Statements of Operations of the Company as a percentage of net sales:

	Fiscal Year		
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of sales	59.4	58.2	57.8
Gross profit	40.6	41.8	42.2
Selling and administrative expenses	36.7	36.5	36.2
Depreciation expense	2.4	2.2	2.2
Operating profit	1.5	3.1	3.8
Interest expense	0.5	0.4	0.5
Interest income	(0.0)	(0.0)	(0.0)
Income from continuing operations before income taxes	1.0	2.7	3.3
Income tax expense	0.3	0.6	1.3
Income from continuing operations	0.7	2.1	2.0
Loss from discontinued operations	(0.2)	(0.2)	0.0
Net income	0.5%	1.9%	2.0%

The Company has historically experienced, and expects to continue to experience, seasonal fluctuations, with a larger percentage of its net sales and operating profit being realized in the fourth fiscal quarter. In addition, the Company's quarterly results can be affected by the timing of new store openings and store closings, the amount of sales contributed by new and existing stores, the timing of television and circular advertising, and the timing of certain holidays. The Company purchases substantial amounts of inventory and incurs higher shipping costs and higher payroll costs in the third fiscal quarter in anticipation of the increased sales activity during the fourth fiscal quarter.

The following table sets forth the seasonality of net sales and operating profit by fiscal quarter:

	First	Second	Third	Fourth
Fiscal Year 2004				
Net sales percentage of full year	23.3%	22.7%	22.4%	31.6%
Operating profit (loss) as a percentage of full year — restated [(a)]	20.1	(12.2)	(40.0)	132.1
Fiscal Year 2003				
Net sales percentage of full year	22.7%	22.8%	22.7%	31.8%
Operating profit (loss) as a percentage of full year — restated	16.0	(7.7)	(4.1)	95.8
Fiscal Year 2002				
Net sales percentage of full year	23.4%	22.7%	22.4%	31.5%
Operating profit (loss) as a percentage of full year — restated	17.0	6.8	(2.4)	78.6

(a) The first, second, and third quarters of fiscal year 2004 are restated for certain lease accounting corrections.

Store Remodels and Conversions

In conjunction with the Company's initiative to change its name to Big Lots and operate under one brand name, approximately 430 stores were remodeled during fiscal years 2001 and 2002, including 380 stores previously operating under the names Odd Lots, MacFrugal's, and Pic 'N' Save, and 54 existing Big Lots stores located in conversion markets. As of the end of fiscal year 2002, all stores were operating under the Big Lots name. The Company believes that Big Lots is its most recognizable brand name, and this change offers numerous opportunities to increase brand awareness among customers, suppliers, investors, and the general public. The Company believes the conversion also allows it to efficiently leverage a single brand name through television advertising and other advertising programs.

In connection with this conversion and remodeling process, the Company made certain improvements to the converted sites. The improvements varied by location and included, among other things, painting, lighting retrofits, new signage (interior and exterior) and advertising, new flooring, and updated restrooms. In fiscal year 2003, the Company remodeled 211 stores. These remodels included similar improvements and, in addition, included new fixtures and a new merchandise layout. In fiscal year 2004, the Company remodeled 66 stores in 12 markets. The Company also added a closeout swing area to another 74 stores. The closeout swing area is located at the front of the store and features the newest and most compelling brand-name closeout merchandise the store has to offer. The selection can vary by store, and items normally only last about a week before selling out or moving to their natural location in the store.

In the last four years, the Company has remodeled over 700 stores. Based on the number of stores remodeled in the last four years, the Company estimates approximately 75% of its stores have either been remodeled or opened as new stores in the last six years. The average cost of the improvements for converted and remodeled stores was approximately $0.1 million per store during fiscal years 2001 through 2004.

Furniture and Distribution Facility Growth

During fiscal year 2004, the Company added 224 furniture departments (net of closed departments), ranging in size from 2,000 to 5,000 square feet. The furniture category has grown over the last nine years to a level representing 12.5% of the Company's net sales in fiscal year 2004 compared to 12.1% in fiscal year 2003. The Company operated 1,069 furniture departments within existing closeout stores at the end of fiscal year 2004, in addition to 43 freestanding furniture stores.

In an effort to expand the Company's furniture presence, the Redlands DC was opened in fiscal year 2004. This facility began shipping merchandise in September 2004 to approximately 300 stores principally in the western regions of the country. The majority of these stores support approximately 700 selling square feet of furniture with a limited merchandise assortment consisting principally of ready-to-assemble furniture, futons, and lamps. With the expansion of furniture departments in the West and a selection of ready-to-assemble furniture in 295 stores, the Company offered a furniture assortment in 1,364 of its 1,459 closeout stores as of the end of fiscal year 2004.

Restatement of Previously Issued Consolidated Financial Statements

In light of views expressed by the Office of the Chief Accountant of the SEC on February 7, 2005, the Company reviewed its accounting practices for operating leases.

Under the requirements of the Financial Accounting Standards Board ("FASB") Technical Bulletin 85-3, *Accounting for Operating Leases with Scheduled Rent Increases*, rent expense should be amortized on a straight-line basis over the term of the lease. In prior periods, the Company had determined that the term of the lease began on the earlier of the commencement date of the lease or the store opening date, rather than at the time the Company took physical possession of the property to start construction of leasehold improvements. This had the effect of excluding the construction period of the stores from the straight-line rent calculation. The Company has corrected its accounting policy to begin the lease term at the possession date. The Company has restated its previously reported financial statements to correct its accounting to include construction periods in store operating leases.

In addition, under FASB Technical Bulletin 88-1, *Issues Relating to Accounting for Leases*, lease incentives such as tenant allowances received from the landlord to cover construction costs incurred by the Company should be reflected as a deferred liability, amortized over the term of the lease and reflected as a reduction to rent expense. The Company had previously classified tenant allowances as a reduction to property and equipment instead of as a deferred lease credit on the Consolidated Balance Sheets. As a result, the Company also amortized the deferred lease credit over the asset life instead of over the lease term and reflected the amortization as a reduction to depreciation expense instead of as a reduction to rent expense and reflected tenant allowances as a reduction of capital expenditures within investing activities instead of a change in operating activities in the Consolidated Statements of Cash Flows. The Company reassessed this accounting policy and has corrected its accounting policy to treat lease incentives received as a deferred liability amortized over the lease term. The Company has also restated the previously reported Consolidated Financial Statements to properly account for tenant allowances.

Subsequent to the issuance of the Company's fiscal 2003 financial statements, the Company's management determined that investments in certain mutual funds and company stock associated with a non-qualified deferred compensation plan were incorrectly presented as cash instead of non-current assets and treasury stock on the Consolidated Balance Sheet. Furthermore, the corresponding deferred compensation liability was incorrectly presented as a current liability instead of a non-current liability and the acquisition of treasury stock was incorrectly presented as a component of operating activity instead of financing activity in the Consolidated Statements of Cash Flows.

The Company evaluated the materiality of these corrections on its financial statements and concluded that the incremental impact of these corrections is not material to any quarterly or annual period; however, the cumulative effect of these corrections is material to the fourth quarter of fiscal year 2004. As a result, the Company has recorded the cumulative effect as of fiscal year 2000, and has restated the Consolidated Balance Sheet at January 31, 2004, and the Consolidated Statements of Operations, Shareholders' Equity and Cash Flows for the years ended January 31, 2004 and February 1, 2003 in this Annual Report on Form 10-K. The Company has restated the quarterly financial information for fiscal year 2002, fiscal year 2003, and the first three quarters of fiscal year 2004 included in this Annual Report on Form 10-K. The Company has restated the applicable financial information for fiscal years 2000, 2001, 2002, and 2003 in Item 6 Selected Financial Data. The Company did not amend its previously filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q for the restatement, and the financial statements and related financial information contained in such reports should no longer be relied upon. Throughout this Annual Report on Form 10-K all referenced amounts for prior periods and prior period comparisons reflect the balances and amounts on a restated basis.

The restatement primarily resulted in a decrease to net income of $1.0 million and $0.8 million in fiscal years 2003 and 2002, respectively. The restatement did not impact income (loss) from discontinued operations and the related per common share calculations. The cumulative effect of these accounting corrections reduced retained earnings by $2.8 million at the beginning of fiscal year 2002. Additionally, the restatement resulted in an increase in cash flows provided by operating activities of $3.9 million and $7.1 million in fiscal years 2003 and 2002, respectively. Additionally, the restatement resulted in an increase in cash used in investing activities of $6.5 million and $7.4 million in fiscal years 2003 and 2002, respectively. See Note 2 (Restatement of Previously Issued Consolidated Financial Statements) to the Consolidated Financial Statements in this Annual Report on Form 10-K for a summary of the effects of these changes on the Consolidated Financial Statements. This Management's Discussion and Analysis gives effect to these corrections.

Investments in auction rate preferred securities and municipal auction rate securities (collectively, auction rate securities) have been reclassified from cash and cash equivalents to short-term investments on the Consolidated Balance Sheet at January 31, 2004. This reclassification was made because the auction rate securities had stated maturities beyond three months. The amount of auction rate securities included in short-term investments was $7.5 million at January 31, 2004. There were no auction rate securities at January 29, 2005. The auction rate securities reclassification resulted in an increase of purchases of short-term investments and an increase of net cash used in investing activities of $7.5 million in the fiscal year 2003 Consolidated Statement of Cash Flows. The auction rate securities resulted in an increase of $115.1 million in purchases of short-term investments and an increase of $122.6 million in the redemption of short-term investments in the fiscal year 2004 Consolidated Statement of Cash Flows. The reclassifications had no impact on the Company's results of operations or financial condition.

The Company's inventory of maintenance parts and certain deposits aggregating $6.1 million have been reclassified from other current assets to other long-term assets on the Consolidated Balance Sheet at January 31, 2004, to reflect the expected use of those assets. Self-insurance reserves in the amount of $38.2 million have been reclassified from accrued liabilities to other liabilities on the Consolidated Balance Sheet at January 31, 2004, to reflect the projected timing of payments. Deferred income tax assets of $13.1 million related to these reclassifications have been reclassified from current assets to long-term assets on the Consolidated Balanced Sheet at January 31, 2004.

KB Toys Matters

On January 14, 2004, KB Acquisition Corporation and certain affiliated entities (collectively, "KB") filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. KB acquired the KB Toys business from the Company pursuant to a Stock Purchase Agreement dated as of December 7, 2000 (the "KB Stock Purchase Agreement").

The Company analyzed the information currently available regarding the effect of KB's bankruptcy filing on the various continuing rights and obligations of the parties to the KB Stock Purchase Agreement, including: a) an outstanding note from Havens Corners Corporation, a subsidiary of KB Acquisition Corporation and a party to the bankruptcy proceedings ("HCC"), to the Company, and an accompanying warrant to acquire common stock of KB Holdings, Inc., the ultimate parent of KB and a party to the bankruptcy proceedings ("KB Holdings"); b) the status of KB's indemnification obligations to the Company with respect to guarantees of KB store leases by the Company and guarantees (relating to lease and mortgage obligations) for which the Company has indemnification obligations arising out of its 1996 acquisition of the KB Toys business from Melville Corporation (now known as CVS New York, Inc., and together with its subsidiaries "CVS"); and c) the status of the Company's and KB's other indemnification obligations to each other with respect to general liability claims, representations and warranties, litigation, taxes, and other payment obligations pursuant to the KB Stock Purchase Agreement. When and to the extent the Company believes that a loss is probable and can be reasonably estimated, the Company records a liability. The Company recorded a $3.7 million charge (net of tax) in the fourth quarter of fiscal year 2003 associated with the estimated impact of the KB bankruptcy, which was comprised of a $10.6 million benefit (net of tax) related to the partial charge-off of the HCC Note and KB Warrant (as each is defined below) and a $14.3 million charge (net of tax) related to KB guarantee obligations. As discussed below, the Company recorded an additional $6.6 million charge (net of tax) in the third quarter of fiscal year 2004 related to the estimated impact of additional guarantee obligations resulting from the KB bankruptcy.

In connection with the sale of the KB Toys business, the Company received $258.0 million in cash and a 10-year note from HCC in the aggregate principal amount of $45.0 million. This note bears interest, on an in-kind basis, at the rate of 8.0% per annum (principal and interest together known as the "HCC Note"). The Company also received a warrant to acquire up to 2.5% of the common stock of KB Holdings for a stated price per share ("KB Warrant"). At the time of the sale (the fourth quarter of fiscal year 2000), the Company evaluated the fair value of the HCC Note received as consideration in the transaction and recorded the HCC Note at its then estimated fair value of $13.2 million. The estimated fair value of the HCC Note was based on several factors, including fair market evaluations obtained from independent financial advisors at the time of the sale, the Company's knowledge of the underlying KB Toys business and industry, and the risks inherent in receiving no cash payments until the HCC Note matured in 2010. During fiscal year 2002 and until KB's bankruptcy filing, the Company recorded the interest earned and accretion of the discount utilizing the effective interest rate method and provided necessary reserves against such amounts as a result of its evaluations of the carrying value of the HCC Note. As of February 1, 2003 and February 2, 2002, the carrying value of the HCC Note was $16.1 million. For tax purposes, the HCC Note was originally recorded at its face value of $45.0 million, and the Company incurred tax liability on the interest, which was accrued but was not payable. This resulted in the HCC Note having a tax basis that was greater than the carrying value on the Company's books.

The HCC Note became immediately due and payable at the time of KB's bankruptcy filing. The Company engaged an independent investment advisory firm to assist the Company in estimating the fair value of the

HCC Note and KB Warrant for both book and tax purposes. As a result, the Company charged off a portion of the HCC Note and wrote down the full value of the KB Warrant resulting in a book value of the HCC Note of $7.3 million, and accordingly recorded a net charge (before tax) to continuing operations in the fourth quarter of fiscal year 2003 in the amount of $9.6 million. In addition, as a result of the bankruptcy filing and the partial charge-off, the Company recorded a tax benefit of $20.2 million in the fourth quarter of fiscal year 2003. A substantial portion of this tax benefit reflects the charge-off of the higher tax basis of the HCC Note. The book value of the HCC Note was $7.3 million at January 29, 2005, and January 31, 2004. The HCC Note is recorded as a component of long-term assets on the Consolidated Balance Sheets at January 29, 2005, and January 31, 2004.

When the Company acquired the KB Toys business from CVS in May 1996, the Company provided, among other things, an indemnity to CVS with respect to any losses resulting from KB's failure to pay all monies due and owing under any KB lease or mortgage obligation guaranteed by CVS. The typical form of the CVS guarantee provides that the terms of the underlying lease may be extended, amended, modified or in any way changed without the consent of the guarantor. While the Company controlled the KB Toys business, the Company provided guarantees containing terms similar to the CVS guarantees with respect to a limited number of additional store leases. As part of the KB sale, and in accordance with the terms of the KB Stock Purchase Agreement, KB similarly agreed to indemnify the Company with respect to all lease and mortgage obligations, including those guaranteed by CVS and those guaranteed by the Company. To the Company's knowledge, the Company has guarantee or indemnification obligations, as of January 29, 2005, with respect to: a) approximately 390 KB store leases; b) two distribution center leases; c) KB's main office building lease; and d) a first mortgage on a distribution center located in Pittsfield, Massachusetts (the "Pittsfield DC").

In connection with the bankruptcy, KB is generally required to continue to make lease payments with respect to all non-residential real estate leases until the bankruptcy court approves KB's decision to reject a lease and KB vacates the leased premises that it rejects. If KB rejects a lease that has been guaranteed by the Company or by CVS, because KB can reject its indemnification obligations to the Company, the Company could be liable for all or a portion of the lease obligations with respect to the rejected leases, subject to many factors, including the landlord's duty to mitigate, and the validity of the applicable guarantee. On February 25, 2004, the Company announced that KB had rejected 389 store leases, of which the Company believes it has guarantee or indemnification obligations relating to approximately 90. The Company engaged an independent real estate valuation firm to assist in the analysis of the Company's potential liability with respect to the 90 guaranteed leases. Based upon analysis of the information then available, the Company recorded a charge to discontinued operations for rent and legal expenses in the fourth quarter of fiscal year 2003 in the amount of $14.3 million (net after a $9.7 million tax benefit) to reflect its best estimate of this loss contingency.

On October 26, 2004, KB announced its intent to close an additional 141 to 238 underperforming stores and reject those leases by January 31, 2005. At October 30, 2004, the Company believed that KB had rejected approximately 598 store leases and that the Company has guarantee or indemnification obligations relating to approximately 162 of those leases (including 72 resulting from KB's October 26, 2004, announcement). Using the same methodology to analyze the Company's potential liability with respect to these additional guaranteed leases, the Company recorded a charge to discontinued operations in the third quarter of fiscal year 2004 in the amount of $4.9 million (net after a $3.7 million tax benefit) to reflect its best estimate of this loss contingency. Since October 30, 2004, the Company believes that KB has both rejected a limited number of additional store leases and withdrew its previous rejection of certain other store leases. KB's actions have resulted in a net increase of approximately 5 store lease rejections (bringing the total rejections to approximately 167), for which the Company believes it has guarantee or indemnification obligations. No additional charges related to the guarantee obligations have been recorded by the Company since October 30, 2004.

On March 10, 2004, the Company announced that it had received notice of a default relating to a first mortgage on the Pittsfield DC. As a result of KB's bankruptcy filing, the mortgage holder declared an event of default and claimed that the loan had become immediately due and payable (the "Pittsfield DC Note"). The Company was informed that, as of January 14, 2004, the Pittsfield DC Note had an outstanding principal balance of approximately $6.3 million plus accrued interest of approximately $21,000. Additionally, the mortgage holder claimed that a make-whole premium of approximately $1.5 million was also due and payable. On November 5, 2004, the Company satisfied its indemnity obligation with respect to the Pittsfield DC Note at a cost of $8.4 million. The Company engaged an independent real estate valuation firm to assist it in the analysis of the Company's potential loss arising from the indemnification payment related to the Pittsfield DC Note. Based upon analysis of the information then available, the Company recorded a charge to discontinued operations in the third quarter of fiscal year 2004 in the amount of $1.7 million (net after a $1.0 million tax benefit) to reflect its best estimate of the difference between the subrogation rights ($6.1 million) flowing from the indemnification payment and the net realizable value of the Pittsfield DC.

The Company intends to take an active role in limiting its potential liability with respect to KB store lease obligations and the Pittsfield DC Note. The Company is not aware of any additional rejections of the remaining store leases guaranteed by the Company, or a rejection of the two distribution center leases or the lease on KB's main office building. It is the Company's belief that both distribution centers have been sublet by KB to unaffiliated third parties and that KB intends to retain the lease on its main office building. In its October 26, 2004, announcement, KB stated that it believed this would be the final round of store closings before its emergence from bankruptcy. Nevertheless, due to the nature of the KB bankruptcy, the Company is unable to determine at this time whether any additional liability will result from the remaining leases guaranteed by the Company or CVS that have not yet been rejected by KB. Moreover, since the typical form of guarantee permits an extension, amendment, modification or other change, the Company is unable to estimate its maximum potential amount of future payments, if any, required to satisfy lease guarantees. In the event additional leases are rejected, any related charge would be to discontinued operations. Management does not believe that such a charge would have a material adverse effect on the Company's financial condition, results of continuing operations, or liquidity.

In addition to including KB's indemnity of the Company with respect to lease and mortgage obligations, the KB Stock Purchase Agreement contains mutual indemnifications of KB by the Company and of the Company by KB. These indemnifications relate primarily to losses arising out of general liability claims, breached or inaccurate representations or warranties, shared litigation expenses, other payment obligations, and taxes. Under a tax indemnification provision in the KB Stock Purchase Agreement, the Company is to indemnify KB for tax losses generally related to the periods prior to the Company's sale of KB. The Company continues to assess the effect of the KB bankruptcy on such mutual indemnification obligations and has not made any provision for loss contingencies with respect to any non-lease or non-tax related indemnification obligations. At this time, management does not believe that such a charge would have a material adverse effect on the Company's financial condition, results of continuing operations, or liquidity.

The following are the components of discontinued operations:

	Fiscal Year		
	2004	**2003**	**2002**
(In thousands)			
Loss on disposal of KB Toys business, net of income tax benefit of $4,672, $14,691, and $4,000 in fiscal years 2004, 2003, and 2002, respectively.	$(6,648)	$(9,720)	$—

During fiscal year 2003, the Internal Revenue Service ("IRS") concluded its field examination of the Company's consolidated income tax returns for the fiscal year 1997 through fiscal year 2000 cycle. The consolidated income tax returns for that cycle included the KB Toys business. In the fourth quarter of fiscal year 2003, the fiscal year 1997 through fiscal year 2000 IRS examination cycle was substantially resolved when the congressional Joint Committee on Taxation found no exception to the IRS field examination report (for further discussion, refer to Note 6 (Income Taxes) to the Consolidated Financial Statements in this Annual Report on Form 10-K). The Company has also received substantial resolution with the Appeals Division of the IRS related to a KB income tax matter for fiscal year 1996 in conjunction with the MacFrugal's Bargains Close-outs, Inc. appeal (for further discussion, refer to Note 6 (Income Taxes) to the Consolidated Financial Statements in this Annual Report on Form 10-K). Discontinued operations also reflect the substantial resolution and closure of tax audit activity, the closing of the statute of limitations, and changes in the expected outcome of tax contingencies related to KB state and local non-income tax matters. As a result of the substantial resolution and closure of these items, the Company has reversed previously accrued income taxes of approximately $4.7 million, and sales and use taxes of approximately $1.1 million related to discontinued operations in fiscal year 2003.

On February 9, 2005, the Company commenced a suit in the Delaware Chancery Court against certain of the officers, directors and shareholders of KB alleging fraud, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, unjust enrichment, and civil conspiracy. On March 3, 2005, the United States Bankruptcy Court District of Delaware, finding that litigating the state court action would distract KB's management and thereby hinder its ability to focus on a successful reorganization, temporarily enjoined the Company's suit until July 15, 2005, assuming KB or the Official Committee of Unsecured Creditors propose a confirmable plan of reorganization by May 15, 2005. The Company intends to vigorously prosecute this action to recover its damages arising from defendants' actions resulting in KB's inability to satisfy the HCC Note.

Fiscal Year 2004 Compared To Fiscal Year 2003

Net Sales

Net sales increased 4.8% to $4,375.1 million in fiscal year 2004 compared to $4,174.4 million in fiscal year 2003. The Company attributes this increase principally to new store growth as comparable store sales were flat for fiscal year 2004. Comparable store sales for fiscal year 2004 were calculated using all stores that were open for at least two fiscal years as of the beginning of fiscal year 2004. Comparable store sales consisted of a 2.0% increase in the value of the average basket driven by strong gains in hardlines and home décor departments, as well as the addition of 224 new furniture departments. Average basket gains were offset by a 2.0% decrease in the number of customer transactions, which the Company believes was principally the result of the impact that macro economic pressure of higher prices for gas, home heating oil, and other commodities had on the Company's core customer which has an estimated average household income of $40,000.

The Company believes that future sales growth is dependent upon an increase in the number of customer transactions as well as an increase in the dollar value of the average basket. The following table summarizes comparable store sales, customer transactions, and the value of the average basket for fiscal year 2004 compared to fiscal year 2003:

	Fiscal Year	
	2004	2003
Comparable store sales	0.0%	3.4%
Customer transactions	(2.0)%	1.7%
Value of the average basket	2.0%	1.7%

Net sales by product category as a percentage of total net sales, and the net sales change in dollars and percentage in fiscal year 2004 compared to fiscal year 2003 were as follows:

	Fiscal Year					
	2004		2003		Change	
($ in thousands)						
Consumables	$1,301,515	29.7%	$1,251,651	30.0%	$ 49,864	4.0%
Home	1,244,028	28.4	1,139,887	27.3	104,141	9.1
Seasonal and toys	852,967	19.5	859,597	20.6	(6,630)	(0.8)
Other	976,562	22.4	923,248	22.1	53,314	5.8
Net sales	$4,375,072	100.0%	$4,174,383	100.0%	$200,689	4.8%

The Home category includes furniture, domestics, and home décor departments. The Other category primarily includes electronics, apparel, home maintenance, small appliances, and tools. The Company internally evaluates and externally communicates overall sales and merchandise performance based on these key merchandising categories and believes that these categories facilitate analysis of the Company's financial performance.

Gross Profit

Gross profit increased 1.8% to $1,777.4 million in fiscal year 2004 compared to $1,746.4 million in fiscal year 2003. Gross profit as a percentage of net sales was 40.6% in fiscal year 2004 compared to 41.8% in fiscal year 2003. This gross profit rate decline of 120 basis points was primarily due to lower sales in higher margin merchandise, such as seasonal and toys, an increased markdown rate due to a flat comparable store sales and the need for additional markdowns on seasonally sensitive categories, giftable items with low sell-through rates, and selected discontinued styles in furniture.

Selling and Administrative Expenses

Selling and administrative expenses increased 5.4% to $1,605.7 million in fiscal year 2004 compared to $1,523.9 million in fiscal year 2003. Selling and administrative expenses as a percentage of net sales were 36.7% in fiscal year 2004 compared to 36.5% in fiscal year 2003.

Selling and administrative expenses increased over fiscal year 2003 primarily due to an increase in the number of stores, costs associated with higher levels of sales, and increased carton volume. The $81.8 million increase was primarily attributable to increased store payroll costs of $24.1 million, increased distribution and transportation costs of $20.1 million, and increased store occupancy-related costs including rent and utilities of $27.3 million.

Outbound distribution and transportation costs, which were included in selling and administrative expenses (refer to Note 1 (Summary of Significant Accounting Policies) to the Consolidated Financial Statements in this Annual Report on Form 10-K), increased 9.6% to $229.8 million in fiscal year 2004 compared to $209.7 million in fiscal year 2003. Outbound distribution and transportation expenses as a percentage of net sales were 5.3% in fiscal year 2004 compared to 5.0% in fiscal year 2003. The 30 basis point increase was primarily due to the de-leveraging impact of the Durant DC in its first year, rising fuel rates, and increased one-way carrier rates as a result of the revised driver hours of service regulations.

Depreciation Expense

Depreciation expense for fiscal year 2004 was $104.2 million compared to $93.7 million for fiscal year 2003. The $10.5 million increase was principally related to new store growth, store remodels, and the opening of the Durant DC during the first quarter of 2004.

Interest Expense

Interest expense, including the amortization of obligation issuance costs, increased 51.2% to $24.8 million in fiscal year 2004 compared to $16.4 million in fiscal year 2003. The $8.4 million increase in interest expense was due to the $8.9 million debt prepayment charge incurred in connection with the early termination of the Senior Notes and the $300.0 million secured revolving credit agreement entered in 2001 (the "2001 Credit Agreement"). This prepayment charge was incurred in order to replace the Senior Notes, which carried a weighted-average yield of 8.2%, with the variable rate 2004 Credit Agreement. The weighted-average interest rate of the outstanding loans under the 2004 Credit Agreement at January 29, 2005, was 3.2%.

Interest Income

Interest income was $0.6 million in fiscal year 2004 compared to $1.1 million for fiscal year 2003. Interest income was generated by interest earned on cash equivalents and short-term investments.

Income Taxes

The effective income tax rate of the continuing operations of the Company was 29.8% for fiscal year 2004 compared to 20.7% for fiscal year 2003. The rate was substantially lower in fiscal year 2003 because of the reversal in fiscal year 2003 of a $15.0 million deferred tax asset valuation allowance related to the partial charge-off of the HCC Note. The Company anticipates the fiscal year 2005 effective income tax rate to fall within a range of 35.6% to 38.6%. The fiscal year 2005 estimate does not reflect the effect of 2005 state income tax legislation recently passed (or likely to soon be passed) as the Company is in the process of analyzing the full impact of the new legislation.

In November 2003, the Internal Revenue Service issued Revenue Ruling 2003-112 which clarified the definition of eligible employees for purposes of the Welfare to Work and Work Opportunity tax credits.

During the third quarter of fiscal year 2004, the Company filed protective refund claims for its fiscal years 1994 through 2000 based on this ruling. Claims for fiscal years 2001 through 2003 will be filed at a later date but prior to the expiration of the statute of limitations. Because of the contingent nature of this claim, no tax benefit has been recorded for this item.

Discontinued Operations

For a discussion of the discontinued operations, refer to Note 3 (KB Toys Matters) to the Consolidated Financial Statements in this Annual Report on Form 10-K.

Fiscal Year 2003 Compared To Fiscal Year 2002

Net Sales

Net sales for fiscal year 2003 increased 7.9% to $4,174.4 million compared to net sales of $3,868.6 million for fiscal year 2002. This increase resulted from a comparable store sales increase of 3.4%, with the remaining increase driven primarily by sales from stores opened on or after February 4, 2001, offset by store closings. Comparable store sales for fiscal year 2003 were calculated using all stores that were open for at least two fiscal years as of the beginning of fiscal year 2003. The Company attributes its comparable store sales increase of 3.4% to an increase in the dollar value of the average basket of 1.7% and an increase in the number of customer transactions of 1.7%.

The Company believes the increase in the number of customer transactions and the increase in the dollar value of the average basket for fiscal year 2003 resulted from several factors such as the launch of the Company's first national television advertising campaign covering all 1,430 stores, more productive advertising circulars, the introduction of furniture departments in 157 stores over the prior year, the allocation of additional square footage to 242 furniture departments in existing closeout stores, and improved in-stock levels on everyday basic items.

In terms of product categories, sales growth in fiscal year 2003 was broad based with positive comparable store sales increases across most major categories driven by gains in consumables, furniture, hardlines, and domestics, offset by declines in apparel and home décor.

The following table summarizes comparable store sales, customer transactions, and the value of the average basket for fiscal year 2003 compared to fiscal year 2002:

	Fiscal Year	
	2003	2002
Comparable store sales	3.4%	7.7%
Customer transactions	1.7%	2.8%
Value of the average basket	1.7%	4.9%

Net sales by product category as a percentage of total net sales, and the net sales change in dollars and percentage in fiscal year 2003 compared to fiscal year 2002 were as follows:

	Fiscal Year					
	2003		2002		Change	
($ in thousands)						
Consumables	$1,251,651	30.0%	$1,097,401	28.4%	$154,250	14.1%
Home	1,139,887	27.3	1,061,972	27.5	77,915	7.3
Seasonal and toys	859,597	20.6	822,425	21.3	37,172	4.5
Other	923,248	22.1	886,752	22.8	36,496	4.1
Net sales	$4,174,383	100.0%	$3,868,550	100.0%	$305,833	7.9%

Gross Profit

Gross profit increased $114.5 million, or 7.0%, in fiscal year 2003 to $1,746.4 million from $1,631.9 million in fiscal year 2002. Gross profit as a percentage of net sales was 41.8% in fiscal year 2003 compared to

42.2% in the previous year. The Company believes the 40 basis point decrease in the gross profit percentage was driven by a reduction of 60 basis points in the initial markup of merchandise due to a combination of better than expected sales in lower markup categories, such as consumables, and increased freight rates related to imported merchandise. Markdown reductions of 20 basis points over the previous year partially offset the decline in initial markup.

Selling and Administrative Expenses

Selling and administrative expenses increased $122.9 million, or 8.8%, in fiscal year 2003 to $1,523.9 million from $1,401.0 million in fiscal year 2002. As a percentage of net sales, selling and administrative expenses increased 30 basis points to 36.5% in fiscal year 2003 from 36.2% in fiscal year 2002.

The 30 basis point increase in the selling and administrative expense rate was primarily attributable to a partial charge-off (23 basis points) of the HCC Note and the write-off of the KB warrant received at the time of the sale of the KB Toys business and a charge (22 basis points) to settle California wage and hour lawsuits (for a further discussion, refer to Note 5 (Commitments and Contingencies) to the Consolidated Financial Statements in this Annual Report on Form 10-K). Excluding these items, the selling and administrative expense rate reduction of 15 basis points was primarily attributable to the leveraging of fixed costs over a higher sales base and a reduced bonus payout, partially offset by the impact of increased outbound distribution and transportation costs and store payroll due to increased carton volume in departments such as consumables which experienced higher sales volume and declining carton values.

Selling and administrative expenses increased over fiscal year 2002 primarily due to an increase in the number of stores; costs associated with higher levels of sales and increased carton volume; national advertising costs; a partial charge-off of the HCC Note and the write-off of the KB warrant; and litigation charges. The $122.9 million increase was primarily attributable to increased store payroll costs of $50.0 million, increased outbound distribution and transportation costs of $22.8 million, increased store occupancy-related costs, including rent and utilities of $21.3 million, a $9.9 million increase in advertising costs, a $9.6 million partial charge-off of the HCC Note and the write-off of the KB warrant; and a $9.1 million charge for California wage and hour lawsuits.

Outbound distribution and transportation costs, which were included in selling and administrative expenses (refer to Note 1 (Summary of Significant Accounting Policies) to the Consolidated Financial Statements in this Annual Report on Form 10-K), increased 12.2% to $209.7 million in fiscal year 2003 compared to $186.9 million in fiscal year 2002. Outbound distribution and transportation expenses as a percentage of net sales were 5.0% in fiscal year 2003 compared to 4.8% in fiscal year 2002. The increase in dollars and rate was principally due to an increase in the number of cartons shipped.

Depreciation Expense

Depreciation expense for fiscal year 2003 was $93.7 million compared to $85.7 million for fiscal year 2002. The $8.0 million increase was due to increased capital spending principally related to new store growth and remodeling of existing stores.

Interest Expense

Interest expense, including the amortization of debt issuance costs, was $16.4 million for fiscal year 2003 compared to $21.0 million for fiscal year 2002. As a percentage of net sales, interest expense decreased 10 basis points from 0.5% in fiscal year 2002 to 0.4% in fiscal year 2003. The decrease was primarily due to the fiscal year 2003 capitalization of $3.7 million of interest related to construction costs for the Durant DC. Interest expense for fiscal years 2003 and 2002 was primarily related to the Senior Notes with maturities ranging from four to six years as well as the amortization of debt issuance costs (for a discussion of these costs, refer to Note 4 (Long-Term Obligations) to the Consolidated Financial Statements in this Annual Report on Form 10-K).

Interest Income

Interest income increased slightly to $1.1 million in fiscal year 2003 compared to $0.8 million for fiscal year 2002.

Income Taxes

The effective income tax rate of the continuing operations of the Company was 20.7% for fiscal year 2003 compared to 39.5% for fiscal year 2002. The rate decrease was primarily related to the reversal in fiscal year 2003 of a $15.0 million deferred tax asset valuation allowance related to the partial charge-off of the HCC Note and the reversal of $3.1 million of previously accrued federal and state taxes as the result of the substantial resolution and closure of several years of federal and state income tax examinations.

Discontinued Operations

For a discussion of the discontinued operations, refer to Note 3 (KB Toys Matters) to the Consolidated Financial Statements in this Annual Report on Form 10-K.

Capital Resources and Liquidity

Capital Resources

On October 29, 2004, the Company paid all outstanding amounts and terminated all commitments related to the Senior Notes, and repaid all amounts outstanding and terminated all commitments under the 2001 Credit Agreement. Due to the early termination of the Senior Notes and the 2001 Credit Agreement, fiscal year 2004 interest expense included debt prepayment charges of $8.9 million. The Senior Notes carried a weighted-average yield of 8.2% at the time of termination and ranked pari passu with the 2001 Credit Agreement. The Senior Notes and 2001 Credit Agreement were collateralized by inventories. All security interests in the collateral were released when the Senior Notes and 2001 Credit Agreement were terminated.

Also on October 29, 2004, the Company entered into the 2004 Credit Agreement. The 2004 Credit Agreement is scheduled to mature on October 28, 2009. The proceeds of the 2004 Credit Agreement are available for general corporate purposes, working capital, and to repay certain indebtedness of the Company, including amounts due under the 2001 Credit Agreement and the Senior Notes. The pricing and fees related to the 2004 Credit Agreement fluctuate based on the Company's debt rating. Loans made under the 2004 Credit Agreement may be prepaid by the Company without penalty. The 2004 Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens and investments, as well as the maintenance of two financial ratios — a leverage ratio and a fixed charge coverage ratio. A violation of these covenants could result in a default under the 2004 Credit Agreement, which would permit the lenders to restrict the Company's ability to further access the 2004 Credit Agreement for loans and letters of credit, and require the immediate repayment of any outstanding loans under the 2004 Credit Agreement. The Company was in compliance with its financial covenants at January 29, 2005.

The 2004 Credit Agreement permits, at the Company's option, borrowings at various interest rate options based on the prime rate or London InterBank Offering Rate plus applicable margin. The 2004 Credit Agreement also permits, as applicable, borrowings at various interest rate options mutually agreed upon by the Company and the lenders. The weighted average interest rate of the outstanding loans at January 29, 2005, was 3.2%. The Company typically repays and/or borrows on a daily basis in accordance with the terms of the 2004 Credit Agreement. The daily activity is a net result of the Company's liquidity position, which is affected by: a) cash inflows such as store cash and other miscellaneous deposits; and b) cash outflows such as check clearings, wire and other electronic transactions, and other miscellaneous disbursements.

In addition to revolving credit loans, the 2004 Credit Agreement includes a $30.0 million swing loan sub-limit, a $50.0 million bid loan sub-limit, and a $150.0 million letter of credit sub-limit. At January 29, 2005, the total borrowings outstanding under the 2004 Credit Agreement were $159.2 million, which total amount was comprised of $129.2 million in revolving credit loans, $30.0 million in swing loans, and no bid loans. The borrowings outstanding under the 2004 Credit Agreement principally reflect the Company's increased purchases of merchandise during the third quarter of fiscal year 2004 and those amounts used to terminate the Senior Notes. The borrowings available under the 2004 Credit Agreement, after taking into account the reduction of availability resulting from outstanding letters of credit totaling $56.2 million, were $284.6 million at January 29, 2005.

The Company utilizes its credit facility primarily to manage ongoing and seasonal working capital. Due to the termination of the Senior Notes, the Company expects borrowings and letters of credit through the end of May 2005 to range between $180 million and $220 million. Given the seasonality of the Company's business, the amount of borrowings under the 2004 Credit Agreement may fluctuate materially depending on various factors, including the time of year and the Company's need to acquire merchandise inventory.

Liquidity

The primary sources of liquidity for the Company have been cash flows from operations and, as necessary, borrowings under the 2001 Credit Agreement or the 2004 Credit Agreement, as applicable. At January 29, 2005, working capital was $622.3 million.

Cash flows from operating activities were $71.3 million during fiscal year 2004 and resulted primarily from net income of $23.8 million, depreciation and amortization expense of $102.0 million, partially offset by an increase in inventories of $65.4 million over fiscal year 2003. The $65.4 million increase in inventories was primarily a result of decreased customer traffic and opportunistic closeout purchases.

Cash flows used in investing activities of $127.8 million in fiscal year 2004, $177.9 million in fiscal year 2003, and $104.2 million in fiscal year 2002 were primarily related to capital expenditures of $135.3 million, $170.2 million, and $110.1 million in each of the respective fiscal years. Capital expenditures in fiscal year 2004 were primarily driven by the re-engineering of the Columbus DC, remodeling of existing stores, and new store openings. Capital expenditures in fiscal year 2003 were primarily driven by the construction of the Durant DC, remodeling of existing stores, and new store openings. Capital expenditures in fiscal year 2002 were primarily driven by new store openings, investments in store remodels, and the commencement of the construction of the Durant DC. Capital expenditure requirements in fiscal year 2005 are anticipated to range between $80 million and $90 million focused on new store openings, completing the re-engineering project in the Columbus DC, and normal maintenance needs of the Company's distribution network and fleet of over 1,500 existing stores.

Cash flows used in financing activities were $115.0 million in fiscal year 2004. The $115.0 million related primarily to repayments of $1,493.0 million, offset by borrowings of $1,448.2 million. Of the total borrowings and repayments, $204.0 million and $153.3 million were attributable to the early termination of the Senior Notes and the 2001 Credit Agreement, respectively. The Company also used $75.0 million for the share repurchase program during the second quarter of fiscal year 2004. The remaining borrowings and repayments were a result of activity associated with daily cash needs of the Company.

The Company continues to believe that it has, or, if necessary, has the ability to obtain adequate resources to fund ongoing operating requirements, future capital expenditures, development of new projects, and currently maturing obligations. Additionally, management is not aware of any current trends, events, demands, commitments, or uncertainties which reasonably can be expected to have a material impact on the Company's capital resources, financial condition, results of operations, or liquidity.

Contractual Obligations

The following table summarizes payments due under the Company's contractual obligations at January 29, 2005:

	Payments Due by Period [1]				
(In thousands)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Long-term debt obligations [2]	$ —	$ —	$159,200	$ —	$ 159,200
Operating lease obligations [3] [4]	257,169	426,713	270,542	198,339	1,152,763
Purchase obligations [4] [5]	721,959	174,830	65,662	157,682	1,120,133
Total contractual obligations [6]	$979,128	$601,543	$495,404	$356,021	$2,432,096

(1) The disclosure of contractual obligations in this table is based on assumptions and estimates that the Company believes to be reasonable as of the date of this report. Those assumptions and estimates may prove to be inaccurate; consequently, the amounts provided in the table may differ materially from those amounts that the Company ultimately incurs. Variables that may cause the stated amounts to vary from those actually incurred include, but are not limited to: the termination of a contractual obligation prior to its stated or anticipated expiration; fees or damages incurred as a result of the premature termination or breach of a contractual obligation; the acquisition of more or less services or goods under a contractual obligation than are anticipated by the Company as of the date of this report; fluctuations in third party fees, governmental charges or market rates that the Company is obligated to pay under contracts it has with certain vendors; and the exercise of renewal options under or the automatic renewal of contracts that provide for the same.

(2) Long-term debt obligations include total borrowings outstanding under the 2004 Credit Agreement, of which the total amount was comprised of $129.2 million in revolving credit loans, $30.0 million in swing loans, and no bid loans. Borrowings under the 2004 Credit Agreement are permitted under various interest rate options based on the prime rate or London InterBank Offering Rate plus applicable margin, as well as borrowings at various interest rate options mutually agreed upon by the Company and the lenders. The Company also had outstanding letters of credit totaling $56.2 million at January 29, 2005. Approximately $46 million of the outstanding letters of credit represent stand-by letters of credit and the Company does not expect to meet conditions requiring significant cash payments on these letters of credit; accordingly, they have been excluded from the preceding table. The remaining outstanding letters of credit represent commercial letters of credit whereby the related obligation is included in Purchase Obligations. The table assumes that the 2004 Credit Agreement is paid at maturity. For a further discussion, refer to Note 4 (Long-Term Obligations) to the Consolidated Financial Statements in this Annual Report on Form 10-K.

(3) Operating lease obligations include, among other items, leases for the Company's retail stores, warehouse space, offices, and certain office equipment. The future minimum commitments for store, warehouse space, and office operating leases are $863.6 million. For a discussion of leases, refer to Note 8 (Leases) to the Consolidated Financial Statements in this Annual Report on Form 10-K. Many of the store lease obligations require the Company to pay for CAM, real estate taxes, and property insurance. The Company estimates that future obligations for CAM, real estate taxes, and property insurance are $266.1 million at January 29, 2005. The Company has made certain assumptions and estimates in order to account for its contractual obligations relative to CAM, real estate taxes, and property insurance. Those assumptions and estimates include, but are not limited to: extrapolation of historical data to estimate the Company's future obligations; calculation of the Company's obligations based on per square foot averages where no historical data is available for a particular leasehold; and assumptions related to certain increases over historical data where the Company's obligation is a prorated share of all lessees' obligations within a particular property. The remaining $23.1 million relates primarily to the operating leases of certain office equipment with remaining terms of less than one year or a month-to-month basis.

(4) For purposes of the operating lease and purchase obligation disclosures, the Company has assumed that it will make all payments scheduled or reasonably estimated to be made under those obligations that have a

determinable expiration date, and the Company disregarded the possibility that such obligations may be prematurely terminated or extended, whether automatically by the terms of the obligation or by agreement of the Company and its vendor, due to the speculative nature of premature termination or extension. Where an operating lease or purchase obligation is subject to a month-to-month term or another automatically renewing term, the Company disclosed its minimum commitment under such obligation, such as one month in the case of a month-to-month obligation and the then-current term in the case of another automatically renewing term, due to the uncertainty of the length of the eventual term.

(5) Purchase obligations include outstanding purchase orders for retail merchandise issued in the ordinary course of the Company's business that are valued at $448.8 million, the entirety of which represents obligations due within one year of January 29, 2005. Purchase obligations also include a commitment for future inventory purchases totaling $307.3 million at January 29, 2005. While the Company is not required to meet any periodic minimum purchase requirements under this commitment, for purposes of this tabular disclosure, the Company has included the value of the purchases that it anticipates making during each of the reported periods, as purchases will count toward its fulfillment of the aggregate obligation. The remaining $364.0 million is primarily related to distribution and transportation commitments and future advertising services.

(6) The obligations disclosed in this table are exclusive of the contingent liabilities, guarantees, and indemnities related to KB Toys. For a discussion of the discontinued operations, refer to Note 3 (KB Toys Matters) to the Consolidated Financial Statements in this Annual Report on Form 10-K.

Critical Accounting Policies and Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

The Company's accounting policies and other disclosures required by GAAP are also described in Note 1 (Summary of Significant Accounting Policies) to the Consolidated Financial Statements in this Annual Report on Form 10-K. The items listed below are not intended to be a comprehensive list of all the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with no need for management's judgment in the principles' application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. The Company has certain critical accounting policies and accounting estimates, which are described below.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. Under the retail inventory method, inventory is segregated into departments of merchandise having similar characteristics, and is stated at its current retail selling value. Inventory retail values are converted to a cost basis by applying specific average cost factors for each merchandise department. Cost factors represent the average cost-to-retail ratio for each merchandise department based on beginning inventory and the fiscal year purchase activity. The retail inventory method requires management to make judgments and contains estimates, such as the amount and timing of markdowns to clear unproductive or slow-moving inventory, which may impact the ending inventory valuation and gross profit. These assumptions are based on historical experience and current information.

Factors considered in the determination of markdowns include current and anticipated demand, customer preferences, age of the merchandise, and seasonal trends. Permanent markdowns are recorded as a gross profit reduction in the period of management's decision to initiate price reductions with the intent not to return the price to regular retail. Promotional markdowns are recorded as a gross profit reduction in the period the merchandise is sold.

Shrinkage is estimated as a percentage of sales for the period from the last physical inventory date to the end of the fiscal year. Such estimates are based on experience and the most recent physical inventory results.

While it is not possible to quantify the impact from each cause of shrinkage, the Company has loss prevention programs and policies that it believes will minimize shrinkage.

Due to the nature of the Company's purchasing practices for closeout and deeply discounted merchandise, vendors and merchandise suppliers generally do not offer the Company incentives such as slotting fees, cooperative advertising allowances, buy-down agreements, or other forms of rebates that could materially reduce its cost of sales.

Property and Equipment

Property and equipment for the Company's general office, stores, regional offices, information technology services, and outbound distribution and transportation services are stated at cost. Depreciation and amortization expense are recorded using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful life or the lease term.

The estimated useful lives by major asset category are as follows:

Land improvements	15 years
Buildings and leasehold improvements	5–40 years
Fixtures and equipment	5–15 years
Transportation equipment	3–7 years

Capitalized interest was $0.6 million, $3.7 million, and $0.1 million in fiscal years 2004, 2003, and 2002, respectively.

Impairment

The Company has long-lived assets that consist primarily of property and equipment. The Company estimates useful lives on buildings and equipment using assumptions based on historical data and industry trends. Impairment is recorded if the carrying value of the long-lived asset exceeds its anticipated undiscounted future net cash flows. The Company's assumptions related to estimates of future cash flows are based on historical results of cash flows adjusted for management projections for future periods. The Company estimates the fair value of its long-lived assets using readily available market information for similar assets.

Insurance Reserves

The Company is self-insured for certain losses relating to general liability, workers' compensation, and employee medical benefit claims, and the Company has purchased stop-loss coverage to limit significant exposure in these areas. Accrued insurance liabilities are based on claims filed and estimates of claims incurred but not reported. Such amounts are determined by applying actuarially-based calculations taking into account known trends and projections of future results. Actual claims experience can impact these calculations and, to the extent that subsequent claim costs vary from estimates, future earnings could be impacted and the impact could be material.

Income Taxes

The Company's income tax accounts reflect estimates of the outcome or settlement of various asserted and unasserted income tax contingencies including tax audits and administrative appeals. At any point in time, several tax years may be in various stages of audit or appeal or could be subject to audit by various taxing jurisdictions. This requires a periodic identification and evaluation of significant doubtful or controversial issues. The results of the audits, appeals, or expiration of the statute of limitations are reflected in the income tax accounts accordingly.

The Company has generated deferred tax assets and liabilities due to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has established a valuation allowance to reduce its net deferred tax assets to the balance that is more likely than not to be realized.

The effective income tax rate in any period may be materially impacted by the overall level of income (loss) before income taxes, the jurisdictional mix and magnitude of income (loss), changes in the income tax laws (which may be retroactive to the beginning of the fiscal year), changes in the expected outcome or settlement of an income tax contingency, changes in the deferred tax valuation allowance, and adjustments of a deferred tax asset or liability for enacted changes in tax laws or rates.

Pension Liabilities

Pension and other retirement benefits, including all relevant assumptions required by GAAP, are evaluated each year. Due to the technical nature of retirement accounting, outside actuaries are used to provide assistance in calculating the estimated future obligations. Since there are many assumptions used to estimate future retirement benefits, differences between actual future events and prior estimates and assumptions could result in adjustments to pension expense and obligations. Certain actuarial assumptions, such as the discount rate and expected long-term rate of return, have a significant effect on the amounts reported for net periodic pension cost and the related benefit obligations. The Company reviews external data and historical trends to help determine the discount rate and expected long-term rate of return. The Company's objective in selecting a discount rate is to identify the best estimate of the rate at which the benefit obligations would be settled on the measurement date. In making this estimate, the Company reviews rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of the benefits. This process includes a review of the bonds available on the measurement date with a quality rating of Aa or better. The discount rate used to determine the net periodic pension cost for fiscal year 2004 was 6.1%. A 0.5% increase in the discount rate would reduce the net periodic pension cost by $0.2 million. A 0.5% reduction in the discount rate would increase the net periodic pension cost by $0.4 million.

To develop the expected long-term rate of return on assets, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the current or anticipated future allocation of the pension portfolio. This resulted in the selection of the 8.5% long-term rate of return on assets for fiscal year 2004. A 1.0% increase in the expected long-term rate of return would decrease the net periodic pension cost by $0.4 million. A 1.0% decrease in the expected long-term rate of return would increase the net periodic pension cost by $0.4 million.

Commitments and Contingencies

In the ordinary course of its business, the Company is subject to various legal actions and claims. In connection with such actions and claims, the Company must make estimates of potential future legal obligations and liabilities, which requires the use of management's judgment on the outcome of various issues. Management may also use outside legal counsel to assist in the estimating process; however, the ultimate outcome of various legal issues could be materially different from management's estimates and adjustments to income could be required. The assumptions used by management are based on the requirements of FASB, Statement of Financial Accounting Standards ("SFAS") No. 5, *Accounting for Contingencies.* The Company will record, if material, a liability when it has determined that the occurrence of a loss contingency is probable and the loss amount can be reasonably estimated, and it will disclose the related facts in the notes to its financial statements. If the Company determines that the occurrence of a loss contingency is reasonably possible or that it is probable but the loss cannot be reasonably estimated, the Company will, if material, disclose the nature of the loss contingency and the estimated range of possible loss or include a statement that no estimate of loss can be made. The Company makes these determinations in consultation with its attorneys.

Revenue Recognition

The Company recognizes retail sales in its stores at the time the customer takes possession of merchandise. All sales are net of discounts and returns and exclude sales tax. The reserve for retail merchandise returns is based on the Company's prior experience.

Wholesale sales are recognized in accordance with the shipping terms agreed upon in the purchase order. Wholesale sales are predominantly recognized under FOB origin where title and risk of loss pass to the buyer when the merchandise leaves the Company's distribution facility. However, when the shipping terms are FOB destination, recognition of sales revenue is delayed until completion of delivery to the designated location.

The Company recognizes gift card sales revenue at the time of redemption. The liability for the gift cards is established for the cash value at the time of purchase. The liability for outstanding gift cards is recorded in accrued liabilities.

The Company offers price hold contracts on selected furniture merchandise. Revenue for price hold contracts is recognized when the customer makes the final payment and takes possession of the merchandise. In the event that a sale is not consummated, liquidated damages are recorded as the lesser of: a) $25; b) 10% of the merchandise purchase price (exclusive of sales tax); or c) the amounts deposited by the customer. Cash paid by the customers is recorded in accrued liabilities.

Cost of Sales

Cost of sales includes the cost of merchandise (including related inbound freight to the Company's distribution centers, duties, and commissions), markdowns, and inventory shrinkage, net of cash discounts and rebates. The Company classifies outbound distribution and transportation costs as selling and administrative expenses. Due to this classification, the Company's gross profit rates may not be comparable to those of other retailers that include outbound distribution and transportation costs in cost of sales.

Selling and Administrative Expenses

The Company includes store expenses (such as payroll and occupancy costs), outbound distribution and transportation costs to the Company's stores, advertising, purchasing, insurance, and overhead costs in selling and administrative expenses. Selling and administrative expense rates may not be comparable to those of other retailers that include outbound distribution and transportation costs in cost of sales.

Rent Expense

Rent expense is recognized over the term of the lease. The Company recognizes minimum rent starting when possession of the property is taken from the landlord, which normally includes a construction period prior to store opening. When a lease contains a predetermined fixed escalation of the minimum rent, the Company recognizes the related rent expense on a straight-line basis and records the difference between the recognized rental expense and the amounts payable under the lease as deferred incentive rent. The Company also receives tenant allowances, which are recorded in deferred incentive rent and are amortized as a reduction to rent expense over the term of the lease. Deferred incentive rent is reflected in other liabilities. The Company's straight-line rent expense calculation is consistent with GAAP as recently clarified by the Office of the Chief Accountant of the SEC.

Certain leases provide for contingent rents that are not measurable at inception. These contingent rents are primarily based on a percentage of sales that are in excess of a predetermined level. These amounts are excluded from minimum rent and are included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

Discontinued Operations

The reserve for discontinued operations includes management's estimate of the Company's potential liability under its lease and mortgage obligations which have been rejected by KB as part of its bankruptcy proceeding. For a discussion of the discontinued operations, refer to Note 3 (KB Toys Matters) to the Consolidated Financial Statements in this Annual Report on Form 10-K.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payments*. This standard supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and amends SFAS No. 95, *Statement of Cash Flows*. SFAS No. 123 (revised 2004) requires the use of the fair value method and eliminates the Company's ability to account for share-based compensation using the intrinsic method prescribed in APB Opinion No. 25, *Accounting for Stock Issued to Employees*, which was permitted under SFAS No. 123, as originally issued. This standard will apply to all awards granted, modified, cancelled, or repurchased after that date as well as the unvested portion of prior awards. The Company is currently evaluating the provisions of this standard and will begin expensing stock options in fiscal year 2006.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs — an Amendment of Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing*. This standard provides clarification that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current period charges. In addition, this standard requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities' period charges regardless of whether they meet the criterion of abnormal. This standard is effective for the Company in fiscal year 2006. The Company is evaluating the impact of this standard and does not expect the adoption of this standard to have a material impact on the Company's financial condition, results of operations, or liquidity.

Commitments

For a discussion of commitments, refer to Note 3 (KB Toys Matters), Note 4 (Long-term Obligations), Note 5 (Commitments and Contingencies), and Note 8 (Leases) to the Consolidated Financial Statements in this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to market risk from exposure to changes in interest rates associated with the 2004 Credit Agreement. The Company had no fixed rate long-term debt at January 29, 2005. The Company does not expect changes in interest rates to have a material adverse effect on the Company's financial condition, results of operations, or liquidity; however, there can be no assurances that interest rates will not materially change. The Company does not believe that a hypothetical adverse change of 10% in interest rates would have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

The Company purchases approximately 30% of its product directly from overseas suppliers, all of which are purchased in U.S. dollars.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Big Lots, Inc.
Columbus, Ohio

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting included in Item 9A, that Big Lots, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of January 29, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of January 29, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2005, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended January 29, 2005, of the Company and our report dated April 18, 2005, expressed an unqualified opinion on those financial statements and financial statement schedule.

DELOITTE & TOUCHE LLP

Dayton, Ohio
April 18, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Big Lots, Inc.
Columbus, Ohio

We have audited the accompanying consolidated balance sheets of Big Lots, Inc. and subsidiaries (the "Company") as of January 29, 2005 and January 31, 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 29, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Big Lots, Inc. and subsidiaries at January 29, 2005 and January 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2, the accompanying consolidated financial statements for the years ended January 31, 2004 and February 1, 2003 have been restated.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of January 29, 2005, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 18, 2005, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Dayton, Ohio
April 18, 2005

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Fiscal Year 2004	Fiscal Year 2003 (as restated – see Note 2)	Fiscal Year 2002 (as restated – see Note 2)
Net sales	$ 4,375,072	$ 4,174,383	$ 3,868,550
Cost of sales	2,597,635	2,428,024	2,236,633
Gross profit	1,777,437	1,746,359	1,631,917
Selling and administrative expenses	1,605,673	1,523,913	1,400,986
Depreciation expense	104,239	93,703	85,690
Operating profit	67,525	128,743	145,241
Interest expense	24,845	16,443	20,954
Interest income	(618)	(1,061)	(843)
Income from continuing operations before income taxes	43,298	113,361	125,130
Income tax expense	12,887	23,421	49,397
Income from continuing operations	30,411	89,940	75,733
Loss from discontinued operations	(6,648)	(9,720)	—
Net income	$ 23,763	$ 80,220	$ 75,733
Income (loss) per common share — basic:			
Continuing operations	$ 0.27	$ 0.77	$ 0.65
Discontinued operations	(0.06)	(0.08)	—
	$ 0.21	$ 0.69	$ 0.65
Income (loss) per common share — diluted:			
Continuing operations	$ 0.27	$ 0.77	$ 0.65
Discontinued operations	(0.06)	(0.09)	—
	$ 0.21	$ 0.68	$ 0.65

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except par value)

	January 29, 2005	January 31, 2004 (as restated – see Note 2)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,521	$ 174,003
Short-term investments	—	7,500
Inventories	895,016	829,569
Deferred income taxes	73,845	65,779
Other current assets	63,400	57,452
Total current assets	1,034,782	1,134,303
Property and equipment — net	648,741	621,998
Deferred income taxes	12,820	20,060
Other assets	37,241	24,182
Total assets	$1,733,584	$1,800,543
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 149,777	$ 161,884
Accrued liabilities	262,736	253,799
Total current liabilities	412,513	415,683
Long-term obligations	159,200	204,000
Other liabilities	86,381	72,081
Commitments and contingencies		
Shareholders' equity:		
Preferred shares — authorized 2,000 shares; $0.01 par value; none issued	—	—
Common shares — authorized 298,000 shares; $0.01 par value; issued 117,495 shares and 116,927 shares, respectively; outstanding 112,780 shares and 116,594 shares, respectively	1,175	1,169
Treasury shares — 4,715 shares and 333 shares, respectively, at cost	(64,029)	(2,735)
Unearned compensation	(1,814)	—
Additional paid-in capital	472,790	466,740
Retained earnings	667,368	643,605
Total shareholders' equity	1,075,490	1,108,779
Total liabilities and shareholders' equity	$1,733,584	$1,800,543

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BIG LOTS, INC. AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
(In thousands)

	Common		Treasury		Unearned	Additional	Retained	
	Shares	Amount	Shares	Amount	Compensation	Paid-In Capital	Earnings	Total
Balance — February 2, 2002 (as previously reported)	114,398	$1,144	—	$ —	$ —	$435,970	$490,419	$ 927,533
Prior period adjustment (see Note 2)	(274)	—	274	$ (2,233)	—	—	(2,767)	(5,000)
Balance — February 2, 2002 (as restated — see Note 2)	114,124	1,144	274	(2,233)	—	435,970	487,652	922,533
Net income	—	—	—	—	—	—	75,733	75,733
Exercise of stock options and related tax effects	1,323	13	—	—	—	17,436	—	17,449
Employee benefits paid with common shares	444	5	—	—	—	4,637	—	4,642
Treasury shares acquired for deferred compensation plan	(47)	—	47	(269)	—	—	—	(269)
Balance — February 1, 2003 (as restated — see Note 2)	115,844	1,162	321	(2,502)	—	458,043	563,385	1,020,088
Net income	—	—	—	—	—	—	80,220	80,220
Exercise of stock options and related tax effects	327	3	—	—	—	4,136	—	4,139
Employee benefits paid with common shares	435	4	—	—	—	4,561	—	4,565
Treasury shares acquired for deferred compensation plan	(12)	—	12	(233)	—	—	—	(233)
Balance — January 31, 2004 (as restated — see Note 2)	116,594	1,169	333	(2,735)	—	466,740	643,605	1,108,779
Net income	—	—	—	—	—	—	23,763	23,763
Exercise of stock options and related tax effects	252	3	—	—	—	1,797	—	1,800
Employee benefits paid with common shares	316	3	—	—	—	4,764	—	4,767
Purchases of common shares	(5,427)	—	5,427	(75,000)	—	—	—	(75,000)
Treasury shares used for deferred compensation plan	74	—	(74)	216	—	—	—	216
Treasury share issuances for stock options	799	—	(799)	11,113	—	—	—	11,113
Treasury share issuances for restricted shares	172	—	(172)	2,377	(1,866)	(511)	—	—
Earned compensation on restricted shares	—	—	—	—	52	—	—	52
Balance — January 29, 2005	112,780	$1,175	4,715	$(64,029)	$(1,814)	$472,790	$667,368	$1,075,490

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BIG LOTS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Fiscal Year		
	2004	2003 (as restated – see Note 2)	2002 (as restated – see Note 2)
Operating activities:			
Net income	$ 23,763	$ 80,220	$ 75,733
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss from discontinued operations	6,648	9,720	—
Depreciation and amortization expense	101,969	92,407	85,840
Deferred income taxes	(826)	(4,471)	49,434
Loss on sale of equipment	4,063	2,471	1,056
Employee benefits paid with common shares	4,767	4,565	4,642
Partial charge-off of HCC Note and write-off of KB warrant	—	9,598	—
Other	908	435	1,362
Change in assets and liabilities, excluding the effect of discontinued operations	(70,031)	(6,126)	12,322
Net cash provided by operating activities	71,261	188,819	230,389
Investing activities:			
Capital expenditures	(135,291)	(170,175)	(110,110)
Purchase of short-term investments	(115,125)	(7,500)	—
Redemption of short-term investments	122,625	—	—
Cash proceeds from sale of equipment	245	108	2,271
Other	(210)	(324)	3,667
Net cash used in investing activities	(127,756)	(177,891)	(104,172)
Financing activities:			
Proceeds from long-term obligations	1,448,200	305,000	448,800
Payment of long-term obligations	(1,493,000)	(305,000)	(448,800)
Proceeds from the exercise of stock options	12,008	3,704	16,087
Payment for KB Toys subrogation receivable	(6,100)	—	—
Payment for treasury shares acquired	(75,000)	—	—
Treasury shares used (acquired) for deferred compensation plan	216	(233)	(269)
Deferred bank and bond fees	(1,311)	(460)	(4,466)
Net cash (used in) provided by financing activities	(114,987)	3,011	11,352
(Decrease) increase in cash and cash equivalents	(171,482)	13,939	137,569
Cash and cash equivalents:			
Beginning of year	174,003	160,064	22,495
End of year	$ 2,521	$ 174,003	$ 160,064
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 26,140	$ 17,383	$ 17,399
Cash paid for income taxes (excluding refunds)	$ 23,314	$ 45,213	$ 39,066

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Note 1 — Summary of Significant Accounting Policies

Description of Business

All references herein to the "Company" are to Big Lots, Inc. and its subsidiaries. The Company is the nation's largest broadline closeout retailer. At January 29, 2005, the Company operated a total of 1,502 stores in 46 states with 1,459 stores under the name Big Lots and 43 stores under the name Big Lots Furniture. The Company's goal is to build upon its leadership position in broadline closeout retailing by expanding its market presence in both existing and new markets. The Company's Web site is located at www.biglots.com. Wholesale operations are conducted through Big Lots Wholesale, Consolidated International, Wisconsin Toy, and with online sales at www.biglotswholesale.com. The contents of the Company's Web sites are not part of this report.

Fiscal Year

The Company follows the concept of a 52-53 week fiscal year, which ends on the Saturday nearest to January 31. Fiscal years 2004, 2003 (as restated), and 2002 (as restated) were comprised of 52 weeks.

Segment Reporting

The Company manages its business based on one segment, broadline closeout retailing. At January 29, 2005 and January 31, 2004, all of the Company's operations were located within the United States of America. The following data is presented in accordance with the Financial Accounting Standards Board ("FASB"), Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures about Segments of an Enterprise and Related Information.*

	Fiscal Year		
	2004	2003	2002
(In thousands)			
Consumables	$1,301,515	$1,251,651	$1,097,401
Home	1,244,028	1,139,887	1,061,972
Seasonal and toys	852,967	859,597	822,425
Other	976,562	923,248	886,752
Net sales	$4,375,072	$4,174,383	$3,868,550

The Home category includes furniture, domestics, and home décor departments. The Other category primarily includes electronics, apparel, home maintenance, small appliances, and tools. The Company internally evaluates and externally communicates overall sales and merchandise performance based on these key merchandising categories and believes that these categories facilitate analysis of the Company's financial performance.

Basis of Presentation

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), and include all the accounts of the Company and all of its subsidiaries. All significant intercompany transactions have been eliminated.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of significant contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

Note 1 — Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments which are unrestricted to withdrawal or use and which have an original maturity of three months or less. Cash equivalents are stated at cost, which approximates market value.

Short-term Investments

Short-term investments consist of investment-grade instruments, including auction rate preferred securities and municipal auction rate securities where the intended holding period exceeds three months. The amount of auction rate preferred securities included in short-term investments was $7.5 million at January 31, 2004. At January 31, 2004, the short-term investments were classified as available for sale. The difference between cost and fair market value was not significant. There were no auction rate preferred securities or invested funds at January 29, 2005.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. Under the retail inventory method, inventory is segregated into departments of merchandise having similar characteristics, and is stated at its current retail selling value. Inventory retail values are converted to a cost basis by applying specific average cost factors for each merchandise department. Cost factors represent the average cost-to-retail ratio for each merchandise department based on beginning inventory and the fiscal year purchase activity. The retail inventory method requires management to make judgments and contains estimates, such as the amount and timing of markdowns to clear unproductive or slow-moving inventory, which may impact the ending inventory valuation and gross profit. These assumptions are based on historical experience and current information.

Factors considered in the determination of markdowns include current and anticipated demand, customer preferences, age of the merchandise, and seasonal trends. Permanent markdowns are recorded as a gross profit reduction in the period of management's decision to initiate price reductions with the intent not to return the price to regular retail. Promotional markdowns are recorded as a gross profit reduction in the period the merchandise is sold.

Shrinkage is estimated as a percentage of sales for the period from the last physical inventory date to the end of the fiscal year. Such estimates are based on experience and the most recent physical inventory results. While it is not possible to quantify the impact from each cause of shrinkage, the Company has loss prevention programs and policies that it believes will minimize shrinkage.

Due to the nature of the Company's purchasing practices for closeout and deeply discounted merchandise, vendors and merchandise suppliers generally do not offer the Company incentives such as slotting fees, cooperative advertising allowances, buy-down agreements, or other forms of rebates that could materially reduce its cost of sales.

Intangible Assets

Trademarks, service marks, and other intangible assets are stated at cost and are amortized on a straight-line basis over a period of 15 years. Where there is an indication of impairment, the Company evaluates the fair value and future benefits of the related intangible asset and the anticipated undiscounted future net cash flows from the related intangible asset is calculated and compared to the carrying value. The Company's assumptions related to estimates of future cash flows are based on historical results of cash flows adjusted for

Note 1 — Summary of Significant Accounting Policies (Continued)

management projections for future periods. The value of the Company's intangible assets was $0.79 million and $0.55 million at January 29, 2005 and January 31, 2004, respectively. The related accumulated amortization was $0.08 million and $0.04 million at January 29, 2005 and January 31, 2004, respectively.

Property and Equipment

Property and equipment for the Company's general office, stores, regional offices, information technology services, and outbound distribution and transportation services are stated at cost. Depreciation and amortization expense are recorded using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful life or the lease term.

The estimated useful lives by major asset category are as follows:

Land improvements	15 years
Buildings and leasehold improvements	5–40 years
Fixtures and equipment	5–15 years
Transportation equipment	3–7 years

Capitalized interest was $0.6 million, $3.7 million, and $0.1 million in fiscal years 2004, 2003, and 2002, respectively.

Impairment

The Company has long-lived assets that consist primarily of property and equipment. The Company estimates useful lives on buildings and equipment using assumptions based on historical data and industry trends. Impairment is recorded if the carrying value of the long-lived asset exceeds its anticipated undiscounted future net cash flows. The Company's assumptions related to estimates of future cash flows are based on historical results of cash flows adjusted for management projections for future periods. The Company estimates the fair value of its long-lived assets using readily available market information for similar assets.

Computer Software Costs

The Company capitalizes certain computer software costs after the application development stage has been established. Capitalized computer software costs are depreciated using the straight-line method over five years. The net book value of computer software costs was $14.2 million and $12.8 million at January 29, 2005 and January 31, 2004, respectively.

Stock Options

The Company measures compensation cost for stock options issued to employees and directors using the intrinsic value-based method of accounting in accordance with Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*. The Company has adopted the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*, and, as permitted by this standard, continues to apply the recognition and measurement principles of APB No. 25, *Accounting for Stock Issued to Employees*, to its stock options and other stock-based employee compensation awards.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

The following table presents the compensation cost of the Company's stock options using the fair value method:

(In thousands, except per share amounts)	Fiscal Year 2004	Fiscal Year 2003	Fiscal Year 2002
Net income:			
As reported	$23,763	$80,220	$75,733
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effect	(3,604)	(6,034)	(5,055)
Pro forma	$20,159	$74,186	$70,678
Income per common share — basic:			
As reported	$ 0.21	$ 0.69	$ 0.65
Pro forma	$ 0.18	$ 0.64	$ 0.61
Income per common share — diluted:			
As reported	$ 0.21	$ 0.68	$ 0.65
Pro forma	$ 0.18	$ 0.63	$ 0.61

Income Taxes

The Company's income tax accounts reflect estimates of the outcome or settlement of various asserted and unasserted income tax contingencies including tax audits and administrative appeals. At any point in time, several tax years may be in various stages of audit or appeal or could be subject to audit by various taxing jurisdictions. This requires a periodic identification and evaluation of significant doubtful or controversial issues. The results of the audits, appeals, or expiration of the statute of limitations are reflected in the income tax accounts accordingly.

The Company has generated deferred tax assets and liabilities due to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has established a valuation allowance to reduce its net deferred tax assets to the balance that is more likely than not to be realized.

The effective income tax rate in any period may be materially impacted by the overall level of income (loss) before income taxes, the jurisdictional mix and magnitude of income (loss), changes in the income tax laws (which may be retroactive to the beginning of the fiscal year), changes in the expected outcome or settlement of an income tax contingency, changes in the deferred tax valuation allowance, and adjustments of a deferred tax asset or liability for enacted changes in tax laws or rates.

Pension Liabilities

Pension and other retirement benefits, including all relevant assumptions required by GAAP, are evaluated each year. Due to the technical nature of retirement accounting, outside actuaries are used to provide assistance in calculating the estimated future obligations. Since there are many assumptions used to estimate future retirement benefits, differences between actual future events and prior estimates and assumptions could result in adjustments to pension expense and obligations. Certain actuarial assumptions, such as the discount rate and expected long-term rate of return, have a significant effect on the amounts reported for net periodic pension cost and the related benefit obligations. The Company reviews external data and historical trends to help determine the discount rate and expected long-term rate of return. The Company's objective in selecting a discount rate is to identify the best estimate of the rate at which the benefit obligations would be settled on the measurement

Note 1 — Summary of Significant Accounting Policies (Continued)

date. In making this estimate, the Company reviews rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of the benefits. This process includes a review of the bonds available on the measurement date with a quality rating of Aa or better. The discount rate used to determine the net periodic pension cost for fiscal year 2004 was 6.1%. A 0.5% increase in the discount rate would reduce the net periodic pension cost by $0.2 million. A 0.5% reduction in the discount rate would increase the net periodic pension cost by $0.4 million.

To develop the expected long-term rate of return on assets, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the current or anticipated future allocation of the pension portfolio. This resulted in the selection of the 8.5% long-term rate of return on assets for fiscal year 2004. A 1.0% increase in the expected long-term rate of return would decrease the net periodic pension cost by $0.4 million. A 1.0% decrease in the expected long-term rate of return would increase the net periodic pension cost by $0.4 million.

Insurance Reserves

The Company is self-insured for certain losses relating to general liability, workers' compensation, and employee medical benefit claims, and the Company has purchased stop-loss coverage to limit significant exposure in these areas. Accrued insurance liabilities are based on claims filed and estimates of claims incurred but not reported. Such amounts are determined by applying actuarially-based calculations taking into account known trends and projections of future results. Actual claims experience can impact these calculations and, to the extent that subsequent claim costs vary from estimates, future earnings could be impacted and the impact could be material.

Fair Value

The carrying value of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximates fair value because of the relative short maturity of these items. The carrying value of the Company's short-term investments approximates fair value since the interest and dividend rates are variable and approximate current market rates. The fair value of the long-term obligations was estimated based on the quoted market prices for the sale of similar issues or on the current rates offered to the Company for obligations of the same remaining maturities. The estimated fair value of the Company's long-term obligations at January 31, 2004 was $218.0 million compared to the carrying value of $204.0 million. The carrying value of the Company's long-term obligations at January 29, 2005, approximates fair value since the interest rates are variable and approximate current market rates.

Commitments and Contingencies

In the ordinary course of its business, the Company is subject to various legal actions and claims. In connection with such actions and claims, the Company must make estimates of potential future legal obligations and liabilities, which requires the use of management's judgment on the outcome of various issues. Management may also use outside legal counsel to assist in the estimating process; however, the ultimate outcome of various legal issues could be materially different from management's estimates and adjustments to income could be required. The assumptions used by management are based on the requirements of SFAS No. 5, *Accounting for Contingencies*. The Company will record, if material, a liability when it has determined that the occurrence of a loss contingency is probable and the loss amount can be reasonably estimated, and it will disclose the related facts in the notes to its financial statements. If the Company determines that the occurrence of a loss contingency is reasonably possible or that it is probable but the loss cannot be reasonably estimated, the Company will, if material, disclose the nature of the loss contingency and the estimated range of possible loss or include a statement that no estimate of loss can be made. The Company makes these determinations in consultation with its attorneys.

Note 1 — Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company recognizes retail sales in its stores at the time the customer takes possession of merchandise. All sales are net of discounts and returns and exclude sales tax. The reserve for retail merchandise returns is based on the Company's prior experience.

Wholesale sales are recognized in accordance with the shipping terms agreed upon on the purchase order. Wholesale sales are predominantly recognized under free on board ("FOB") origin where title and risk of loss pass to the buyer when the merchandise leaves the Company's distribution facility. However, when the shipping terms are FOB destination, recognition of sales revenue is delayed until completion of delivery to the designated location.

The Company recognizes gift card sales revenue at the time of redemption. The liability for the gift cards is established for the cash value at the time of purchase. The liability for outstanding gift cards is recorded in accrued liabilities.

The Company offers price hold contracts on selected furniture merchandise. Revenue for price hold contracts is recognized when the customer makes the final payment and takes possession of the merchandise. In the event that a sale is not consummated, liquidated damages are recorded as the lesser of: a) $25; b) 10% of the merchandise purchase price (exclusive of sales tax); or c) the amounts deposited by the customer. Cash paid by the customers is recorded in accrued liabilities.

Other Comprehensive Income

The Company's comprehensive income is equal to net income, as there are no items that qualify as other comprehensive income.

Cost of Sales

Cost of sales includes the cost of merchandise (including related inbound freight to the Company's distribution centers, duties, and commissions), markdowns, and inventory shrinkage, net of cash discounts and rebates. The Company classifies outbound distribution and transportation costs as selling and administrative expenses. Due to this classification, the Company's gross profit rates may not be comparable to those of other retailers that include outbound distribution and transportation costs in cost of sales.

Selling and Administrative Expenses

The Company includes store expenses (such as payroll and occupancy costs), outbound distribution and transportation costs to the Company's stores, advertising, purchasing, insurance, and overhead costs in selling and administrative expenses. Selling and administrative expense rates may not be comparable to those of other retailers that include outbound distribution and transportation costs in cost of sales.

Outbound distribution and transportation costs were $229.8 million, $209.7 million, and $186.9 million for fiscal years 2004, 2003, and 2002, respectively.

Rent Expense

Rent expense is recognized over the term of the lease. The Company recognizes minimum rent starting when possession of the property is taken from the landlord, which normally includes a construction period prior to store opening. When a lease contains a predetermined fixed escalation of the minimum rent, the Company recognizes the related rent expense on a straight-line basis and records the difference between the recognized rental expense and the amounts payable under the lease as deferred incentive rent. The Company also receives

Note 1 — Summary of Significant Accounting Policies (Continued)

tenant allowances, which are recorded in deferred incentive rent and are amortized as a reduction to rent expense over the term of the lease. Deferred incentive rent is reflected in other liabilities.

Certain leases provide for contingent rents that are not measurable at inception. These contingent rents are primarily based on a percentage of sales that are in excess of a predetermined level. These amounts are excluded from minimum rent and are included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

Advertising Expense

Advertising costs are expensed as incurred and consist primarily of print and television advertisements. Advertising expenditures were $102.4 million, $106.9 million, and $97.1 million for fiscal years 2004, 2003, and 2002, respectively.

Earnings per Share

Basic earnings per share are calculated using the weighted-average number of shares outstanding during the period. Diluted earnings per share includes the additional dilutive effect of stock options, calculated using the treasury stock method.

Store Pre-opening Costs

Pre-opening costs related to new store openings and the construction periods are expensed as incurred.

Discontinued Operations

The reserve for discontinued operations includes management's estimate of the Company's potential liability under its lease and mortgage obligations which have been rejected by KB Acquisition Corporation and certain affiliated entities (collectively, "KB") as part of its bankruptcy proceeding. For a discussion of the discontinued operations, refer to Note 3 (KB Toys Matters) to the Consolidated Financial Statements in this Annual Report on Form 10-K.

Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation. Such reclassifications had no effect on the Company's financial condition or results of operations.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payments*. This standard supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and amends SFAS No. 95, *Statement of Cash Flows*. SFAS No. 123 (revised 2004) requires the use of the fair value method and eliminates the Company's ability to account for share-based compensation using the intrinsic method prescribed in APB Opinion No. 25, *Accounting for Stock Issued to Employees*, which was permitted under SFAS No. 123, as originally issued. This standard will apply to all awards granted, modified, cancelled, or repurchased after that date as well as the unvested portion of prior awards. The Company is currently evaluating the provisions of this standard and will begin expensing stock options in fiscal year 2006.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs — an Amendment of Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing*. This standard provides clarification that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current period charges. In addition, this standard requires that allocation of fixed production overhead to the costs of

Note 1 — Summary of Significant Accounting Policies (Continued)

conversion be based on the normal capacity of the production facilities' period charges regardless of whether they meet the criterion of abnormal. This standard is effective for the Company in fiscal year 2006. The Company is evaluating the impact of this standard and does not expect the adoption of this standard to have a material impact on the Company's financial condition, results of operations, or liquidity.

Note 2 — Restatement of Previously Issued Consolidated Financial Statements

In light of views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission ("SEC") on February 7, 2005, the Company reviewed its accounting practices for operating leases.

Under the requirements of the FASB Technical Bulletin 85-3, *Accounting for Operating Leases with Scheduled Rent Increases*, rent expense should be amortized on a straight-line basis over the term of the lease. In prior periods, the Company had determined that the term of the lease began on the earlier of the commencement date of the lease or the store opening date, rather than at the time the Company took physical possession of the property to start construction of leasehold improvements. This had the effect of excluding the construction period of the stores from the straight-line rent calculation. The Company has corrected its accounting policy to begin the lease term at the possession date. The Company has restated its previously reported financial statements to correct its accounting to include construction periods in store operating leases.

In addition, under FASB Technical Bulletin 88-1, *Issues Relating to Accounting for Leases*, lease incentives such as tenant allowances received from the landlord to cover construction costs incurred by the Company should be reflected as a deferred liability, amortized over the term of the lease and reflected as a reduction to rent expense. The Company had previously classified tenant allowances as a reduction to property and equipment instead of as a deferred lease credit on the Consolidated Balance Sheets. As a result, the Company also amortized the deferred lease credit over the asset life instead of over the lease term and reflected the amortization as a reduction to depreciation expense instead of as a reduction to rent expense and reflected tenant allowances as a reduction of capital expenditures within investing activities instead of a change in operating activities in the Consolidated Statements of Cash Flows. The Company reassessed this accounting policy and has corrected its accounting policy to treat lease incentives received as a deferred liability amortized over the lease term. The Company has also restated the previously reported Consolidated Financial Statements to properly account for tenant allowances.

Subsequent to the issuance of the Company's fiscal 2003 financial statements, the Company's management determined that investments in certain mutual funds and company stock associated with a non-qualified deferred compensation plan were incorrectly presented as cash instead of non-current assets and treasury stock on the Consolidated Balance Sheet. Furthermore, the corresponding deferred compensation liability was incorrectly presented as a current liability instead of a non-current liability and the acquisition of treasury stock was incorrectly presented as a component of operating activity instead of financing activity in the Consolidated Statements of Cash Flows.

The Company evaluated the materiality of these corrections on its financial statements and concluded that the incremental impact of these corrections is not material to any quarterly or annual period; however, the cumulative effect of these corrections is material to the fourth quarter of fiscal year 2004. As a result, the Company has recorded the cumulative effect as of fiscal year 2000, and has restated the Consolidated Balance Sheet at January 31, 2004, and the Consolidated Statements of Operations, Shareholders' Equity and Cash Flows for the years ended January 31, 2004 and February 1, 2003 in this Annual Report on Form 10-K. The Company has restated the quarterly financial information for fiscal year 2003, and the first three quarters of fiscal year 2004 included in this Annual Report on Form 10-K.

The restatement primarily resulted in a decrease to net income of $1.0 million and $0.8 million in fiscal years 2003 and 2002, respectively. The restatement did not impact income (loss) from discontinued operations and the related per

Note 2 — Restatement of Previously Issued Consolidated Financial Statements (Continued)

common share calculations. The cumulative effect of these accounting corrections reduced retained earnings by $2.8 million at the beginning of fiscal year 2002. Additionally, the restatement resulted in an increase in cash flows provided by operating activities of $3.9 million and $7.1 million in fiscal years 2003 and 2002, respectively. Additionally, the restatement resulted in an increase in cash used in investing activities of $6.5 million and $7.4 million in fiscal year 2003 and 2002, respectively.

Investments in auction rate preferred securities and municipal auction rate securities (collectively, auction rate securities) have been reclassified from cash and cash equivalents to short-term investments on the Consolidated Balance Sheet at January 31, 2004. This reclassification was made because the auction rate securities had stated maturities beyond three months. The amount of auction rate securities included in short-term investments was $7.5 million at January 31, 2004. There were no auction rate securities at January 29, 2005. The auction rate securities reclassification resulted in an increase of purchases of short-term investments and an increase of net cash used in investing activities of $7.5 million in the fiscal year 2003 Consolidated Statement of Cash Flows. The auction rate securities resulted in an increase of $115.1 million in purchases of short-term investments and an increase of $122.6 million in the redemption of short-term investments in the fiscal year 2004 Consolidated Statement of Cash Flows. The reclassifications had no impact on the Company's results of operations or financial condition.

The Company's inventory of maintenance parts and certain deposits aggregating $6.1 million have been reclassified from other current assets to other long-term assets on the Consolidated Balance Sheet at January 31, 2004, to reflect the expected use of those assets. Self-insurance reserves in the amount of $38.2 million have been reclassified from accrued liabilities to other liabilities on the Consolidated Balance Sheet at January 31, 2004 to reflect the projected timing of payments. Deferred income tax assets of $13.1 million related to these reclassifications have been reclassified from current assets to long-term assets on the Consolidated Balance Sheet at January 31, 2004.

The following tables summarize the effect of the restatement adjustments and reclassifications in the Consolidated Financial Statements:

Fiscal Year 2003	As Previously Reported	Adjustments	As Restated
(In thousands, except per share amounts)			
Selling and administrative expenses	$1,616,031	$(92,118)	$1,523,913
Depreciation expense	—	93,703	93,703
Operating profit	130,328	(1,585)	128,743
Income from continuing operations before income taxes	114,946	(1,585)	113,361
Income tax expense	24,051	(630)	23,421
Net income	$ 81,175	$ (955)	$ 80,220
Income (loss) per common share — basic:			
Continuing operations	$ 0.78	$ (0.01)	$ 0.77
Discontinued Operations	(0.08)	—	(0.08)
	$ 0.70	$ (0.01)	$ 0.69
Income (loss) per common share — diluted:			
Continuing operations	$ 0.78	$ (0.01)	$ 0.77
Discontinued Operations	(0.09)	—	(0.09)
	$ 0.69	$ (0.01)	$ 0.68

Note 2 — Restatement of Previously Issued Consolidated Financial Statements **(Continued)**

Fiscal Year 2002 *(In thousands, except per share amounts)*	As Previously Reported	Adjustments	As Restated
Selling and administrative expenses	$1,485,265	$(84,279)	$1,400,986
Depreciation expense	—	85,690	85,690
Operating profit	146,652	(1,411)	145,241
Income from continuing operations before income taxes	126,541	(1,411)	125,130
Income tax expense	49,984	(587)	49,397
Net income	$ 76,557	$ (824)	$ 75,733
Income (loss) per common share — basic:			
Continuing operations	$ 0.66	$ (0.01)	$ 0.65
Discontinued Operations	—	—	—
	$ 0.66	$ (0.01)	$ 0.65
Income (loss) per common share — diluted:			
Continuing operations	$ 0.66	$ (0.01)	$ 0.65
Discontinued Operations	—	—	—
	$ 0.66	$ (0.01)	$ 0.65

January 31, 2004 *(In thousands)*	As Previously Reported	Reclassifications	Adjustments	As Reclassified and Restated
ASSETS				
Cash and cash equivalents	$ 191,228	$ (7,500)	$ (9,725)	$ 174,003
Short-term investments	—	7,500	—	7,500
Deferred income taxes	82,406	(13,053)	(3,574)	65,779
Other current assets	64,397	(6,053)	(892)	57,452
Total current assets	1,167,600	(19,106)	(14,191)	1,134,303
Property and equipment — net	605,527	—	16,471	621,998
Deferred income taxes	422	13,053	6,585	20,060
Other assets	11,139	6,053	6,990	24,182
Total assets	$1,784,688	$ —	$ 15,855	$1,800,543
LIABILITIES AND SHAREHOLDERS' EQUITY				
Accrued liabilities	$ 301,702	$(38,178)	$ (9,725)	$ 253,799
Total current liabilities	463,586	(38,178)	(9,725)	415,683
Other liabilities	1,042	38,178	32,861	72,081
Treasury shares	—	—	(2,735)	(2,735)
Retained earnings	648,151	—	(4,546)	643,605
Total shareholders' equity	1,116,060	—	(7,281)	1,108,779
Total liabilities and shareholders' equity	$1,784,688	$ —	$ 15,855	$1,800,543

***Note 2 — Restatement of Previously Issued Consolidated Financial Statements* (Continued)**

Fiscal Year 2003	**As Previously Reported**	**Reclassification**	**Adjustments**	**As Reclassified and Restated**
(In thousands)				
Net cash provided by operating activities	$ 184,910	$ —	$ 3,909	$ 188,819
Net cash used in investing activities	(163,934)	(7,500)	(6,457)	(177,891)
Net cash provided by financing activities	3,244	—	(233)	3,011
Increase (decrease) in cash and cash equivalents	24,220	(7,500)	(2,781)	13,939
Cash and cash equivalents:				
Beginning of year	167,008	—	(6,944)	160,064
End of year	$ 191,228	$ (7,500)	$ (9,725)	$ 174,003

Fiscal Year 2002	**As Previously Reported**	**Reclassification**	**Adjustments**	**As Restated**
(In thousands)				
Net cash provided by operating activities	$ 223,321	$ —	$ 7,068	$ 230,389
Net cash used in investing activities	(96,756)	—	(7,416)	(104,172)
Net cash (used in) provided by financing activities	11,621	—	(269)	11,352
Increase (decrease) in cash and cash equivalents	138,186	—	(617)	137,569
Cash and cash equivalents:				
Beginning of year	28,822	—	(6,327)	22,495
End of year	$ 167,008	$ —	$ (6,944)	$ 160,064

Note 3 — KB Toys Matters

On January 14, 2004, KB filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. KB acquired the KB Toys business from the Company pursuant to a Stock Purchase Agreement dated as of December 7, 2000 (the "KB Stock Purchase Agreement").

The Company analyzed the information currently available regarding the effect of KB's bankruptcy filing on the various continuing rights and obligations of the parties to the KB Stock Purchase Agreement, including: a) an outstanding note from Havens Corners Corporation, a subsidiary of KB Acquisition Corporation and a party to the bankruptcy proceedings ("HCC"), to the Company, and an accompanying warrant to acquire common stock of KB Holdings, Inc., the ultimate parent of KB and a party to the bankruptcy proceedings ("KB Holdings"); b) the status of KB's indemnification obligations to the Company with respect to guarantees of KB store leases by the Company and guarantees (relating to lease and mortgage obligations) for which the Company has indemnification obligations arising out of its 1996 acquisition of the KB Toys business from Melville Corporation (now known as CVS New York, Inc., and together with its subsidiaries "CVS"); and c) the status of the Company's and KB's other indemnification obligations to each other with respect to general liability claims, representations and warranties, litigation, taxes, and other payment obligations pursuant to the KB Stock Purchase Agreement. When and to the extent the Company believes that a loss is probable and can be reasonably estimated, the Company records a liability. The Company recorded a $3.7 million charge (net of tax) in the fourth quarter of fiscal year 2003 associated with the estimated impact of the KB bankruptcy, which was comprised of a $10.6 million benefit (net of tax) related to the partial charge-off of the HCC Note and KB Warrant (as each is defined below) and a $14.3 million charge (net of tax) related to KB guarantee obligations. As discussed below, the Company recorded an additional $6.6 million charge (net of tax) in the third quarter of fiscal year 2004 related to the estimated impact of additional guarantee obligations resulting from the KB bankruptcy.

In connection with the sale of the KB Toys business, the Company received $258.0 million in cash and a 10-year note from HCC in the aggregate principal amount of $45.0 million. This note bears interest, on an in-kind basis, at the rate of 8.0% per annum (principal and interest together known as the "HCC Note"). The Company also received a warrant to acquire up to 2.5% of the common stock of KB Holdings for a stated price per share ("KB Warrant"). At the time of the sale (the fourth quarter of fiscal year 2000), the Company evaluated the fair value of the HCC Note received as consideration in the transaction and recorded the HCC Note at its then estimated fair value of $13.2 million. The estimated fair value of the HCC Note was based on several factors, including fair market evaluations obtained from independent financial advisors at the time of the sale, the Company's knowledge of the underlying KB Toys business and industry, and the risks inherent in receiving no cash payments until the HCC Note matured in 2010. During fiscal year 2002 and until KB's bankruptcy filing, the Company recorded the interest earned and accretion of the discount utilizing the effective interest rate method and provided necessary reserves against such amounts as a result of its evaluations of the carrying value of the HCC Note. As of February 1, 2003 and February 2, 2002, the carrying value of the HCC Note was $16.1 million. For tax purposes, the HCC Note was originally recorded at its face value of $45.0 million, and the Company incurred tax liability on the interest, which was accrued but was not payable. This resulted in the HCC Note having a tax basis that was greater than the carrying value on the Company's books.

The HCC Note became immediately due and payable at the time of KB's bankruptcy filing. The Company engaged an independent investment advisory firm to assist the Company in estimating the fair value of the HCC Note and KB Warrant for both book and tax purposes. As a result, the Company charged off a portion of the HCC Note and wrote down the full value of the KB Warrant resulting in a book value of the HCC Note of $7.3 million, and accordingly recorded a net charge (before tax) to continuing operations in the fourth quarter of fiscal year 2003 in the amount of $9.6 million. In addition, as a result of the bankruptcy filing and the partial charge-off, the Company recorded a tax benefit of $20.2 million in the fourth quarter of fiscal year

Note 3 — KB Toys Matters **(Continued)**

2003. A substantial portion of this tax benefit reflects the charge-off of the higher tax basis of the HCC Note. The book value of the HCC Note was $7.3 million at January 29, 2005, and January 31, 2004. The HCC Note is recorded as a component of long-term assets on the Consolidated Balance Sheets at January 29, 2005, and January 31, 2004.

When the Company acquired the KB Toys business from CVS in May 1996, the Company provided, among other things, an indemnity to CVS with respect to any losses resulting from KB's failure to pay all monies due and owing under any KB lease or mortgage obligation guaranteed by CVS. The typical form of the CVS guarantee provides that the terms of the underlying lease may be extended, amended, modified or in any way changed without the consent of the guarantor. While the Company controlled the KB Toys business, the Company provided guarantees containing terms similar to the CVS guarantees with respect to a limited number of additional store leases. As part of the KB sale, and in accordance with the terms of the KB Stock Purchase Agreement, KB similarly agreed to indemnify the Company with respect to all lease and mortgage obligations, including those guaranteed by CVS and those guaranteed by the Company. To the Company's knowledge, the Company has guarantee or indemnification obligations, as of January 29, 2005, with respect to: a) approximately 390 KB store leases; b) two distribution center leases; c) KB's main office building lease; and d) a first mortgage on a distribution center located in Pittsfield, Massachusetts (the "Pittsfield DC").

In connection with the bankruptcy, KB is generally required to continue to make lease payments with respect to all non-residential real estate leases until the bankruptcy court approves KB's decision to reject a lease and KB vacates the leased premises that it rejects. If KB rejects a lease that has been guaranteed by the Company or by CVS, because KB can reject its indemnification obligations to the Company, the Company could be liable for all or a portion of the lease obligations with respect to the rejected leases, subject to many factors, including the landlord's duty to mitigate, and the validity of the applicable guarantee. On February 25, 2004, the Company announced that KB had rejected 389 store leases, of which the Company believes it has guarantee or indemnification obligations relating to approximately 90. The Company engaged an independent real estate valuation firm to assist in the analysis of the Company's potential liability with respect to the 90 guaranteed leases. Based upon analysis of the information then available, the Company recorded a charge to discontinued operations for rent and legal expenses in the fourth quarter of fiscal year 2003 in the amount of $14.3 million (net after a $9.7 million tax benefit) to reflect its best estimate of this loss contingency.

On October 26, 2004, KB announced its intent to close an additional 141 to 238 underperforming stores and reject those leases by January 31, 2005. At October 30, 2004, the Company believed that KB had rejected approximately 598 store leases and that the Company has guarantee or indemnification obligations relating to approximately 162 of those leases (including 72 resulting from KB's October 26, 2004, announcement). Using the same methodology to analyze the Company's potential liability with respect to these additional guaranteed leases, the Company recorded a charge to discontinued operations in the third quarter of fiscal year 2004 in the amount of $4.9 million (net after a $3.7 million tax benefit) to reflect its best estimate of this loss contingency. Since October 30, 2004, the Company believes that KB has both rejected a limited number of additional store leases and withdrew its previous rejection of certain other store leases. KB's actions have resulted in a net increase of approximately 5 store lease rejections (bringing the total rejections to approximately 167), for which the Company believes it has guarantee or indemnification obligations. No additional charges related to the guarantee obligations have been recorded by the Company since October 30, 2004.

On March 10, 2004, the Company announced that it had received notice of a default relating to a first mortgage on the Pittsfield DC. As a result of KB's bankruptcy filing, the mortgage holder declared an event of default and claimed that the loan had become immediately due and payable (the "Pittsfield DC Note"). The Company was informed that, as of January 14, 2004, the Pittsfield DC Note had an outstanding principal balance of approximately $6.3 million plus accrued interest of approximately $21,000. Additionally, the mortgage holder

Note 3 — KB Toys Matters **(Continued)**

claimed that a make-whole premium of approximately $1.5 million was also due and payable. On November 5, 2004, the Company satisfied its indemnity obligation with respect to the Pittsfield DC Note at a cost of $8.4 million. The Company engaged an independent real estate valuation firm to assist it in the analysis of the Company's potential loss arising from the indemnification payment related to the Pittsfield DC Note. Based upon analysis of the information then available, the Company recorded a charge to discontinued operations in the third quarter of fiscal year 2004 in the amount of $1.7 million (net after a $1.0 million tax benefit) to reflect its best estimate of the difference between the subrogation rights ($6.1 million) flowing from the indemnification payment and the net realizable value of the Pittsfield DC.

The Company intends to take an active role in limiting its potential liability with respect to KB store lease obligations and the Pittsfield DC Note. The Company is not aware of any additional rejections of the remaining store leases guaranteed by the Company, or a rejection of the two distribution center leases or the lease on KB's main office building. It is the Company's belief that both distribution centers have been sublet by KB to unaffiliated third parties and that KB intends to retain the lease on its main office building. In its October 26, 2004, announcement, KB stated that it believed this would be the final round of store closings before its emergence from bankruptcy. Nevertheless, due to the nature of the KB bankruptcy, the Company is unable to determine at this time whether any additional liability will result from the remaining leases guaranteed by the Company or CVS that have not yet been rejected by KB. Moreover, since the typical form of guarantee permits an extension, amendment, modification or other change, the Company is unable to estimate its maximum potential amount of future payments, if any, required to satisfy lease guarantees. In the event additional leases are rejected, any related charge would be to discontinued operations. Management does not believe that such a charge would have a material adverse effect on the Company's financial condition, results of continuing operations, or liquidity.

In addition to including KB's indemnity of the Company with respect to lease and mortgage obligations, the KB Stock Purchase Agreement contains mutual indemnifications of KB by the Company and of the Company by KB. These indemnifications relate primarily to losses arising out of general liability claims, breached or inaccurate representations or warranties, shared litigation expenses, other payment obligations, and taxes. Under a tax indemnification provision in the KB Stock Purchase Agreement, the Company is to indemnify KB for tax losses generally related to the periods prior to the Company's sale of KB. The Company continues to assess the effect of the KB bankruptcy on such mutual indemnification obligations and has not made any provision for loss contingencies with respect to any non-lease or non-tax related indemnification obligations. At this time, management does not believe that such a charge would have a material adverse effect on the Company's financial condition, results of continuing operations, or liquidity.

The following are the components of discontinued operations:

	Fiscal Year		
	2004	2003	2002
(In thousands)			
Loss on disposal of KB Toys business, net of income tax benefit of $4,672, $14,691, and $4,000 in fiscal years 2004, 2003, and 2002, respectively	$(6,648)	$(9,720)	$ —

During fiscal year 2003, the Internal Revenue Service (the "IRS") concluded its field examination of the Company's consolidated income tax returns for the fiscal year 1997 through fiscal year 2000 cycle. The consolidated income tax returns for that cycle included the KB Toys business. In the fourth quarter of fiscal year 2003, the fiscal year 1997 through fiscal year 2000 IRS examination cycle was substantially resolved when the congressional Joint Committee on Taxation found no exception to the IRS field examination report (refer to Note 6 (Income Taxes) to the Consolidated Financial Statements in this Annual Report on Form 10-K

Note 3 — KB Toys Matters **(Continued)**

for further discussion). The Company has also received substantial resolution with the Appeals Division of the IRS related to a KB income tax matter for fiscal year 1996 in conjunction with the MacFrugal's Bargains Close-outs, Inc. ("MFI") appeal (refer to Note 6 (Income Taxes) to the Consolidated Financial Statements in this Annual Report on Form 10-K for further discussion). Discontinued operations also reflect the substantial resolution and closure of tax audit activity, the closing of the statute of limitations, and changes in the expected outcome of tax contingencies related to KB state and local non-income tax matters. As a result of the substantial resolution and closure of these items, the Company has reversed previously accrued income taxes of approximately $4.7 million, and sales and use taxes of approximately $1.1 million related to discontinued operations.

On February 9, 2005 the Company commenced a suit in the Delaware Chancery Court against certain of the officers, directors and shareholders of KB alleging fraud, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, unjust enrichment, and civil conspiracy. On March 3, 2005, the United States Bankruptcy Court District of Delaware, finding that litigating the state court action would distract KB's management and thereby hinder its ability to focus on a successful reorganization, temporarily enjoined the Company's suit until July 15, 2005, assuming KB or the Official Committee of Unsecured Creditors propose a confirmable plan of reorganization by May 15, 2005. The Company intends to vigorously prosecute this action to recover its damages arising from defendants' actions resulting in KB's inability to satisfy the HCC Note.

Note 4 — Long-Term Obligations

On October 29, 2004, the Company paid all outstanding amounts and terminated all commitments related to the $204.0 million in senior notes privately placed in 2001 (the "Senior Notes") and repaid all amounts outstanding and terminated all commitments under its $300.0 million secured revolving credit agreement entered in 2001 (the "2001 Credit Agreement"). Due to the early termination of the Senior Notes and the 2001 Credit Agreement, fiscal year 2004 interest expense included debt prepayment charges of $8.9 million. The Senior Notes carried a weighted-average yield of 8.2% at the time of termination and ranked pari passu with the 2001 Credit Agreement. The Senior Notes and 2001 Credit Agreement were collateralized by inventories. All security interests in the collateral were released when the Senior Notes and 2001 Credit Agreement were terminated.

Also on October 29, 2004, the Company entered into a $500.0 million unsecured credit facility with a syndicate of lenders (the "2004 Credit Agreement"). The 2004 Credit Agreement is scheduled to mature on October 28, 2009. The proceeds of the 2004 Credit Agreement are available for general corporate purposes, working capital, and to repay certain indebtedness of the Company, including amounts due under the 2001 Credit Agreement and the Senior Notes. The pricing and fees related to the 2004 Credit Agreement fluctuate based on the Company's debt rating. Loans made under the 2004 Credit Agreement may be prepaid by the Company without penalty. The 2004 Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens and investments, as well as the maintenance of two financial ratios — a leverage ratio and a fixed charge coverage ratio. A violation of these covenants could result in a default under the 2004 Credit Agreement, which would permit the lenders to restrict the Company's ability to further access the 2004 Credit Agreement for loans and letters of credit, and require the immediate repayment of any outstanding loans under the 2004 Credit Agreement. The Company was in compliance with its financial covenants at January 29, 2005.

The 2004 Credit Agreement permits, at the Company's option, borrowings at various interest rate options based on the prime rate or London InterBank Offering Rate plus applicable margin. The 2004 Credit Agreement also permits, as applicable, borrowings at various interest rate options mutually agreed upon by the Company and the lenders. The weighted average interest rate of the outstanding loans at January 29, 2005, was 3.2%. The Company typically repays and/or borrows on a daily basis in accordance with the terms of the

Note 4 — Long-Term Obligations **(Continued)**

2004 Credit Agreement. The daily activity is a net result of the Company's liquidity position, which is affected by: a) cash inflows such as store cash, and other miscellaneous deposits; and b) cash outflows such as check clearings, wire and other electronic transactions, and other miscellaneous disbursements.

In addition to revolving credit loans, the 2004 Credit Agreement includes a $30.0 million swing loan sub-limit, a $50.0 million bid loan sub-limit, and a $150.0 million letter of credit sub-limit. At January 29, 2005, the total borrowings outstanding under the 2004 Credit Agreement were $159.2 million, which total amount was comprised of $129.2 million in revolving credit loans, $30.0 million in swing loans, and no bid loans. The borrowings outstanding under the 2004 Credit Agreement principally reflect the Company's increased purchases of merchandise during the third quarter of fiscal year 2004 and those amounts used to terminate the Senior Notes. The borrowings available under the 2004 Credit Agreement, after taking into account the reduction of availability resulting from outstanding letters of credit totaling $56.2 million, were $284.6 million at January 29, 2005.

Note 5 — Commitments and Contingencies

The Company is or may be subject to certain commitments and contingencies, including legal proceedings, taxes, insurance, and other matters that are incidental to its ordinary course of business. The Company will, if material, record a liability when it has determined that the occurrence of a loss contingency is probable and the loss can be reasonably estimated, and it will disclose the related facts in the notes to its financial statements. If the Company determines that the occurrence of a loss contingency is reasonably possible or that it is probable but the loss cannot be reasonably estimated, the Company will, if material, disclose the nature of the loss contingency and the estimated range of possible loss or include a statement that no estimate of loss can be made. The Company makes these determinations in consultation with its attorneys.

The Company has purchase obligations for retail merchandise issued in the ordinary course of the Company's business that are valued at $448.8 million, the entirety of which represents obligations due within one year of January 29, 2005. Purchase obligations also include a commitment for future inventory purchases totaling $307.3 million at January 29, 2005. The Company is not required to meet any periodic minimum purchase requirements under this commitment. The term of the commitment extends until the purchase requirements of the commitment are satisfied.

The Company is involved in legal actions and claims, including various employment-related matters, arising in the ordinary course of business. The Company currently believes that such actions and claims, both individually and in the aggregate, will be resolved without material effect on the Company's financial condition, results of operations, or liquidity. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

The Company announced on August 20, 2003, that it reached a preliminary agreement to settle the Company's two California class action lawsuits filed in the Superior Court of San Bernardino County, California, relating to the calculation of earned overtime wages for certain former and current store managers and assistant store managers in that state. Each of the lawsuits was filed by plaintiffs who are current or former store managers or assistant store managers on behalf of themselves and other similarly situated store managers and assistant store managers. Final court approval of the proposed settlement was received on February 4, 2004. During the fourth quarter of fiscal year 2003, the Company adjusted the total related charge to $5.7 million (net of tax), $0.6 million lower than its original estimate which was recorded during the second quarter of fiscal year 2003.

The Company announced on August 20, 2003, that it had reached a preliminary agreement to settle a national class action lawsuit relating to certain advertising practices of KB Toys. The Court issued a final order

Note 5 — Commitments and Contingencies **(Continued)**

approving the agreement during the fourth quarter of fiscal year 2003. The Company contributed $2.1 million toward the settlement and accordingly, a charge of $1.2 million (net of tax) was recorded to discontinued operations in the third quarter of fiscal year 2003.

On January 14, 2004, KB filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. KB acquired the KB Toys business from the Company pursuant to a Stock Purchase Agreement dated as of December 7, 2000. The Company recorded a $3.7 million charge (net of tax) in the fourth quarter of fiscal year 2003 associated with the estimated impact of the KB bankruptcy, which was comprised of a $10.6 million benefit (net of tax) related to the partial charge-off of the HCC Note and KB Warrant and a $14.3 million charge (net of tax) related to KB guarantee obligations. The Company recorded an additional $6.6 million charge (net of tax) in the third quarter of fiscal year 2004 related to the estimated impact of additional guarantee obligations resulting from the KB bankruptcy. For a discussion of discontinued operations, refer to Note 3 (KB Toys Matters) to the Consolidated Financial Statements in this Annual Report on Form 10-K.

In November 2004, the Company was served a civil complaint wherein it was alleged that the Company has violated Fair Labor Standards Act regulations by misclassifying as exempt employees its furniture department managers, sales managers, and assistant managers. This lawsuit was filed as a putative collective action in the United States District Court for the Eastern District of Texas, Texarkana Division. A similar action was filed at the end of November 2004, in the United States District Court for the Eastern District of Louisiana. This lawsuit was also filed as a putative collective action alleging that the Company violated the Fair Labor Standards Act by misclassifying as exempt assistant managers. As of January 29, 2005, formal discovery had just begun in each matter and the Company could not make a determination as to the probability of a loss contingency resulting from either of these lawsuits or the estimated range of possible loss, if any. The Company intends to vigorously defend itself against the allegations levied in both lawsuits. However, the ultimate resolution of these matters could have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

The Company is self-insured for certain losses relating to general liability, workers' compensation, and employee medical benefit claims, and the Company has purchased stop-loss coverage in order to limit significant exposure in these areas. Accrued insurance liabilities are actuarially determined based on claims filed and estimates of claims incurred but not reported. With the exception of self-insured claims, taxes, employment-related matters, the lawsuits described above, and the liabilities described above that relate to the KB bankruptcy, the Company has not recorded any additional significant liabilities for other commitments and contingencies.

Note 6 — Income Taxes

The provision (benefit) for income taxes from continuing operations was comprised of the following:

	Fiscal Year		
(In thousands)	2004	2003	2002
Federal — current	$ 9,481	$11,133	$(2,310)
State and local — current	(275)	7,612	2,273
Deferred — federal, state and local	3,681	4,676	49,434
Income tax provision	$12,887	$23,421	$49,397

The deferred income tax benefit from discontinued operations was $4.5 million for fiscal year 2004 and $9.1 million for fiscal year 2003.

Note 6 — Income Taxes **(Continued)**

A reconciliation between the statutory federal income tax rate and the effective income tax rate was as follows:

	Fiscal Year		
	2004	2003	2002
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:			
State and local income taxes, net of federal tax benefit	(1.2)	3.3	1.9
Work opportunity tax credits	(2.9)	(1.2)	(0.6)
Valuation allowance	0.9	(11.3)	3.8
Reversal of previously accrued federal taxes	—	(5.8)	—
Other, net	(2.0)	0.7	(0.6)
Effective income tax rate	29.8%	20.7%	39.5%

The reduction in the valuation allowance in fiscal year 2003 primarily relates to the reversal of the deferred tax asset associated with the HCC Note. The full face value of the HCC Note and subsequent interest income was included in the Company's income tax returns. In fiscal year 2001, the Company believed it would sell the HCC Note to an unrelated third party at an amount equal to the fair value of the HCC Note as reflected on its financial statements. A sale of the HCC Note would have resulted in a capital loss that the Company believed that it could not have utilized. A valuation allowance of approximately $15 million was recorded through the end of fiscal year 2002 as an offset to the federal and state deferred tax assets which represented the difference between the Company's book and tax basis of the HCC Note.

Income tax payments and refunds were as follows:

	Fiscal Year		
	2004	2003	2002
(In thousands)			
Income taxes paid	$ 23,314	$45,213	$ 39,066
Income taxes refunded	(10,183)	(3,692)	(74,758)
Net income taxes paid (refunded)	$ 13,131	$41,521	$(35,692)

In fiscal year 2002, the Company received federal tax refunds of $62.5 million relating to the carryback of the fiscal year 2000 net operating loss resulting from the sale of the KB Toys business.

***Note 6 — Income Taxes* (Continued)**

Deferred taxes reflect the effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows:

(In thousands)	January 29, 2005	January 31, 2004
Deferred tax assets:		
Uniform inventory capitalization	$ 29,904	$ 24,175
Workers' compensation and other insurance reserves	29,278	25,135
Depreciation and fixed asset basis differences	16,221	12,815
KB store lease and other discontinued operations contingencies	13,128	9,866
State tax net operating losses, net of federal tax benefit	12,843	12,642
Capital loss carryover	11,045	10,740
Accrued state taxes	10,209	10,278
Accrued rent	8,151	8,085
HCC Note	1,666	1,675
Valuation allowances	(18,116)	(17,411)
Other	41,662	40,739
Total deferred tax assets	155,991	138,739
Deferred tax liabilities:		
Accelerated depreciation and fixed asset basis differences	37,520	25,564
Prepaid expenses	4,862	4,239
Lease construction reimbursements	2,733	2,537
Other	24,211	20,560
Total deferred tax liabilities	69,326	52,900
Net deferred tax assets	$ 86,665	$ 85,839

The increase in the valuation allowances from fiscal year 2003 to fiscal year 2004 relates primarily to an increase in the valuation allowances attributable to state income tax net operating loss carryforwards and capital loss carryforwards. The valuation allowances shown in the table above include state income tax valuation allowances that are net of the federal tax benefit.

Net deferred tax assets were shown separately on the Consolidated Balance Sheets as current and noncurrent deferred income taxes. The following table summarizes net deferred income tax assets from the balance sheet:

(In thousands)	January 29, 2005	January 31, 2004
Current deferred income taxes	$73,845	$65,779
Noncurrent deferred income taxes	12,820	20,060
Net deferred tax assets	$86,665	$85,839

Note 6 — Income Taxes **(Continued)**

The Company has state net operating loss carryforwards primarily arising from the sale of the KB Toys business of $19.8 million. The existing state net operating loss carryforwards will expire from beginning in fiscal year 2005 and ending in fiscal year 2023.

The Company has established valuation allowances to reflect that it is more likely than not that a portion of the federal and state deferred tax assets may not be realized.

The Company has the following income tax loss and credit carryforwards at January 29, 2005, (amounts are shown net of tax):

(In thousands)		
Federal:		
Net capital loss carryforwards	$11,045	Expires fiscal year 2005
Foreign tax credits	233	Expires fiscal year 2010
State and local:		
California enterprise zone credits	1,942	No expiration date
Columbus enterprise zone credits	1,755	Expires fiscal year 2005
California alternative minimum tax credits	87	No expiration date
Total income tax loss and credit carryforwards	$15,062	

The excess foreign tax credit carryforward generated by the KB Toys business was extended to 10 years as a result of the American Jobs Creation Act of 2004.

The Company's income taxes payable have been reduced and certain state net operating loss carryforwards increased by the tax benefits associated with dispositions of employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price. These benefits were credited directly to shareholders' equity and amounted to $0.9 million, $0.4 million, and $1.4 million in fiscal years 2004, 2003, and 2002, respectively.

In the first quarter of fiscal year 2004, the Company settled a contingency related to a jobs creation tax credit matter and as a result reversed approximately $1.0 million of previously accrued state taxes. Closure of various state and local income tax contingencies also occurred in the fourth quarter of fiscal year 2004 resulting in a net reversal of approximately $1.8 million of previously accrued state income taxes.

During fiscal year 2004, the Company also finalized the audit of MFI consolidated income tax returns for years prior to its acquisition by the Company. MFI was acquired by the Company in 1998. These issues were substantially settled with the Appeals Division of the IRS in fiscal year 2003. Also in fiscal year 2003 various state and local income tax examinations were substantially resolved or closed. As a result, in fiscal year 2003 the Company reversed approximately $3.1 million in previously accrued federal and state income taxes relating to continuing operations and approximately $4.7 million relating to discontinued operations.

Years after fiscal year 2000 are open to examination by the IRS. Various states routinely audit the Company and its subsidiaries. The Company believes that it has adequately provided for tax, interest, and penalties, if any, that may result from future audit adjustments relating to these years.

Note 7 — Employee Benefit Plans

Pension Benefits

The Company has a qualified defined benefit pension plan (the "Pension Plan") and a nonqualified supplemental defined benefit pension plan (the "Supplemental Pension Plan") covering certain employees whose hire date precedes April 1, 1994, who have reached the age of 21, and who have worked for the Company for more than one year. Benefits under each plan are based on credited years of service and the employee's compensation during the last five years of employment. The Company maintains the Supplemental Pension Plan for certain highly compensated executives whose benefits were frozen in the Pension Plan on or subsequent to January 1, 1996. The Supplemental Pension Plan constitutes a contract to pay benefits upon retirement as therein defined. The Supplemental Pension Plan is designed to pay the same benefits in the same amount as if the participants continued to accrue benefits under the Pension Plan. The Company has no obligation to fund the Supplemental Pension Plan, and all assets and amounts payable under the Supplemental Pension Plan are subject to the claims of the general creditors of the Company.

The investments in the Pension Plan are managed with the primary objective of utilizing a balanced approach with equal emphasis on income and capital appreciation. Investment results are compared to the performance metrics on a quarterly basis. Changing market cycles require flexibility in asset allocation to allow movement of capital within the asset classes for purposes of increasing investment return and/or reducing risk. The targeted ranges of asset allocations are:

Equity securities	45–70%
Debt securities	30–55%
Cash equivalents	up to 25%

As permitted by the Company's investment policy, invested Pension Plan assets may include the Company's common shares. At December 31, 2004 and 2003, the Company owned 1,793 and 1,446 shares of Big Lots, Inc. common shares, respectively, held in a separately managed account which mirrored the holdings of a corresponding retail index fund.

Financial futures contracts and financial options contracts can be utilized for purposes of implementing bona fide hedging strategies. All assets must have readily ascertainable market value and be easily marketable. There were no futures contracts outstanding at January 29, 2005.

The equity portfolio will be generally fully invested with minimal emphasis on short-term market fluctuations and broadly diversified. Global equities (foreign) and American Depository Receipts of similar high quality may also be included to further diversify the portfolio.

Fixed income investments of a single issuer (with the exception of U.S. Government or fully guaranteed agencies) must not exceed 10% of the total fixed income portfolio. Corporate obligation issues must meet or exceed a credit rating of Aa at the time of purchase and during the holding period. There are no limitations on the maximum amount allocated to each credit rating within the fixed income portfolio.

The asset allocations at December 31 by asset category were as follows:

	2004	2003
Equity securities	59.9%	64.0%
Debt securities	30.0	22.4
Cash equivalents	10.1	13.6
Total	100.0%	100.0%

The Company's funding policy of the Pension Plan is to make annual contributions based on advice from its actuaries and evaluation of its cash position, but not less than the minimum required by applicable regulations.

Note 7 — Employee Benefit Plans **(Continued)**

The Company expects no required contributions in fiscal year 2005. Additional discretionary contributions could be made upon further analysis of the Pension Plan during fiscal year 2005.

The Pension Plan and the Supplemental Pension Plan benefits expected to be paid in each of the following ten fiscal years are as follows:

Fiscal Year	
(In thousands)	
2005	$ 4,944
2006	4,974
2007	5,034
2008	5,312
2009	5,563
2010–2014	31,675
Estimated future benefit payments	$57,502

The estimated future benefit payments are based on the same assumptions as those used to measure the Company's benefit obligations at January 29, 2005.

The components of net periodic pension cost were comprised of the following:

	Fiscal Year		
	2004	2003	2002
(In thousands)			
Service cost — benefits earned in the period	$ 3,494	$ 3,125	$ 3,550
Interest cost on projected benefit obligation	3,274	2,971	2,887
Expected investment return on plan assets	(3,420)	(2,866)	(2,163)
Amortization of prior service cost	135	135	(115)
Amortization of transition obligation	13	13	13
Amortization of actuarial loss	1,508	1,345	1,104
Net periodic pension cost	$ 5,004	$ 4,723	$ 5,276

Weighted-average assumptions used to determine net periodic benefit cost were:

	Fiscal Year		
	2004	2003	2002
Discount rate	6.1%	6.8%	7.2%
Rate of increase in compensation levels	4.6%	5.1%	5.5%
Expected long-term rate of return	8.5%	9.0%	9.0%
Measurement date for plan assets and benefit obligations	12/31/03	12/31/02	12/31/01

***Note 7 — Employee Benefit Plans* (Continued)**

The following table sets forth certain information for the Pension Plan and the Supplemental Pension Plan at December 31:

	Pension Plan		Supplemental Pension Plan	
	2004	2003	2004	2003
(In thousands)				
Projected benefit obligation	$52,073	$48,868	$5,638	$5,286
Accumulated benefit obligation	41,753	36,126	3,799	2,937
Fair market value of plan assets	52,707	42,601	—	—

The following schedule provides a reconciliation of projected benefit obligations, plan assets, funded status, and amounts recognized for the Pension Plan and Supplemental Pension Plan at December 31:

	2004	2003
(In thousands)		
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$54,154	$ 45,360
Service cost	3,494	3,125
Interest cost	3,274	2,971
Benefits paid	(5,256)	(3,913)
Actuarial loss	2,045	6,611
Projected benefit obligation at end of year	$57,711	$ 54,154
Change in plan assets:		
Fair market value at beginning of year	$42,601	$ 33,524
Actual return on plan assets	3,592	7,297
Employer contribution	11,770	5,693
Benefits paid	(5,256)	(3,913)
Fair market value at end of year	$52,707	$ 42,601
Over (under) funded	$ (5,004)	$(11,553)
Unrecognized actuarial loss	15,629	15,263
Unrecognized transition obligation	119	133
Unrecognized prior service cost	731	866
Net amount recognized	$11,475	$ 4,709
Prepaid benefit cost	$15,938	$ 8,683
Accrued benefit cost	(4,463)	(3,974)
Net amount recognized	$11,475	$ 4,709

Weighted-average assumptions used to determine benefit obligations for fiscal years 2004 and 2003 were:

	Fiscal Year	
	2004	2003
Discount rate	5.7%	6.1%
Rate of increase in compensation levels	4.0%	4.6%
Measurement date for plan assets and benefit obligations	12/31/04	12/31/03

Note 7 — Employee Benefit Plans **(Continued)**

Savings Plans

The Company has a savings plan with a 401(k) deferral feature and a nonqualified deferred compensation plan with a similar deferral feature for eligible employees. The Company contributes a matching percentage of employee contributions which is invested directly in the Company's common shares. The Company's matching contributions are subject to IRS regulations. During the fiscal years 2004, 2003, and 2002, the Company expensed $5.4 million, $4.7 million, and $5.6 million, respectively, for Company matching contributions. In connection with its deferred compensation plan, the Company has purchased mutual fund investments of $8.5 million and $7.0 million at January 29, 2005 and January 31, 2004, respectively, which are recorded in noncurrent other assets. These investments were classified as trading securities and were recorded at their fair value. In addition, the Company has purchased company stock in connection with the deferred compensation plan of $2.5 million and $2.7 million at January 29, 2005 and Janaury 31, 2004, respectively, which are recorded as treasury stock at cost in the Consolidated Statements of Shareholders' Equity.

Note 8 — Leases

Leased property consists primarily of the Company's retail stores and certain warehouse space. Many of the store leases provide that the Company pay for real estate taxes, common area maintenance ("CAM"), and property insurance. Certain leases provide for contingent rents or may have rent escalations. In addition, many leases provide options to extend the original terms for an additional one to fifteen years.

Total retail store and warehouse lease expense, including real estate taxes, CAM, and property insurance, charged to continuing operations for operating leases of stores, warehouses, and offices consisted of the following:

	Fiscal Year		
	2004	2003	2002
(In thousands)			
Minimum leases	$240,930	$217,085	$207,578
Contingent leases	936	509	1,527
Total retail store and warehouse lease expense	$241,866	$217,594	$209,105

Fiscal years 2004 and 2003 exclude lease related expenses for the KB Toys business of $9.3 million and $24.0 million, respectively. This lease expense was related to KB leases which were rejected during the KB Toys bankruptcy and guaranteed by the Company.

Future minimum commitments for store and warehouse operating leases, excluding real estate taxes, CAM, and property insurance, at January 29, 2005, were as follows:

Fiscal Year	
(In thousands)	
2005	$192,008
2006	173,258
2007	144,069
2008	117,543
2009	85,034
Thereafter	151,639
Total store and warehouse operating leases	$863,551

Note 9 — Shareholders' Equity

Earnings per Share

There are no adjustments required to be made to weighted-average common shares outstanding for purposes of computing basic and diluted earnings per share and there were no securities outstanding at January 29, 2005, which were excluded from the computation of earnings per share.

A reconciliation of the number of weighted-average common shares outstanding used in the basic and diluted earnings per share computations is as follows:

	Fiscal Year		
	2004	2003	2002
(In thousands)			
Weighted-average common shares outstanding:			
Basic	114,281	116,757	115,865
Dilutive effect of stock options and restricted shares	520	496	842
Diluted	114,801	117,253	116,707

The dilutive effect of stock options excludes the incremental effect related to outstanding stock options with an exercise price in excess of the common shares weighted-average market price. Such options are excluded as the effect would be antidilutive. In addition, unvested restricted shares representing 172,000 at January 29, 2005, are also excluded from the diluted earnings per share. At the end of fiscal years 2004, 2003, and 2002, stock options outstanding with an exercise price greater than the weighted-average market price were 5.1 million, 6.5 million, and 3.6 million, respectively.

In May 2004, the Company's Board of Directors authorized the repurchase of up to $75.0 million of the Company's common shares. Pursuant to this authorization, the Company purchased 5.4 million common shares having an aggregate cost of $75.0 million with an average price paid per share of $13.82. The repurchased common shares were placed into treasury and are expected to be used for general corporate purposes including the issuance of shares for employee benefits, the exercise of stock options, and the issuance of restricted shares.

Note 10 — Stock Plans

Stock Option Plans

The Big Lots, Inc. 1996 Performance Incentive Plan, as amended (the "1996 Incentive Plan"), authorizes the issuance of incentive and nonqualified stock options, restricted stock, performance units, stock equivalent units, and stock appreciation rights ("SARs"). The Company has not issued performance units, stock equivalent units, or SARs under the 1996 Incentive Plan. The number of common shares initially available for issuance under the 1996 Incentive Plan was 3,125,000 shares plus an additional 1% of the total number of issued shares, including any treasury shares, at the start of the Company's fiscal year plus shares available, but not issued in previous years of the 1996 Incentive Plan. Total common shares available for use under the 1996 Incentive Plan, combined with any awards of stock options or restricted stock outstanding from all equity compensation plans of the Company, shall not exceed 15% of the total issued and outstanding common shares as of any measurement date. The Nominating and Compensation Committee of the Board of Directors, which is charged with administering the 1996 Incentive Plan, determines the term of each award. Options granted to employees expire on the lesser of: (a) the term set by the Nominating and Compensation Committee, which has historically been 10 years from the grant date; (b) one year following death or disability; or (c) three months following termination. Stock options granted under the 1996 Incentive Plan may be either nonqualified or incentive stock options, and the exercise price may not be less than the fair market value, as defined by the

Note 10 — Stock Plans **(Continued)**

1996 Incentive Plan, of the underlying common shares on the date of award. The award price of a SAR is to be a fixed amount not less than 100% of the fair market value of a common share at the date of award. Unless there is a Change in Effective Control, as defined by the 1996 Incentive Plan, the options vest ratably over a five-year period, 20% of the shares on each anniversary. Upon a Change in Effective Control of the Company, all awards outstanding under the 1996 Incentive Plan automatically vest.

The Company maintains the Big Lots Director Stock Option Plan ("Director Stock Option Plan") for non-employee directors. The number of common shares initially available for issuance under the Director Stock Option Plan was 781,250 shares. The Director Stock Option Plan is administered by the Nominating and Compensation Committee of the Board of Directors pursuant to an established formula. Neither the Board of Directors nor the Nominating and Compensation Committee exercise any discretion in administration of the Director Stock Option Plan. Grants are made annually, approximately 90 days following the Annual Meeting of Shareholders, at an exercise price equal to 100% of the fair market value on the date of grant. The present formula provides to each non-employee director an annual grant of an option to acquire 10,000 of the Company's common shares which become fully exercisable over a three-year period: 20% of the shares on the first anniversary, 60% on the second anniversary, and 100% on the third anniversary. Options granted to non-employee directors expire on the lesser of: (a) 10 years plus one month; or (b) one year following death or disability; or (c) at the end of the trading window immediately following termination.

The Company changed its fair value option pricing model from the Black-Scholes model to a binomial model for all options granted on or after February 1, 2004. The fair value of stock options granted prior to February 1, 2004, was determined using the Black-Scholes model. The Company believes that the binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate. In addition, the binomial model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. The assumptions used in the respective option pricing models were as follows:

	Fiscal Year		
	2004	2003	2002
Weighted-average fair value of options granted	$ 5.48	$ 5.49	$ 6.51
Risk-free interest rates	3.1%	3.0%	4.3%
Expected life (years)	5.2	4.8	5.4
Expected volatility	39.0%	58.0%	54.8%
Expected annual forfeiture	3.0%	0.0%	0.0%

Note 10 — Stock Plans **(Continued)**

The following table summarizes information about the Company's stock option plans at January 29, 2005:

Range of Prices		Options Outstanding			Options Exercisable	
Greater Than	Less Than or Equal	Options Outstanding	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$ 1	$10	146,600	6.8	$ 9.75	98,300	$ 9.75
$10	$20	9,285,202	6.7	12.95	3,978,895	12.81
$20	$30	629,688	2.1	26.35	629,688	26.35
$30	$40	519,510	3.1	37.38	519,510	37.38
$40		28,500	2.9	40.80	28,500	40.80
		10,609,500	6.2	$14.97	5,254,893	$16.95

Changes in the status of outstanding options were as follows:

	Options	Price [a]
Outstanding at February 2, 2002	10,067,421	$16.65
Granted	1,931,800	12.36
Exercised	1,323,401	12.16
Forfeited	1,270,727	22.86
Outstanding at February 1, 2003	9,405,093	15.56
Granted	2,285,400	11.37
Exercised	327,675	11.27
Forfeited	637,902	16.69
Outstanding at January 31, 2004	10,724,916	14.73
Granted	2,718,800	14.77
Exercised	1,050,787	11.42
Forfeited	1,783,429	15.31
Outstanding at January 29, 2005	10,609,500	$14.97

(a) Weighted-average per share exercise price.

During fiscal year 2004, the Company granted 172,000 restricted common shares with a closing market price of $10.85 to certain executives. At January 29, 2005, none of the shares have vested. The restricted stock grants were made in accordance with the 1996 Incentive Plan and are subject to a Restricted Stock Award Agreement dated January 6, 2005. The restricted stock grants vest equally over a three-year period and will fully vest if the employee is involuntarily terminated for any reason other than cause before the lapse of such three-year period. The restricted stock grants will be forfeited, in whole or in part, as applicable, if the employee voluntarily terminates his or her employment or if the employee is involuntarily terminated for cause. The market value of the restricted shares was $1.9 million and is being amortized on a straight-line basis to expense over the vesting period. The unamortized portion of the restricted stock grant is included as a separate component of shareholders' equity.

Note 11 — Additional Data

The following schedule is a summary of other current assets, property and equipment — net, accrued liabilities, and other liabilities:

(In thousands)	January 29, 2005	January 31, 2004
Accounts receivable	$ 13,185	$ 9,830
Refundable taxes	6,351	10,017
Prepaid expenses and other current assets	43,864	37,605
Other current assets	$ 63,400	$ 57,452

(In thousands)	January 29, 2005	January 31, 2004
Land and land improvements	$ 39,913	$ 39,688
Buildings and leasehold improvements	649,618	602,840
Fixtures and equipment	664,352	604,706
Transportation equipment	22,741	21,912
Construction-in-progress	10,336	14,340
Property and equipment — cost	1,386,960	1,283,486
Less accumulated depreciation and amortization	738,219	661,488
Property and equipment — net	$ 648,741	$ 621,998

(In thousands)	January 29, 2005	January 31, 2004
Property, payroll, and other taxes	$ 102,118	$ 92,486
Insurance reserves	45,255	37,011
Operating expenses	58,792	56,642
KB bankruptcy related reserves	32,498	24,281
Salaries and wages	20,860	29,543
Interest and taxes	3,213	13,836
Accrued liabilities	$ 262,736	$ 253,799

(In thousands)	January 29, 2005	January 31, 2004
Insurance reserves	$ 35,955	$ 29,322
Deferred incentive rent	39,533	32,302
Other long-term liabilities	10,893	10,457
Other liabilities	$ 86,381	$ 72,081

Note 11 — Additional Data (Continued)

The following analysis supplements changes in assets and liabilities, excluding the effect of discontinued operations, presented in the Consolidated Statements of Cash Flows:

	Fiscal Year		
	2004	2003	2002
(In thousands)			
Inventories	$(65,447)	$(53,359)	$(70,917)
Other current assets	(5,948)	(405)	(8,621)
Other assets	(8,633)	(3,338)	437
Accounts payable	(12,107)	42,071	3,577
Accrued operating expenses	9,548	(18,827)	52,875
Interest and income taxes	(7,259)	(11,837)	22,050
Other liabilities	19,815	39,569	12,921
Change in assets and liabilities, excluding the effect of discontinued operations	$(70,031)	$ (6,126)	$ 12,322

In fiscal year 2004, the $65.4 million change in inventories was primarily due to decreased customer traffic and opportunistic closeout purchases.

In fiscal year 2003, the $53.4 million increase in inventories was primarily due to increased receipts of furniture merchandise substantially offset by an increase in accounts payable of $42.1 million.

In fiscal year 2002, the $70.9 million change in inventories was primarily due to a prior year inventory charge of $62.4 million (before tax). The fiscal year 2001 inventory charge represented: a) costs to modify the Company's product assortment and exit certain merchandise categories ($10.0 million before tax); b) adjustments to the estimated capitalized freight costs related to inbound imported inventories in response to better systems and information ($24.9 million before tax); and c) adjustments to inventory-related costs that were identified as a result of the completion of a significant multiyear conversion to a detailed stock keeping unit inventory management system ($27.5 million before tax). The $52.9 million change in accrued operating expenses in fiscal year 2002 was primarily due to increased reserves in areas such as insurance, bonus compensation, rent, and real estate taxes. The $22.1 million change in interest and income taxes in fiscal year 2002 was primarily due to refunds of $62.5 million from the utilization of the net operating losses and alternative minimum tax, work opportunity, and low income housing credit carryforwards from fiscal year 2000. These refunds were netted against net current tax payments of $39.1 million.

Note 12 — Selected Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for fiscal years 2004 and 2003 have been restated as follows:

Fiscal Year 2004	First	Second	Third	Fourth	Year
(In thousands, except per share amounts) [(a)]					
Net sales	$1,019,198	$994,950	$980,027	$1,380,897	$4,375,072
Gross profit	420,270	406,268	396,211	554,688	1,777,437
Income (loss) from continuing operations — as previously reported	6,707	(7,288)	(24,812)	Not reported	Not reported
Income (loss) from continuing operations — restated	6,351	(7,731)	(25,415)	57,206	30,411
Net income (loss) — as previously reported	6,707	(7,288)	(31,460)	Not reported	Not reported
Net income (loss) — restated	6,351	(7,731)	(32,063)	57,206	23,763
Income (loss) per common share — basic, as previously reported:					
Continuing operations	0.06	(0.06)	(0.22)	Not reported	Not reported
Discontinued operations	—	—	(0.06)	Not reported	Not reported
	0.06	(0.06)	(0.28)	—	—
Income (loss) per common share — basic, restated:					
Continuing operations	0.05	(0.07)	(0.23)	0.51	0.27
Discontinued operations	—	—	(0.06)	—	(0.06)
	0.05	(0.07)	(0.29)	0.51	0.21
Income (loss) per common share — diluted, as previously reported:					
Continuing operations	0.06	(0.06)	(0.22)	Not reported	Not reported
Discontinued operations	—	—	(0.06)	Not reported	Not reported
	0.06	(0.06)	(0.28)	—	—
Income (loss) per common share — diluted, restated:					
Continuing operations	0.05	(0.07)	(0.23)	0.51	0.27
Discontinued operations	—	—	(0.06)	—	(0.06)
	$ 0.05	$ (0.07)	$ (0.29)	$ 0.51	$ 0.21

Note 12 — Selected Quarterly Financial Data (Unaudited) (Continued)

Fiscal Year 2003	First	Second	Third	Fourth	Year
(In thousands, except per share amounts) [(a)]					
Net sales	$948,382	$949,275	$948,117	$1,328,609	$4,174,383
Gross profit	398,112	391,641	392,220	564,386	1,746,359
Income (loss) from continuing operations — as previously reported	10,193	(7,969)	(5,118)	93,789	90,895
Income (loss) from continuing operations — restated	9,881	(8,228)	(5,459)	93,746	89,940
Net income (loss) — as previously reported	10,193	(7,969)	(6,377)	85,328	81,175
Net income (loss) — restated	9,881	(8,228)	(6,718)	85,285	80,220
Income (loss) per common share — basic, as previously reported:					
Continuing operations	0.09	(0.07)	(0.04)	0.80	0.78
Discontinued operations	—	—	(0.01)	(0.07)	(0.08)
	0.09	(0.07)	(0.05)	0.73	0.70
Income (loss) per common share — basic, restated:					
Continuing operations	0.08	(0.07)	(0.05)	0.80	0.77
Discontinued operations	—	—	(0.01)	(0.07)	(0.08)
	0.08	(0.07)	(0.06)	0.73	0.69
Income (loss) per common share — diluted, as previously reported:					
Continuing operations	0.09	(0.07)	(0.04)	0.80	0.78
Discontinued operations	—	—	(0.01)	(0.07)	(0.09)
	0.09	(0.07)	(0.05)	0.73	0.69
Income (loss) per common share — diluted, restated:					
Continuing operations	0.08	(0.07)	(0.05)	0.80	0.77
Discontinued operations	—	—	(0.01)	(0.07)	(0.09)
	$ 0.08	$ (0.07)	$ (0.06)	$ 0.73	$ 0.68

(a) Income (loss) per share calculations for each quarter are based on the applicable weighted-average shares outstanding for each period and may not necessarily be equal to the full year income (loss) per share amount.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, performed an evaluation of the Company's disclosure controls and procedures, pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded, as of the end of the period covered by this report, that such disclosure controls and procedures were effective.

As part of these disclosure controls and procedures, the Company reviewed the appropriateness of its accounting policies. In light of views expressed by the Office of the Chief Accountant of the SEC on February 7, 2005, the Company reviewed its accounting practices for operating leases. As part of this review, the Company initiated a reassessment of its policy related to the accounting for operating leases with scheduled rent increases. The Company determined that its policy should be corrected to recognize minimum rent payments on a straight-line basis beginning with the time the Company takes possession of the premises, instead of the previous policy of using the earlier of the commencement date of the lease or the store opening date. The previously reported financial statements in this Annual Report on Form 10-K have been restated to reflect this correction.

Also as part of this review, the Company initiated a reassessment of its policy that classified tenant allowances as a reduction to property and equipment. The Company determined that its policy should be corrected to treat lease incentives received as a deferred liability amortized over the lease term. The previously reported financial statements included in this Annual Report on Form 10-K have been restated to reflect this correction.

In completing this review, the Company also determined that it should correct the classification of the assets and liabilities of its deferred compensation in fiscal years prior to 2004. Certain mutual funds and company stock purchased in connection with the deferred compensation plan have been restated from cash and cash equivalents to other assets and treasury stock, respectively, and the related liability was corrected from accrued liabilities to other non-current liabilities in the Consolidated Balance Sheet at January 31, 2004 and the acquisition of treasury stock has been corrected to be shown as a component of financing activity rather than operating activity in the Consolidated Statements of Cash Flows.

In reaching its conclusion that the internal control over financial reporting was effective as of January 29, 2005, management carefully considered the facts and circumstances surrounding the restatement of the Company's previously issued financial statements. Management concluded that the restatement was limited to the lease issues and the prior year's classification of the assets and liabilities of a deferred compensation plan discussed above and was not indicative of a broader issue concerning the application of generally accepted accounting principles. Management further concluded that the actual and potential misstatement related to these issues was not material and, accordingly, did not rise to the level of a material weakness.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Internal control systems, no matter how well designed and operated, have inherent limitations, including the possibility of the circumvention or overriding of controls. Due to these inherent limitations, the Company's internal control over financial reporting may not prevent or detect misstatements. As a result, projections of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control system as of January 29, 2005. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company maintained effective internal control over financial reporting, in all material respects, as of January 29, 2005.

The Company's Independent Registered Public Accounting Firm, Deloitte & Touche LLP, has issued an attestation report on management's assessment of the Company's internal control over financial reporting. The report appears in the Financial Statements and Supplementary Data section of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information contained under the captions "Governance of the Company" and "Stock Ownership" in the 2005 Proxy Statement, with respect to directors, the code of ethics, the Audit Committee, the audit committee financial experts of the Company, and Section 16(a) beneficial ownership reporting compliance, is incorporated herein by reference in response to this item.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the captions "Governance of the Company — Director Compensation," "Executive Compensation," and "Nominating and Compensation Committee Report on Executive Compensation" in the 2005 Proxy Statement, with respect to director and executive compensation, is incorporated herein by reference in response to this item.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information contained under the captions "Executive Compensation — Equity Compensation Plan Information" and "Stock Ownership — Ownership of Company Stock by Certain Beneficial Owners and Management" in the 2005 Proxy Statement, with respect to security ownership of certain beneficial owners and management, is incorporated herein by reference in response to this item.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Pre-Approval Policy

The Audit Committee of the Board has adopted the Audit and Non-Audit Services Pre-Approval Policy. Under the policy, the Audit Committee is required to pre-approve all audit and permissible non-audit services performed by the independent auditor in order to assure that the provision of those services does not impair the independent auditor's independence. Pre-approval is detailed as to the particular service or category of service and is subject to a specific engagement authorization. The Audit Committee requires the independent auditor and management to report on the actual fees incurred for each category of service at Audit Committee meetings throughout the year.

During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services which have not been approved. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditor. The Audit Committee may delegate pre-approval authority to one or more of its members for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The member or members to whom pre-approval authority is delegated must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Consistent with the policy, all audit and non-audit services rendered by the Company's independent auditors in fiscal year 2004, including the related fees, were pre-approved by the Audit Committee.

Audit and Non-Audit Fees

The fees incurred by the Company for the professional services rendered by Deloitte & Touche LLP, the Company's independent auditor, during the two most recently completed fiscal years were as follows:

	Fiscal Year	
	2004	**2003**
(In thousands)		
Audit fees	$1,367	$436
Audit-related fees [(a)]	120	67
Tax fees [(b)]	114	148
All other fees	—	—
Total fees	$1,601	$651

(a) Principally audits of employee benefit plans, accounting consultation and nonrecurring services related to compliance with the Sarbanes-Oxley Act of 2002.

(b) Principally tax return preparation, tax planning, and tax compliance services.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Index to Consolidated Financial Statements, Financial Statement Schedules and Exhibits

		Page
1.	Financial Statements	
	Reports of Independent Registered Public Accounting Firm	33
	Consolidated Statements of Operations	35
	Consolidated Balance Sheets	36
	Consolidated Statements of Shareholders' Equity	37
	Consolidated Statements of Cash Flows	38
	Notes to Consolidated Financial Statements	39
2.	Financial Statement Schedules	

Schedule	Description	
II	Valuation and Qualifying Accounts	73

All other financial statements and schedules not listed in the preceding indexes are omitted because they are not required or are not applicable or because the information required to be set forth therein either was not material or is included in the Consolidated Financial Statements or Notes thereto.

BIG LOTS, INC. AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Inventory Valuation Allowance	Beginning of Year	Charged to Cost and Expense	Charged to Other Accounts	Deductions	End of Year
(In thousands)					
Fiscal year ended January 29, 2005	$2,651	243	1,500 (b)	618	$ 776
Fiscal year ended January 31, 2004	$2,879	268	—	496	$2,651 (a)
Fiscal year ended February 1, 2003	$1,672	1,337	—	130	$2,879 (a)

(a) Consists primarily of reserve for merchandise returns and markdowns of aged goods.

(b) Certain amounts were reclassified to other balance sheet accounts during the fiscal year ended January 29, 2005.

3. Exhibits. Exhibits marked with an asterisk (*) are filed herein. Copies of exhibits will be furnished upon written request and payment of the Company's reasonable expenses in furnishing the exhibits. Exhibits 10.1 through 10.22 are management contracts or compensatory plans or arrangements required to be filed as an exhibit.

Exhibit No.	Document
2	Agreement of Merger dated May 15, 2001 (Exhibit 2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2001, and incorporated herein by reference).
3.1	Amended Articles of Incorporation of the Company dated May 15, 2001 (Exhibit 3(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2001, and incorporated herein by reference).
3.2	Code of Regulations of the Company (Exhibit 3(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2001, and incorporated herein by reference).
4	Specimen Common Share Certificate of the Company (Exhibit 4(a) to the Company's Annual Report on Form 10-K for the year ended February 2, 2002, and incorporated herein by reference).
10.1	Big Lots, Inc. 1996 Performance Incentive Plan, as amended and restated effective May 15, 2001 (Exhibit 10 to the Company's Post-Effective Amendment No. 1 to Form S-8 Registration Statement Under the Securities Act of 1933 and incorporated herein by reference).
10.2	Form of Agreement under the Big Lots, Inc. 1996 Performance Incentive Plan (Exhibit 10.2 to the Company's Current Report on Form 8-K dated September 9, 2004, and incorporated herein by reference).
10.3	Big Lots, Inc. Executive Stock Option and Stock Appreciation Rights Plan (Exhibit 10 to the Company's Post-Effective Amendment No. 3 to Form S-8 Registration Statement Under the Securities Act of 1933, and incorporated herein by reference).
10.4	Big Lots, Inc. Amended and Restated Director Stock Option Plan (Exhibit 10 to the Company's Post-Effective Amendment No. 1 to Form S-8 Registration Statement Under the Securities Act of 1933, and incorporated herein by reference).
10.5	First Amendment to Big Lots, Inc. Amended and Restated Director Stock Option Plan dated August 20, 2002 (Exhibit 10(d) to the Company's Quarterly Report on Form 10-Q for the quarter ended August 3, 2002, and incorporated herein by reference).
10.6	Form of Agreement under the Big Lots, Inc. Amended and Restated Director Stock Option Plan (Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 9, 2004, and incorporated herein by reference).
10.7	The 1998 Big Lots, Inc. Key Associate Annual Incentive Compensation Plan, as amended (Exhibit 10(l) to the Company's Annual Report on Form 10-K for the year ended February 2, 2002, and incorporated herein by reference).
10.8*	Big Lots Savings Plan, as amended and restated effective January 1, 2005.
10.9	Big Lots, Inc. Supplemental Savings Plan (Exhibit 10(c) to the Company's Annual Report on Form 10-K for the year ended January 31, 2004, and incorporated herein by reference).
10.10*	Big Lots Defined Benefit Pension Plan, as amended and restated effective January 1, 2005.
10.11	Big Lots Stores, Inc. Supplemental Defined Benefit Pension Plan (Exhibit 10(u) to the Company's Annual Report on Form 10-K for the year ended January 31, 2004, and incorporated herein by reference).
10.12	Big Lots Executive Benefit Plan (Exhibit 10(m) to the Company's Annual Report on Form 10-K for the year ended January 31, 2004, and incorporated herein by reference).

Exhibit No.	Document
10.13	Big Lots, Inc. Director Compensation Package dated January 2005 (Exhibit 10 to the Company's Current Report on Form 8-K dated January 27, 2005, and incorporated herein by reference).
10.14	Employment Agreement with Michael J. Potter dated January 6, 2005 (Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 6, 2005, and incorporated herein by reference).
10.15	Employment Agreement with Brad A. Waite dated February 1, 2004 (Exhibit 10(s) to the Company's Annual Report on Form 10-K for the year ended January 31, 2004, and incorporated herein by reference).
10.16	Employment Agreement with John C. Martin dated December 1, 2003 (Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarter ended November 1, 2003, and incorporated herein by reference).
10.17	Employment Agreement with Donald A. Mierzwa dated February 1, 2004 (Exhibit 10(r) to the Company's Annual Report on Form 10-K for the year ended January 31, 2004, and incorporated herein by reference).
10.18	Employment Agreement with Kent A.W. Larsson dated February 1, 2004 (Exhibit 10(q) to the Company's Annual Report on Form 10-K for the year ended January 31, 2004, and incorporated herein by reference).
10.19	Form of Executive Severance Agreement (Exhibit 10(r) to the Company's Annual Report on Form 10-K for the year ended January 30, 1999, and incorporated herein by reference).
10.20	Form of Senior Executive Severance Agreement (Exhibit 10(s) to the Company's Annual Report on Form 10-K for the year ended January 30, 1999, and incorporated herein by reference).
10.21	Form of Retention Package (Exhibit 10.2 to the Company's Current Report on Form 8-K dated January 6, 2005, and incorporated herein by reference).
10.22	Form of Restricted Stock Award Agreement (Exhibit 10.3 to the Company's Current Report on Form 8-K dated January 6, 2005, and incorporated herein by reference).
10.23	Credit Agreement dated October 29, 2004, by and among Big Lots Stores, Inc., as borrower, the Guarantors named therein, and the Banks named therein (Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 29, 2004, and incorporated herein by reference).
10.24	Security Agreement dated as of October 29, 2004, by and between Big Lots Stores Inc. and Big Lots Capital, Inc. (Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 29, 2004, and incorporated herein by reference).
10.25	Stock Purchase Agreement between KB Acquisition Corporation and Consolidated Stores Corporation (Exhibit 2(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended October 28, 2000, and incorporated herein by reference).
21*	Subsidiaries of the Company.
23*	Consent of Deloitte & Touche LLP.
24.1*	Power of Attorney for Sheldon M. Berman.
24.2*	Power of Attorney for David T. Kollat.
24.3*	Power of Attorney for Brenda J. Lauderback.
24.4*	Power of Attorney for Philip E. Mallott.
24.5*	Power of Attorney for Ned Mansour.
24.6*	Power of Attorney for Michael J. Potter.
24.7*	Power of Attorney for Russell Solt.
24.8*	Power of Attorney for James R. Tener.

Exhibit No.	Document
24.9*	Power of Attorney for Dennis B. Tishkoff.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIG LOTS, INC.

Date: April 18, 2005

By: /s/ Michael J. Potter

Michael J. Potter
Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: April 18, 2005

By: /s/ Michael J. Potter

Michael J. Potter
Chairman of the Board, Chief Executive Officer and President
(Principal Executive Officer)

Date: April 18, 2005

By: /s/ Joe R. Cooper

Joe R. Cooper
Senior Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Date: April 18, 2005

Sheldon M. Berman
David T. Kollat
Brenda J. Lauderback
Philip E. Mallott
Ned Mansour
Michael J. Potter
Russell Solt
James R. Tener
Dennis B. Tishkoff
Directors

Charles W. Haubiel II, by signing his name hereto, does hereby sign this Annual Report on Form 10-K pursuant to the Powers of Attorney executed by the Directors named, filed with the Securities and Exchange Commission on behalf of such Directors, all in the capacities indicated and on the date stated, such persons being a majority of the Directors of the Registrant.

Date: April 18, 2005

By: /s/ Charles W. Haubiel II

Charles W. Haubiel II
Attorney-in-Fact

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following documents of our reports dated April 18, 2005, relating to the consolidated financial statements and financial statement schedule of Big Lots, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note 2) and management's report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Big Lots, Inc. for the year ended January 29, 2005.

1. Post-Effective Amendment No. 1 to Registration Statement No. 33-42502 on Form S-8 pertaining to Big Lots, Inc. Director Stock Option Plan;
2. Post-Effective Amendment No. 1 to Registration Statement No. 33-42692 on Form S-8 pertaining to Big Lots, Inc. Supplemental Savings Plan;
3. Post-Effective Amendment No. 3 to Registration Statement No. 33-6086 on Form S-8 pertaining to Big Lots, Inc. Executive Stock Option and Stock Appreciation Rights Plan;
4. Post-Effective Amendment No. 2 to Registration Statement No. 33-19309 on Form S-8 pertaining to Big Lots, Inc. Savings Plan;
5. Post-Effective Amendment No. 1 to Registration Statement No. 333-32063 on Form S-8 pertaining to Big Lots, Inc. 1996 Performance Incentive Plan; and
6. Registration Statement No. 333-41143 on Form S-4 pertaining to the issuance of Big Lots, Inc. Common Shares.

DELOITTE & TOUCHE LLP

Dayton, Ohio
April 18, 2005

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael J. Potter, certify that:

1. I have reviewed this annual report on Form 10-K of Big Lots, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 18, 2005

By: /s/ Michael J. Potter

Michael J. Potter
Chairman of the Board, Chief Executive Officer and President

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joe R. Cooper, certify that:

1. I have reviewed this annual report on Form 10-K of Big Lots, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 18, 2005

By: /s/ Joe R. Cooper

Joe R. Cooper
Senior Vice President and
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

This certification is provided pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and accompanies the annual report on Form 10-K (the "Report") for the year ended January 29, 2005, of Big Lots, Inc. (the "Company"). I, Michael J. Potter, Chairman of the Board, Chief Executive Officer and President of the Company, certify that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 18, 2005

/s/ Michael J. Potter

Michael J. Potter
Chairman of the Board, Chief Executive Officer and President

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

This certification is provided pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and accompanies the annual report on Form 10-K (the "Report") for the year ended January 29, 2005, of Big Lots, Inc. (the "Company"). I, Joe R. Cooper, Senior Vice President and Chief Financial Officer of the Company, certify that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 18, 2005

/s/ Joe R. Cooper

Joe R. Cooper
Senior Vice President and
Chief Financial Officer

NOTICE OF ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 9:00 a.m. EDT on Tuesday, May 17, 2005, at the Big Lots, Inc. corporate office, 300 Phillipi Road, Columbus, Ohio. Whether or not you plan to attend, you are encouraged to return the proxy which accompanies this report to ensure that your shares will be represented. In accordance with the accompanying proxy statement, shareholders who attend the meeting may withdraw their proxies and vote in person if they so desire.

CEO/CFO CERTIFICATIONS

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Company Information

TRANSFER AGENT & REGISTRAR

National City Bank
1900 East Ninth Street
Cleveland, Ohio 44114

INVESTMENT INQUIRIES

Investor Relations Department
300 Phillipi Road
Columbus, Ohio 43228-5311
(614) 278-6622

INDEPENDENT AUDITORS

Deloitte & Touche LLP
1700 Courthouse Plaza NE
Dayton, Ohio 45402-1788

NYSE TRADING SYMBOL

BLI
LISTED NYSE

COMMUNICATIONS

Public Relations Department
300 Phillipi Road
Columbus, Ohio 43228-5311
(614) 278-6820

TELEPHONE

(614) 278-6800

WEB SITE

www.biglots.com

EMAIL

talk2us@biglots.com

Big Lots, Inc. 300 Phillipi Road Columbus, Ohio 43228

BIG LOTS!™